As Filed with the Securities and Exchange Commission on October 24, 2005

Registration No. 333-128830

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

JDS UNIPHASE CORPORATION

(Exact Name of Registrant as specified in its Charter)

Delaware	3674	94-2579683
(State or Other Jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin Kennedy

Chief Executive Officer

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

(Name, Address, Including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With Copies To:

Michael C. Phillips, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, California 94304 (650) 813-5600	Elias Blawie, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, California 94025 (650) 324-7000

Approximate Date of Commencement of Proposed Sale to the Public:

Upon consummation of the merger described herein.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, $0.001 par value and associated preferred share purchase rights (3)	56,950,000	N/A	$22,995,729	$2,707 (4)

(1)	Represents the maximum number of shares of common stock of JDS Uniphase Corporation issuable in exchange for shares of common stock and preferred stock of Agility Communications, Inc. in connection with the merger of a JDS Uniphase Corporation subsidiary with and into Agility Communications, Inc.
(2)	Pursuant to Rule 457(f)(2) of the Securities Act, the proposed maximum aggregate offering price and the registration fee have been calculated on the basis of the book value of the Agility Communications, Inc. common stock and Agility Communications, Inc. preferred stock to be received by JDS Uniphase Corporation pursuant to the merger as of September 30, 2005, which was $22,995,729 in the aggregate.
(3)	The preferred share purchase rights, which are attached to the shares of JDS Uniphase common stock being registered hereunder, will be issued for no additional consideration.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. JDS Uniphase may not issue the securities to be issued in connection with the merger described in this document until the registration statement filed with the Securities and Exchange Commission is effective. Any representation to the contrary is a criminal offense. This document is not an offer to sell the securities and JDS Uniphase is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

Subject to Completion Dated                     , 2005

Agility Communications, Inc.

475 Pine Avenue

Santa Barbara, California 93117

Dear Agility Stockholder:

It is a pleasure to invite you to the special meeting of stockholders of Agility Communications, Inc., on November 17, 2005, beginning at 12:00 p.m. local time.

At the meeting, you will be asked to approve and adopt the Agreement and Plan of Merger, dated as of September 6, 2005, among JDS Uniphase Corporation, JDSU Acquisition VIII, Inc., Agility, and for purposes of Article 12 only, Ronald Nelson and Charles Froland as Representatives, as it may be amended from time to time, and approve the merger, including the appointment of Ronald Nelson and Charles Froland as stockholder representatives. In the merger, a wholly-owned subsidiary of JDS Uniphase will merge with and into Agility, resulting in Agility becoming a subsidiary of JDS Uniphase and Agility stockholders becoming JDS Uniphase stockholders. Upon the closing of the merger, shares of certain series of Agility preferred stock will be converted into the right to receive a combination of JDS Uniphase common stock and cash equal to an aggregate of $67,000,000, to be paid out following the liquidation preferences contained in Agility’s certificate of incorporation. The merger agreement also provides for the distribution by Agility, concurrently with the closing and prior to the effectiveness of the merger, of special cash dividends on shares of certain series of Agility preferred stock, in an aggregate amount of $13,300,000, less Agility’s expenses related to the merger.

You will also be asked at the meeting to approve an amendment to Agility’s certificate of incorporation to allow Agility to pay the special cash dividends, as contemplated in the merger agreement, on shares of certain series of Agility preferred stock according to a formula contained in the proposed amendment in order to allocate the aggregate amount of such dividends on a pro rata basis in relation to the aggregate merger consideration that each such series of Agility preferred stock shall be entitled to receive at the closing of the merger.

Based on the number of outstanding shares of Agility capital stock as of the date of this proxy statement and prospectus, it is anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock will be entitled to receive any merger consideration or any special cash dividend.

Additionally, you will be asked to approve certain compensatory amounts paid or payable to certain officers and directors of Agility to enable Agility and the individuals receiving such amounts to avoid certain adverse tax consequences under the “parachute payment” provisions of Sections 280G and 4999 of the Internal Revenue Code.

After careful consideration, Agility’s board of directors has unanimously adopted the merger agreement, declared that the merger and the other transactions contemplated by the merger agreement, including the special cash dividend, are advisable and unanimously recommends that you vote FOR the approval and adoption of the merger agreement and approval of the merger, including the appointment of Ronald Nelson and Charles Froland as stockholder representatives, FOR the amendment to Agility’s certificate of incorporation, FOR the compensatory payments and FOR authorizing Agility’s board of directors to act in their discretion with respect to any other business as may properly come before the special meeting or any adjournments of the special meeting.

This is a proxy statement for Agility and it is also JDS Uniphase’s prospectus relating to its offering of shares of JDS Uniphase common stock to Agility stockholders in the proposed merger. It contains important information concerning JDS Uniphase, Agility, the terms of the proposed merger and the conditions that must be satisfied before the merger can occur. Please read this document carefully, including the “ Risk Factors” that are described starting on page 13 of this prospectus and proxy statement. The complete text of the merger agreement is attached as Annex A to this proxy statement and prospectus.

JDS Uniphase is traded on the Nasdaq National Market under the symbol “JDSU” and the exchangeable shares of JDS Uniphase Canada Ltd. are traded on the Toronto Stock Exchange under the symbol “JDU.”

YOUR VOTE IS VERY IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD AS SOON AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. You may revoke your proxy at any time prior to its exercise by filing written notice of such revocation with the Secretary of Agility or by signing and delivering to such Secretary a proxy bearing a later date. In addition, you may attend the special meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

Sincerely,

Ronald Nelson President and Chief Executive Officer Agility Communications, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT AND PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this proxy statement and prospectus is [                 ], 2005

AGILITY COMMUNICATIONS, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD NOVEMBER 17, 2005

To the Stockholders of Agility Communications, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Agility Communications, Inc., a Delaware corporation, will be held at 12:00 p.m. local time, on November 17, 2005, at Agility’s executive offices located at 475 Pine Avenue, Santa Barbara, California 93117.

Only Agility stockholders of record as of October 27, 2005 are entitled to attend and vote at the special meeting. At the special meeting, you will be asked to consider and vote upon the following proposals:

1. To approve and adopt the Agreement and Plan of Merger, dated as of September 6, 2005 by and among JDS Uniphase Corporation, a Delaware corporation, JDSU Acquisition VIII, Inc., a Delaware corporation and wholly-owned subsidiary of JDS Uniphase, and Agility, and for purposes of Article 12 only, Ronald Nelson and Charles Froland as Representatives, as it may be amended from time to time, and to approve the merger contemplated by the merger agreement, including the appointment of Ronald Nelson and Charles Froland as the stockholder representatives.

2. To approve and adopt the amendment to Section 2 of Article Fourth of Agility’s certificate of incorporation regarding the payment of dividends in order to allow Agility to pay certain cash dividends prior to the consummation of the merger on a pro rata basis in relation to the aggregate merger consideration that holders of certain series of Agility preferred stock shall be entitled to receive at the closing of the merger.

3. To approve certain compensatory amounts paid or payable to certain officers and directors of Agility to enable Agility and the individuals receiving such amounts to avoid certain adverse tax consequences under the “parachute payment” provisions of Sections 280G and 4999 of the Internal Revenue Code.

4. To consider and vote upon a proposal to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve any of the matters listed above.

Approval of the proposal to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies, in the event that there are not sufficient votes at the time of the special meeting, requires the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum.

In addition, abstentions will have the same effect as votes against the proposal to adjourn or postpone the special meeting for the purpose of soliciting additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve any of the matters listed above.

The affirmative vote of the holders of a majority of the shares of (i) Agility common stock, (ii) Agility preferred stock, voting together as a class, (iii) Agility Series E preferred stock, voting separately as a class, (iv) Agility Series A Prime preferred stock, Series B Prime preferred stock, Series C Prime preferred stock and Series D Prime preferred stock, voting together as a class, and (v) Agility capital stock, voting together as a class, is necessary for approval and adoption of each of Proposals 1 and 2 above. Approval of the compensatory amounts described in Proposal 3 requires the affirmative vote of holders of more than 75% of Agility’s outstanding capital stock (excluding shares actually or constructively owned by the individuals who received or are entitled to receive the compensatory amounts), voting together as a single class, in order to avoid certain adverse tax consequences for these individuals and Agility.

Details of the proposed merger and other important information concerning JDS Uniphase and Agility are more fully described in the accompanying proxy statement and prospectus. Please give this material your careful attention.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

By Order of the Board of Directors of Agility Communications, Inc.

Ronald Nelson President and Chief Executive Officer

Santa Barbara, California

[DATE], 2005

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about JDS Uniphase from documents filed with the Securities and Exchange Commission, or the SEC, that have not been included in or delivered with this document. This information is available at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources.

You may also request copies of these documents that relate to JDS Uniphase, without charge, upon written or oral request to:

JDS Uniphase Corporation

Corporate Secretary

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

This document constitutes part of the registration statement on Form S-4 filed with the Securities and Exchange Commission by JDS Uniphase. This document does not contain all of the information included in the registration statement, certain items of which are contained in schedules and exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this document as to certain of JDS Uniphase’s contracts, agreements or other documents referred to are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. This information is available at the Internet website that the Securities and Exchange Commission maintains at http://www.sec.gov, as well as from other sources, including from JDS Uniphase at the address provided above.

Agility stockholders may also request copies of the proxy statement/prospectus without charge, by written or oral request to:

Agility Communications, Inc.

475 Pine Avenue

Santa Barbara, California 93117

Attention: Vice President, Finance

(805) 690-1700

In order to receive timely delivery of the documents, you must make your request no later than November 10, 2005.

See “Where You Can Find More Information,” on page 68 of this document.

i

(continued)

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this proxy statement and prospectus?

A:	On September 6, 2005, JDS Uniphase Corporation and Agility Communications, Inc. entered into a merger agreement under which a newly formed subsidiary of JDS Uniphase will be merged with and into Agility and Agility will become a wholly owned subsidiary of JDS Uniphase. As a holder of shares of Agility capital stock, you may be entitled to receive shares of JDS Uniphase common stock and a cash payment if the requisite approval of Agility’s stockholders is received by Agility and certain other conditions are met. You will also have appraisal or dissenters’ rights in connection with the merger, which means that you may seek appraisal of the fair value of your shares of Agility stock by complying with all of the Delaware or California law procedures, as explained in this proxy statement and prospectus. The information in this prospectus is being provided to you to assist you in determining whether to vote in favor of the merger or to exercise your appraisal or dissenters’ rights. You should carefully read and consider the information included in this proxy statement and prospectus before making a decision.

Q:	How will Agility fit into JDS Uniphase after the merger?

A:	Following the merger, Agility will operate as a wholly-owned subsidiary of JDS Uniphase. The directors and officers of Agility will resign from their positions in connection with the merger. Certain employees of Agility, including certain of the officers of Agility, will become employees of JDS Uniphase following the merger.

Q:	What will I receive at the closing of the merger?

A:	It depends on what type of Agility stock you hold. It is currently anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock (collectively referred to sometimes as the “participating Agility stockholders”) will be entitled to receive any merger consideration and that holders of Agility Series D, Series C, Series B, and Series A preferred stock and common stock will not be entitled to any merger consideration. If the merger is completed, holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock will be entitled to receive a certain amount of cash and a certain number of shares of JDS Uniphase common stock in exchange for shares of Agility Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock as further described under the heading “Proposal No. 1: The Merger and Related Transactions – Structure of the Merger and Conversion of Agility Stock” on page 32 of this document. The cash portion of the merger consideration will be deposited into an escrow account to cover certain indemnification obligations owed to JDS Uniphase by the participating Agility stockholders pursuant to the merger agreement and any amounts remaining after such obligations have been fulfilled will be distributed to you within five business days following the one year anniversary of the closing, subject to any amounts otherwise reserved for unsatisfied, unresolved indemnification claims and any amounts payable to the stockholder representatives for certain expenses as further described under the heading “Proposal No. 1: The Merger and Related Transactions – Escrow and Indemnification” on page 37 of this document.

Q:	Will I receive any other payments in connection with the merger?

A:	In addition to the merger consideration discussed above, the merger agreement also provides for the distribution by Agility, concurrently with the closing and prior to the effectiveness of the merger, of special cash dividends in an aggregate amount of $13.3 million, less Agility’s transaction expenses. The intent of the proposed amendment to Agility’s certificate of incorporation is to allocate the aggregate amount of such dividends on a pro rata basis in relation to the aggregate merger consideration which each class of Agility capital stock that is in-the-money shall be entitled to receive at the closing of the merger. Thus, it is currently anticipated that you will only receive a special cash dividend if you are a participating Agility stockholder.

Q:	Does the board of directors of Agility recommend voting in favor of the merger and the amendment to the certificate of incorporation?

A:	Yes. After careful consideration, Agility’s board of directors unanimously determined that the merger is advisable and fair to, and in the best interests of, Agility’s stockholders. The Agility board of directors has unanimously approved the merger, the merger agreement, and the other transactions contemplated by the merger agreement, including the appointment of Ronald Nelson and Charles Froland as stockholder representatives. The Agility board of directors has also unanimously approved the amendment of the certificate of incorporation of Agility to allow for payment of the special cash dividends in the manner described above.

Q:	What vote of Agility stockholders is required to approve the merger and approve and adopt the merger agreement and amendment to the certificate of incorporation?

A:	The affirmative vote of the holders of shares of (i) a majority of Agility common stock, (ii) a majority of Agility preferred stock, voting together as a class, (iii) a majority of Agility Series E preferred stock, voting separately as a class, (iv) a majority of Agility Series A Prime preferred stock, Series B Prime preferred stock, Series C Prime preferred stock and Series D Prime preferred stock (collectively referred to sometimes as the Agility Prime preferred stock), voting together as a class, and (v) a majority of Agility capital stock, voting together as a class, is required to approve the merger and approve and adopt the merger agreement and the amendment to Agility’s certificate of incorporation.

Certain stockholders, directors and executive officers of Agility representing approximately (i) 47% of the voting power of the Agility common stock, (ii) 44% of the voting power of Agility preferred stock, (iii) 37% of the voting power of Agility Series E preferred stock, (iv) 41% of the voting power of Agility Prime preferred stock, and (v) 44% of the voting power of Agility capital stock, outstanding as of the record date, have agreed to vote their shares in favor of the proposal to approve the merger and to approve and adopt the merger agreement.

Q:	What vote of Agility stockholders is required to approve the compensatory payments to certain Agility officers and directors?

A:	The affirmative vote of holders of more than 75% of Agility’s outstanding capital stock (excluding shares actually or constructively owned by the individuals who received or are entitled to receive the compensatory amounts), voting together as a class, is required to approve certain compensatory amounts paid or payable to certain officers and directors of Agility in order to avoid certain adverse tax consequences for these individuals and Agility.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as possible. We expect to complete the merger during the fourth calendar quarter of 2005, subject to satisfaction of the closing conditions and the receipt of approvals described in the merger agreement.

Q:	What do I need to do now?

A:	You should cast your vote on the merger by completing, signing and dating your proxy card. The completed proxy card should be returned in the enclosed self-addressed postage paid envelope. You can also attend Agility’s special meeting and vote in person.

You should not send in stock certificates now. After the merger is completed, you will be sent written instructions for exchanging your share certificates.

Q:	When should I send in my proxy card? Can I change my vote?

A:	You should send in your proxy card as soon as possible so that your shares will be voted at the special meeting. You can change your vote at any time prior to Agility’s special meeting by submitting a later dated signed proxy card. You can also change your vote by attending Agility’s special meeting and voting in person.

Q:	Will I be able to trade the JDS Uniphase common stock that I receive in connection with the merger?

A:	Yes. The shares of JDS Uniphase common stock issued in connection with the merger will be freely tradable, unless you are an affiliate of Agility or JDS Uniphase. Generally, persons who are deemed affiliates of Agility must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any shares of JDS Uniphase common stock received in connection with the merger. You will be notified if you are such an affiliate.

Q:	What should I do if I have any questions?

A:	You should call John Nadaskay, Agility’s Vice President of Finance, at (610) 351-4503.

SUMMARY

This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer for a more complete understanding of the merger. In addition, important business and financial information about JDS Uniphase is incorporated by reference into this proxy statement and prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 68 of this prospectus and proxy statement.

The Companies

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

www.jdsu.com

JDS Uniphase Corporation is a high-technology company that designs and manufactures products for fiber optic communications, as well as for markets where its core optics technologies provide innovative solutions for industrial, commercial and consumer applications. These fiber optic components and modules are deployed by system manufacturers for the telecommunications, data communications and cable television industries. JDS Uniphase also offers products for display, security, medical/environmental instrumentation, decorative and aerospace and defense applications. JDS Uniphase is traded on the Nasdaq National Market under the symbol “JDSU” and the exchangeable shares of JDS Uniphase Canada Ltd. are traded on the Toronto Stock Exchange under the symbol “JDU.” JDS Uniphase was incorporated in California in May 1979 and reincorporated in Delaware in October 1993. JDS Uniphase’s corporate headquarters in the United States is at 1768 Automation Parkway, San Jose, California 95131, where the telephone number is (408) 546-5000. JDS Uniphase maintains a site on the Internet at www.jdsu.com. Information found at JDS Uniphase’s website is not part of this prospectus and proxy statement.

Agility Communications, Inc.

475 Pine Avenue

Santa Barbara, California 93117

(805) 690-1700

www.agility.com

Agility Communications, Inc. is a leading provider of widely tunable laser solutions for optical networks. Agility’s tunable transponder and tunable laser solutions reduce capital and operating expenses for carriers and system providers by reducing inventory, simplifying planning and enabling more stable, flexible network architectures. Agility was incorporated in Delaware in December 1998. Agility maintains a site on the Internet at www.agility.com. Information found at Agility’s website is not part of this prospectus and proxy statement.

For additional information regarding the business of Agility, please see “Information Concerning Agility” beginning on page 64.

The Agility Special Meeting (See Page 28)

Time, Place and Date. A special meeting of stockholders of Agility will be held at Agility’s executive offices at 475 Pine Avenue, Santa Barbara, California, on November 17 at 12:00 p.m. local time.

Matters to be Considered. At the special meeting, Agility stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and approve the merger. Agility stockholders will also be asked to approve an amendment to Agility’s certificate of incorporation and certain compensatory amounts paid or payable to certain officers, directors and employees of Agility.

Record Date. The Agility board of directors has fixed the close of business on October 27, 2005 as the record date for determining the Agility stockholders entitled to receive notice of and to vote at the special meeting. Only holders of record of Agility capital stock on the record date are entitled to receive notice of and to vote at the special meeting. Each share of Agility common stock is entitled to one vote, and each share of Agility preferred stock is entitled to the number of votes equal to the number of shares of Agility common stock into which such share of preferred stock could be converted at the record date.

Required Vote. The approval and adoption of the merger agreement and approval of the merger, and therefore the closing of the merger, requires the affirmative vote of the holders of shares of (i) a majority of Agility common stock, (ii) a majority of Agility preferred stock, voting together as a class, (iii) a majority of Agility Series E preferred stock, voting separately as a class, (iv) a majority of Agility Prime preferred stock, voting together as a class, and (v) a majority of Agility capital stock, voting together as a class. The failure of an Agility stockholder to vote with respect to the proposal to approve and adopt the merger agreement and approve the merger will have the same effect as a vote against the approval and adoption of the merger agreement and approval of the merger.

Certain stockholders, directors and executive officers of Agility representing approximately (i) 47% of the voting power of the Agility common stock, (ii) 44% of the voting power of the Agility preferred stock, (iii) 37% of the voting power of Agility Series E preferred stock, (iv) 41% of the voting power of Agility Prime preferred stock, and (v) 44% of the voting power of Agility capital stock, outstanding as of the record date, have agreed to vote their shares in favor of the proposal to approve and adopt the merger agreement and approve the merger. Additionally, on January 14, 2005, JDS Uniphase entered into a stock purchase agreement with Agility to purchase shares of Agility Series E preferred stock representing approximately 10% of the voting power of Agility Series E preferred stock. JDS Uniphase intends to vote these shares in favor of the approval and adoption of the merger agreement and the approval of the merger.

Voting; Proxies. Agility stockholders can vote their shares by attending the special meeting and voting in person or by signing and mailing the enclosed proxy card with their votes. Agility stockholders can revoke their proxy at any time before the vote is taken.

The Merger (See Page 32)

A copy of the merger agreement (incorporated by reference herein) is attached as Annex A to this proxy statement and prospectus. JDS Uniphase and Agility encourage you to read the entire merger agreement carefully because it is the governing document for the merger.

Structure of the Merger and Conversion of Agility Stock (See Page 36)

JDSU Acquisition VIII, Inc., a wholly owned subsidiary of JDS Uniphase, will merge with and into Agility and Agility will become a wholly owned subsidiary of JDS Uniphase. The total merger consideration payable under the merger agreement consists of (a) that number of shares of JDS Uniphase common stock equal to the quotient obtained by dividing (x) $56,950,000 by (y) the average of the Nasdaq Official Closing Price of one share of JDS Uniphase common stock for the ten (10) trading days ending on the trading day that is three (3) trading days prior to the closing date of the merger, subject to certain adjustments, plus (b) $10,050,000 in cash. It is currently anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock (collectively referred to sometimes as the “participating Agility stockholders”) will be entitled to receive any merger consideration and that holders of Agility’s Series D, Series D-1, Series C, Series B, and Series A preferred stock and common stock will not be entitled to any merger consideration. If the merger is completed, holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock will be entitled to receive a certain amount of cash and a certain number of shares of JDS Uniphase common stock in exchange for shares of Agility capital stock as further described under the heading “Proposal No. 1: The Merger and Related Transactions – Structure of the Merger and Conversion of Agility Stock” on page 36 of this document.

Special Cash Dividends (See Page 37)

As contemplated in the merger agreement, Agility will declare and pay special cash dividends to its stockholders in an aggregate amount equal to $13.3 million less any merger transaction related expenses incurred by Agility (which are currently estimated to be $2.2 million). It is anticipated that the aggregate amount of such special cash dividends will be paid to Agility’s stockholders on a pro-rata basis in proportion to the aggregate merger consideration that holders of certain classes of Agility capital stock shall be entitled to receive following the closing of and concurrently with the effectiveness of the merger. See also “Proposal No. 2: Approval of Amendment to Agility’s Certificate of Incorporation — Estimated Cash Dividends to be Paid Prior to the Merger” on page 59.

Escrow and Indemnification (See Page 37)

The cash that is otherwise payable to the participating Agility stockholders as merger consideration will be deposited into an escrow account that will be used to indemnify JDS Uniphase for certain indemnification obligations which may be owed to JDS Uniphase by the participating Agility stockholders. Within five business days following the one year anniversary of the closing of the merger, JDS Uniphase will deliver to each participating Agility stockholder their respective portion of the amount of cash held in escrow, less any amounts necessary to satisfy any then unsatisfied, unresolved or contested indemnification claims and any then outstanding but unpaid expenses of the stockholder representatives. As soon as each such claim has been finally resolved, JDS Uniphase shall deliver to each participating Agility stockholder their respective portion of the then remaining cash held in escrow not applied to the satisfaction of such claim or to the payment of the then outstanding but unpaid expenses of the stockholder representatives.

Recommendation of Agility’s Board of Directors (See Page 30)

After careful consideration, Agility’s board of directors unanimously determined that the merger is fair to you and in your best interests and declared the merger advisable. Agility’s board of directors unanimously approved the merger agreement and recommends its adoption by you.

Reasons for the Merger (See Page 33)

The JDS Uniphase board of directors has based its approval of the merger and its determination that the merger agreement is in the best interests of JDS Uniphase and its stockholders upon a number of factors, including the following advantages of the merger:

•

Agility’s widely tunable laser solutions employ a single chip monolithic platform. This platform is capable of addressing a broad range of potential customer requirements, and is not limited to a single form factor, as is the case with other tunable laser architectures. The potential benefits inherent in Agility’s monolithic platform include the ability to integrate fully a tunable laser with a modulator via a highly scalable semiconductor wafer process.

•	Agility’s technology, platform and architecture can offer potential customers products and product specifications that JDS Uniphase does not currently provide. Agility’s single chip monolithic platform enables tunable 2.5 Gb/s SFP and 10 Gb/s XFP form factor modules. Migration to pluggable solutions is expected to enable JDS Uniphase customers to enjoy significant reductions in power dissipation, footprint and provisioning costs. The platform also offers switching speeds of less than 10 milliseconds, and is less sensitive to shock and vibration than other solutions, thus enabling deployment of robust, agile optical networks.

•	The acquisition broadens JDS Uniphase’s current product portfolio by adding widely tunable laser solutions for the optical network and would help establish JDS Uniphase as an industry leader in the market for tunable lasers and transponders, and would position JDS Uniphase as one of the broadest end-to-end agile optical network portfolio providers in the industry today.

•	Combining the companies will allow JDS Uniphase to use its higher volume, lower cost, scalable manufacturing capabilities to manufacture Agility products, potentially resulting in improved yields, faster cycle times, more efficient operations, and a reduction in manufacturing costs for Agility products.

•	Certain strategic advantages as a result of the combined company may result in greater growth of the combined company than the two companies might achieve operating independently, including the potentially significant enhancement to JDS Uniphase’s product offerings for tunable lasers and transponders resulting from a combination of the existing JDS Uniphase products with those of Agility, the ability to combine the JDS Uniphase and Agility product offerings and thereby offering an integrated and complete line of products for agile optical networks and the enhancements to JDS Uniphase’s ability to develop and deploy future generation product offerings for agile optical networks.

•	By combining Agility’s products with JDS Uniphase’s global sales force, the merger will enable increased sales opportunities for Agility’s products.

•	The merger will also enable sales opportunities for complementary products of JDS Uniphase based on the current qualification of Agility products at a number of leading optical system providers.

•	The merger will result in the addition of technical knowledge of Agility’s engineering and research and development personnel to JDS Uniphase’s team.

The Agility board has based its approval of the merger and its determination that the merger agreement is in the best interests of Agility and its stockholders upon a number of factors, including the following advantages of the merger:

•	The overlap of research and development efforts and the potential synergy of JDS Uniphase’s technologies with Agility’s technologies will enable the combined company to respond more effectively to customer needs and compete in the dynamic marketplace and reach the marketplace more quickly with tunable lasers for optical networking solutions.

•	The merger will create a combined company with significantly greater resources, most notably, a larger addressable market for Agility’s products. With expanded resources, the combined company should be able to achieve greater sales, greater leverage of current and future infrastructure, operational efficiencies, and better service of its customers in the optical networking marketplace.

•	The merger will enable Agility to achieve a measure of visibility as a subsidiary of a public company that will enhance its position with customers, partners, and employees.

•	Since inception, Agility has raised a total of $192.4 million through the sale of preferred stock, and the accumulated liquidation preferences in Agility’s current certificate of incorporation amount to approximately $114.7 million. While the consideration being paid by JDS Uniphase in the merger is less than the aggregate liquidation preferences of Agility’s preferred stockholders, the receipt of JDS Uniphase common stock offers Agility’s stockholders who receive merger consideration an opportunity to gain greater liquidity in their investment. Additionally, the Agility stockholders who receive merger consideration will have the ability to continue to participate in the growth of the business conducted by JDS Uniphase and Agility after the merger and to benefit from the potential appreciation in the value of JDS Uniphase common stock.

Conditions to Completion of the Merger (See Page 42)

JDS Uniphase and Agility will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when JDS Uniphase and Agility file a certificate of merger with the State of Delaware.

JDS Uniphase and Agility are working toward completing the merger as quickly as possible and hope to complete the merger in the fourth calendar quarter of 2005.

Termination of Merger Agreement (See Page 44)

JDS Uniphase and Agility can terminate the merger agreement under certain circumstances, including if the merger is not consummated by December 31, 2005.

No Solicitation of Transactions (See Page 41)

Agility has agreed that it will not solicit nor consider any other offers for the sale and purchase of Agility assets and properties and will promptly notify JDS Uniphase if it receives any inquiries or proposals regarding an alternative sale and purchase.

Ownership of JDS Uniphase Following the Merger

Assuming that the average of the Nasdaq Official closing Price of one share of JDS Uniphase common stock for the ten (10) trading days ending on the trading day that is three (3) trading days prior to the closing date of the merger equals $2.14, and assuming no adjustment to the number of shares of JDS Uniphase common stock payable at the closing of the merger as set forth under the heading “Special Cash Dividends,” Agility stockholders will be entitled to receive an aggregate of approximately 26,612,149 shares of JDS Uniphase common stock, or approximately 1.6% of the total issued and outstanding shares of JDS Uniphase common stock following the merger, based on the total number of issued and outstanding shares of JDS Uniphase common stock on August 31, 2005.

Interests of Certain Persons in the Merger (See Page 45 and 60)

In considering the recommendation of Agility’s board of directors in favor of the merger, stockholders should be aware that certain members of the Agility board and Agility management will receive benefits as a result of the merger that will be in addition to or different from benefits received by Agility stockholders generally.

Material United States Federal Income Tax Considerations (See Page 45)

The U.S. federal income tax consequences to you of the merger will differ depending on whether or not the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, sometimes referred to as the Code. Qualification as a reorganization will depend on factual circumstances that cannot be known for certain until completion of the merger. Therefore, you will not know the U.S. federal income tax consequences to you of the merger at the time you vote on whether to approve the merger.

The parties will take the position that the special cash dividends are a distribution by Agility to its stockholders rather than additional merger consideration paid by JDS Uniphase to the Agility stockholders. Distributions to stockholders constitute taxable dividend income to the extent of the distributing corporation’s current year or accumulated earnings and profits, with any non-dividend portion of such distribution treated as a tax-free return of capital to the extent of a stockholder’s tax basis in his, her or its stock, and any remainder in excess of such tax basis treated as capital gain (long-term if the stock is held for more than one year at the time of the distribution).

Regulatory Approval Requirements (See Page 42)

The merger is subject to approval under the antitrust laws. JDS Uniphase and Agility have made the required filings with the Department of Justice and the Federal Trade Commission, but the appropriate waiting periods have not expired as of the date of this proxy statement and prospectus. JDS Uniphase and Agility are not permitted to complete the merger until the applicable waiting period has expired or terminated. JDS Uniphase and Agility intend to comply with all applicable notification requirements and requests for information from the Department of Justice or the Federal Trade Commission or any foreign regulatory agency. The Department of Justice or the Federal Trade Commission, as well as a foreign regulatory agency or government, state or private person, may challenge the merger at any time before or after its completion.

Accounting Treatment of the Merger (see Page 45)

The merger will be accounted for under the purchase method of accounting in accordance with U.S. generally accepted accounting principles.

Restrictions on Sales of Stock (See Page 56)

All shares of JDS Uniphase common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either JDS Uniphase or Agility under the Securities Act of 1933. Generally, persons who are deemed affiliates of Agility must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any shares of JDS Uniphase common stock received in connection with the merger.

Appraisal and Dissenters’ Rights (See Page 49)

Agility stockholders who wish to exercise their appraisal or dissenters’ rights, must satisfy the provisions of Section 262 of the Delaware General Corporation Law or Chapter 13 of the California Corporations Code which are specific and must be followed completely. Failure to comply with these procedures may cause a termination of an Agility stockholder’s appraisal or dissenters’ rights.

Expenses

Each of JDS Uniphase and Agility’s stockholders will pay all expenses it or they incur in connection with the merger.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to JDS Uniphase’s and Agility’s financial conditions, results of operations and businesses, and on the expected impact of the merger on JDS Uniphase’s and Agility’s financial performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “likely to” and similar expressions identify forward looking statements. In addition, forward looking statements in this document include, among others, the statements under the headings “Reasons for the Merger,” “What will I receive at the closing of the merger?,” “When do you expect the merger to be completed?” and “Estimated Cash Dividends to be Paid Prior to the Merger.” All forward looking statements included in this document are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. Some of the factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, but are not limited to, the following: successful integration of the JDS Uniphase and Agility businesses may be limited and the merger may fail to realize the intended benefits; the average closing price of JDS Uniphase common stock may be lower than the market value of the shares which would reduce the amount of compensation received by the Agility shareholders; delayed receipt of required regulatory approvals may cause the closing of the merger to be delayed; direct transaction expenses incurred by Agility may be higher as a result of any delays or other unanticipated events; and those other factors, risks and uncertainties discussed under “Risk Factors” beginning on page 12 of this document. Agility stockholders are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date of this document or the date of any document incorporated herein by reference.

SUMMARY CONSOLIDATED FINANCIAL DATA OF JDS UNIPHASE

The following tables summarize JDS Uniphase’s consolidated financial data. The financial data as of June 30, 2001, 2002 and 2003 and for the years ended June 30, 2001 and 2002 are derived from audited financial statements not included or incorporated by reference in this prospectus. The financial data as of June 30, 2004 and 2005 and for the years ended June 30, 2003, 2004 and 2005 are derived from audited financial statements incorporated by reference in this prospectus. You should read the summary consolidated financial data together with the consolidated financial statements and related notes of JDS Uniphase and the other financial information of JDS Uniphase incorporated by reference in this prospectus.

	(in millions, except per share data)
	Years Ended June 30,
	2005	2004	2003(1)	2002(2)	2001(3)(4)
Consolidated Statement of Operations Data:
Net revenue	$712.2	$635.9	$675.9	$1,098.2	$3,232.8
Gross profit (loss)	125.6	145.8	55.4	(72.9)	926.1
Amortization of goodwill and other intangibles (1)	19.8	16.0	19.8	1,308.7	5,387.0
Acquired in-process research and development	1.1	2.6	0.4	25.3	393.2
Reduction of goodwill and other long-lived assets	69.8	51.8	393.6	5,979.4	50,085.0
Restructuring charges	18.2	11.5	121.3	260.0	264.3
Total operating expense	359.9	326.1	956.1	8,211.1	57,273.5
Loss from operations	(234.3)	(180.3)	(900.7)	(8,284.0)	(56,347.4)
Net loss	(261.3)	(115.5)	(933.8)	(8,738.3)	(56,121.9)
Net loss per share-basic and diluted	$(0.18)	$(0.08)	$(0.66)	$(6.50)	$(51.40)

	Years Ended June 30,
	2005	2004	2003	2002(2)	2001(3)(4)
Consolidated Balance Sheet:
Cash, cash equivalents and short-term investments	$1,304.5	$1,548.7	$1,234.1	$1,450.4	$1,812.2
Working capital	1,348.4	1,539.5	1,168.4	1,430.5	2,233.0
Total assets	2,080.4	2,392.2	2,137.8	3,004.5	12,245.4
Long-term obligations	510.9	508.9	16.3	8.9	18.0
Total stockholders’ equity	$1,329.7	$1,571.1	$1,671.1	$2,471.4	$10,706.5

(1)	Commencing July 1, 2002, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” JDS Uniphase no longer amortizes goodwill, but tests for impairment of goodwill on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Fiscal years 2002 and 2001 include goodwill amortization as a component of the expense for amortization of goodwill and other intangibles.
(2)	JDS Uniphase acquired International Business Machines Corp.’s optical transceiver business on December 28, 2001 in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2002 included the results of operations of the optical transceiver business subsequent to December 28, 2001 and the Consolidated Balance Sheet as of June 30, 2002 included the financial position of the optical transceiver business.
(3)	JDS Uniphase acquired SDL, Inc. on February 13, 2001 in a transaction accounted for as a purchase. The Consolidated Statement of Operations for fiscal 2001 included the results of operations of SDL subsequent to February 13, 2001 and the Consolidated Balance Sheet as of June 30, 2001 included the financial position of SDL.
(4)	On February 13, 2001, JDS Uniphase completed the sale of its Zurich, Switzerland subsidiary to Nortel Networks Corp. or Nortel, for 65.7 million shares of Nortel common stock valued at $1,953.3 million. After adjusting for the net costs of the assets sold and for the expenses associated with the divestiture, JDS Uniphase realized a gain of $1,770.2 million from the transaction. JDS Uniphase subsequently sold 41.0 million shares of Nortel common stock for total proceeds of $659.2 million, resulting in a realized loss of $559.1 million during fiscal 2001.

MARKET PRICE AND DIVIDEND INFORMATION

JDS Uniphase common stock is traded on the Nasdaq National Market under the symbol “JDSU.” The following table shows the high and low sale prices of JDS Uniphase common stock as reported by the Nasdaq National Market for the periods indicated.

	JDS Uniphase Sale Price
	High	Low
Year Ended June 30, 2003
First Quarter.	$3.84	$1.87
Second Quarter	$3.41	$1.62
Third Quarter.	$3.28	$2.53
Fourth Quarter	$4.28	$2.86

Year Ending June 30, 2004
First Quarter.	$4.20	$2.85
Second Quarter	$4.02	$3.13
Third Quarter	$5.73	$3.88
Fourth Quarter	$4.48	$2.98

Year Ending June 30, 2005
First Quarter.	$3.56	$2.97
Second Quarter	$3.56	$3.03
Third Quarter	$3.13	$1.60
Fourth Quarter	$1.66	$1.36

On September 7, 2005, the last full trading day before the public announcement of the proposed merger, the high and low sale prices for JDS Uniphase common stock, as reported on the Nasdaq National Market, were $1.56 and $1.51, respectively.

You are advised to obtain current market quotations for JDS Uniphase common stock. The market price of JDS Uniphase common stock is subject to fluctuation. The value of the shares of JDS Uniphase common stock that holders of Agility will receive in the proposed merger may increase or decrease.

Because there is no established trading market for shares of any class of Agility capital stock, information with respect to the market prices of Agility stock has been omitted.

JDS Uniphase has never paid a cash dividend since its inception and does not anticipate paying any cash dividends in the foreseeable future. Other than the special cash dividends on certain series of Agility preferred stock to be distributed by Agility concurrently with the closing and prior to the effectiveness of the merger, Agility has never paid a cash dividend since its inception.

RISK FACTORS

By voting to approve the merger agreement, the merger and related transactions, Agility stockholders will be choosing to invest in JDS Uniphase securities. An investment in JDS Uniphase securities involves a high degree of risk which risk may be in addition to or different from the risk of investment in Agility securities. You should consider the following risk factors in deciding whether to approve the merger. In evaluating the merger, you should consider these risk factors in connection with the other information that JDS Uniphase and Agility have included or incorporated by reference into this document.

This document and the documents incorporated by reference into this document contain forward looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to JDS Uniphase and Agility’s financial condition, results of operations and business and on the expected impact of the merger. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify forward looking statements. These forward looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties described below and in the documents incorporated by reference into this document.

Risks Related to the Merger

Although JDS Uniphase and Agility expect that the merger will result in benefits, those benefits may not be realized

Achieving the benefits of the merger may depend in part on the integration of technology, operations and personnel. The integration of JDS Uniphase and Agility will be a complex, time consuming and expensive process and may disrupt JDS Uniphase’s business if not completed in a timely and efficient manner. The challenges involved in this integration include the following:

•	Coordinating manufacturing operations in a rapid and efficient manner;

•	Combining product offerings and product lines effectively and quickly;

•	Integrating sales efforts so that customers can do business easily with the combined company;

•	Bringing together the companies’ marketing efforts so that the industry receives useful information about the merger;

•	Coordinating research and development activities to enhance introduction of new products and technologies; and

•	Persuading employees that JDS Uniphase’s and Agility’s business cultures are compatible.

It is not certain that JDS Uniphase and Agility can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Failure to do so could materially harm the business and operating results of the combined company. Also, neither JDS Uniphase nor Agility can assure you that the growth rate of the combined company will equal the historical growth rate experienced by JDS Uniphase and Agility.

If the merger is not completed, JDS Uniphase’s stock price and JDS Uniphase and Agility’s future business and operations could be harmed

If the merger is not completed, JDS Uniphase and Agility may be subject to the following material risks, among others:

•	the price of JDS Uniphase common stock may decline to the extent that the current market price of JDS Uniphase reflects a market assumption that the merger will be completed:

•	JDS Uniphase or Agility could suffer loss of customers or revenues in the marketplace due to uncertainties resulting from an uncompleted merger; and

•	JDS Uniphase’s and Agility’s costs related to the merger, such as legal, accounting and some of the fees of its financial advisor, must be paid even if the merger is not completed, and in certain instances, the $2,000,000 loaned to Agility by JDS Uniphase will be forgiven.

Further, with respect to Agility, if the merger is terminated and Agility’s board of directors determines to seek another merger or business combination, it is not certain that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreements is in effect and subject to limited exceptions described on page 41 of this proxy statement and prospectus, Agility is generally prohibited from soliciting, initiating or knowingly encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than JDS Uniphase.

Customer and employee uncertainty related to the merger could harm the combined company

JDS Uniphase’s or Agility’s customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by JDS Uniphase’s or Agility’s customers could seriously harm the business of the combined company. Similarly, JDS Uniphase and Agility employees may experience uncertainty about their future role with the combined company until or after strategies with regard to Agility are announced or executed. This may adversely affect the combined company’s ability to attract and retain key management, marketing and technical personnel.

The exchange ratio and number of shares of JDS Uniphase common stock that certain Agility stockholders will be entitled to receive is based on the JDS Uniphase average closing price, which could be lower than the market value of the shares.

The use of an exchange ratio that is tied to an average closing price over an extended period of time is intended to provide Agility stockholders with a negotiated level of appropriate “value” of JDS Uniphase common stock for each share of Agility capital stock that is exchanged for JDS Uniphase common stock, without permitting one-day trading spikes, arbitrage or other unusual market activity to artificially raise or lower the exchange rate. However, you may not be able to sell your shares at the average closing price. If the JDS Uniphase average closing price over the measurement period is higher than the market price of the JDS Uniphase common stock at the effective time of the merger, the JDS Uniphase common stock issued pursuant to the merger, together with any cash consideration issued, would be worth less than the notional amount of initial merger consideration per share of Agility capital stock entitled to receive merger consideration.

Approximately $10 million of the total merger consideration will be held in escrow and will be subject to offset for indemnification purposes for a period of twelve months.

Pursuant to the terms of the merger agreement, $10,050,000 of the total merger consideration will be deposited into an escrow account, which will be used to indemnify JDS Uniphase for any damages incurred in connection with or as a result of the merger and pay the reasonable fees and expenses of the stockholder representatives (up to $50,000). The duration of the escrow is one year from the date of the closing of the merger; provided that if a claim for indemnification has been made by JDS Uniphase and remains outstanding at the end of such 12-month period, a portion of such escrow amount sufficient to satisfy outstanding claims will not be released until the resolution of such claims. If JDS Uniphase successfully asserts a claim for indemnification for damages, you will not receive your full pro rata portion of the merger consideration held in escrow. See the section entitled “Proposal No. 1: The Merger and Related Transaction – Escrow and Indemnification; Stockholder Representatives”

The stockholder representatives may not act in the manner you desire.

Ronald Nelson, Agility’s Chief Executive Officer and a member of Agility’s board of directors, and Charles Froland, a member of Agility’s board of directors, have been appointed to act as the stockholder representatives in certain matters involving the indemnification of JDS Uniphase by the Agility stockholders and the escrow account. As stockholder representatives, Ronald Nelson and Charles Froland will have the right, among other things, to compromise and to settle claims for damages made by JDS Uniphase against the escrow amount. The stockholder representatives may not act in the manner you desire and decisions made by the representatives could have the effect of reducing the aggregate consideration you ultimately receive pursuant to the merger.

Agility executive officers and directors have interests that may influence them to support and approve the merger.

Some of the directors and executives of Agility participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or are in addition to, your interests. In particular, as a result of the completion of the merger, certain officers of Agility will enter into employment arrangements with JDS Uniphase providing for, in some case, JDS Uniphase stock options, retention bonuses, severance benefits and reimbursement of relocation expenses, as summarized in more detail under the heading “Proposal No. 1: The Merger and Related Transactions – Interests of Certain Persons in the Merger.” As a result, these directors and officers are more likely to vote to approve the merger agreement than if they did not hold these interests. Agility stockholders should consider whether these interests may have influenced these directors and officers.

JDS Uniphase’s operating results may suffer as a result of purchase accounting treatment and the impact of amortization of intangible assets relating to its proposed combination with Agility

Under U.S. generally accepted accounting principles that apply to JDS Uniphase, JDS Uniphase will account for the merger using the purchase method of accounting. Under purchase accounting, JDS Uniphase will record the market value of its common stock issued in connection with the merger, the $10,050,000 cash payment and the amount of direct transaction costs as the cost of acquiring the business of Agility. JDS Uniphase intends to allocate that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trademarks and trade names and acquired workforce, and to in-process research and development based on their respective fair values. JDS Uniphase intends to allocate the excess of the purchase cost over the fair value of the net assets, if any, to goodwill. As a result of the amortization in future periods of amounts allocated to identifiable intangible assets and additional amortization related to previous acquisitions, JDS Uniphase may incur net losses in the foreseeable future, which could materially harm the market value of its stock.

JDS Uniphase and Agility expect to incur significant costs associated with the merger

JDS Uniphase estimates that it will incur direct transaction costs of approximately $700,000 associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Agility estimates that it will incur direct transaction costs of approximately $2.2 million, which will be expensed in the quarter in which the closing of the merger occurs. JDS Uniphase and Agility believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

JDS Uniphase and Agility may not be able to obtain the required regulatory approvals for completing the merger

JDS Uniphase and Agility must obtain, as a condition to their obligation to complete the merger, clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The parties believe that the merger can be effected in compliance with applicable federal and state law. However, there can be no assurance that a challenge to the consummation of the merger on antitrust grounds will not be made, or that if a challenge was made, JDS Uniphase and Agility would prevail or would not be required to accept certain conditions that would have a material adverse effect on JDS Uniphase and Agility on a combined basis. Even if regulatory approvals are obtained, any federal, state, foreign governmental entity, or private person may challenge the merger at any time before or after its completion.

Risks Related to JDS Uniphase

JDS Uniphase cannot predict a return to profitability.

Although JDS Uniphase has made progress in reducing elements of its expense structure, a confluence of factors may reduce the impact of these improvements, as well as its ability to enhance its revenues or to predict the timing of its return to long-term profitability. These factors include, among others:

•	Adverse changes to JDS Uniphase’s product mix, both fundamentally (resulting from new product transitions, the declining profitability of certain of its legacy products and the termination of certain formerly higher margin products, among other things) and due to quarterly demand fluctuations within its product portfolio, which has a wide gross margin range, resulting in inventory-related charges and other expenses related to under-absorption of manufacturing overhead;

•	The declining, but variable impact of transient financial benefits (including warranty reversals, cancellation revenues and the consumption of previously-written off inventory) accumulated during the economic downturn and associated restructuring activities;

•	Adverse charges associated with underutilization of its manufacturing capacities;

•	Intense pricing pressures across its product lines (due to competitive forces, increasingly from Asia, and a highly concentrated customer base), which continue to offset many of the cost improvements JDS Uniphase is realizing quarter over quarter;

•	Increasing commoditization of previously customized, differentiated products, principally in its communications markets, and the concomitant negative effect on pricing and profit margins;

•	Continuing execution challenges which limit revenue opportunities, harm profitability, market share and customer relations;

•	Restructuring charges, employee severance expenses and other costs associated with asset divestitures, facility consolidations, product transfers, product terminations and other actions associated with its continuing restructuring activities;

•	Revenue declines associated with terminated or divested product lines;

•	Continuing redundant costs related to transitioning manufacturing to low cost locations; and

•	Continuing high levels of selling, general and administrative expenses.

Taken together, these factors limit JDS Uniphase’s ability to predict and achieve profitability. While some of these factors may diminish over time as JDS Uniphase improves its cost structure and focuses on enhancing its product mix, several, such as continuous pricing pressure, increasing Asia-based competition, increasing commoditization of previously-differentiated products and a highly concentrated customer base are likely to remain endemic to its industries. If JDS Uniphase fails to achieve its stockholders’ profitability expectations, its stock price, as well as its business and financial condition, will suffer.

If optical information networks do not continue to expand as expected, JDS Uniphase’s communications business will suffer.

JDS Uniphase’s future success as a manufacturer of optical components, modules and subsystems ultimately depends on the continued growth of the communications industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. As part of that growth, JDS Uniphase is relying on increasing demand for high-content voice, video, text and other data delivered over high-speed connections (i.e., high bandwidth communications). As network usage and bandwidth demand increase, so do the need for advanced optical networks to provide the required bandwidth. Without network and bandwidth growth, the need for JDS Uniphase’s advanced communications products, and hence its future growth as a manufacturer of these products, is jeopardized. Currently, while increasing demand for network services and for broadband access, in particular, is apparent, growth is limited by several factors, including, among others, an uncertain regulatory environment, reluctance from content providers to supply video and audio content over the communications infrastructure, and uncertainty regarding long term sustainable business models as multiple industries (cable, traditional telecommunications, wireless, satellite, etc.) offer non-complementary and competing content delivery solutions. Ultimately, should long-term expectations for network growth and bandwidth demand not be realized or support a sustainable business model, JDS Uniphase’s business would be significantly harmed.

Without stability and growth in JDS Uniphase’s non-communications businesses its margins and profitability may suffer.

JDS Uniphase’s Commercial and Consumer Products Group represents a material, although varying, portion of its total revenue. Gross margins associated with products in this segment often exceed those from products in its Communications Products Group. Revenue declines associated with Commercial and Consumer Products Group have had, and may in the future continue to have, a disproportionate impact on total profitability measures in any quarter. Accordingly, JDS Uniphase’s strategy emphasizes the growth opportunities in both reported segments, as it seeks to expand its markets and customer base, improve the profitability of its product portfolio and improve time to revenue. Therefore, JDS Uniphase is engaged in or exploring new investment and product opportunities in its Commercial and Consumer Products Group, particularly in its coating technologies and laser businesses, as well as in its pigments business. Failures in these markets or in its execution of programs related to the same will significantly harm JDS Uniphase’s business.

JDS Uniphase’s optics and display business has suffered significant recent setbacks and is subject to major transition and risk.

In recent periods, JDS Uniphase’s optics and display revenues have declined substantially from historic levels, due to, among other things, product line terminations, market seasonality, increased competition, pricing pressures, and uncertain demand levels. In response, JDS Uniphase has elected to phase out or divest certain products, outsource the manufacture of one product and consolidate the manufacturing resources related to the remainder of the business. JDS Uniphase may in fact incur additional costs or suffer additional adverse financial and operational impacts related to declines in its optics and display business. Also, it is currently investing in a new platform for optics and display components, JDS Uniphase is in the early stages of this program and cannot yet predict the revenue or profitability levels, if any, that this investment will achieve.

Actions to improve JDS Uniphase’s cost structure are costly and risky and the timing and extent of expected benefits is uncertain.

In response to JDS Uniphase’s profitability concerns it is working vigorously to reduce its cost structure. JDS Uniphase has taken, and expects to continue to take, significant actions (including site closures, product transfers, asset divestitures and product terminations) in furtherance of this goal. In this regard, JDS Uniphase recently announced several major cost reduction initiatives including the transfer of manufacturing of certain of its products to contract manufacturing partners and its Shenzhen, China, facility, site consolidations and divestitures, product line and operations divestitures, end of life programs and significant headcount reductions. JDS Uniphase expects to continue to take additional, similar actions for the foreseeable future opportunistically. JDS Uniphase cannot be certain that these programs will be successful or completed as and when anticipated. These programs are costly, as JDS Uniphase has incurred, and will continue to incur expenses to complete the same. In addition, these programs are risky, as they are time-consuming and disruptive to its operations, employees, customers (most significantly, its end of life programs) and suppliers, with no guarantee that the expected results (particularly cost savings and profitability expectations) will be achieved as and when projected (among other things, cost savings achieved through these programs may not be timely or sufficient enough to offset continuing pricing declines), or that the costs to complete these program will not increase above expected levels. Apart from ensuring the timely, cost-effective, execution of the actions planned, it is imperative that JDS Uniphase conduct these programs with minimal adverse customer impact.

If JDS Uniphase’s contract manufacturers fail to perform their obligations its business will suffer.

JDS Uniphase is increasing its use of contract manufacturers as an alternative to internal manufacturing. Among other things, it recently transferred, or has agreed to transfer, several of its facilities, assets and manufacturing operations to its contract manufacturer, Fabrinet, and has also agreed to transfer the manufacture of certain other products to an additional contract manufacturer. Accordingly, its reliance on these and other contract manufacturers as primary manufacturing resources is growing significantly. Consequently, JDS Uniphase is increasingly exposed to the general risks associated with the businesses, operations and financial condition of its contract manufacturers, including, among other things, the risks of bankruptcy, insolvency, management changes, adverse change of control, natural disasters and local political or economic volatility or instability. Nevertheless, if its contract manufacturers do not fulfill their obligations to JDS Uniphase on a timely basis, for any reason, or if JDS Uniphase does not properly manage these relationships and the transition of assets, operations and product manufacturing to these contract manufacturers, its business and customer relationships will suffer. In addition, by undertaking these activities, JDS Uniphase runs the risk that the reputation and competitiveness of its products and services may deteriorate as a result of the reduction of its control over quality and delivery schedules. JDS Uniphase also may experience supply interruptions, cost escalations and competitive disadvantages if its contract manufacturers fail to develop, implement or maintain manufacturing methods appropriate for its products and customers. In this regard, JDS Uniphase has experienced, and continues to periodically experience, difficulties (such as delays, interruptions and quality problems) associated with products it has transferred to contract manufacturers. These may continue, resulting in, among other things, lost revenue opportunities, customer dissatisfaction and additional costs.

JDS Uniphase has continuing concerns regarding the manufacture, quality and distribution of its products. These concerns are heightened as new product offerings increase.

JDS Uniphase success depends upon its ability to deliver high quality products on time to its customers at acceptable cost. As a technology company, JDS Uniphase constantly encounters quality, volume and cost concerns. Currently, a combination of factors is exacerbating its concerns:

•	Its continuing cost reduction programs, which include site consolidations, asset divestitures, product transfers (internally and to contract manufacturers) and employee reductions, require the re-establishment and re-qualification of complex manufacturing lines, as well as modifications to systems, planning and operational infrastructure. During this process, it has experienced, and continues to experience: additional costs, delays in re-establishing volume production levels; supply chain interruptions; planning difficulties; inventory issues; factory absorption concerns; and systems integration problems.

•	Periodic, variable increases in demand for certain of its products, in the midst of its cost reduction programs, have from time to time strained its execution abilities as well as those of its suppliers, as JDS Uniphase is experiencing periodic and varying capacity, workforce and materials constraints, enhanced by the impact of its ongoing product and operational transfers.

•	Recently, it has commenced a series of new product programs and introductions, particularly in its circuit pack, communications modules and display components businesses, which due to the untested and untried nature of the relevant products and their manufacture and their increased complexity, exposes it to yield and product quality risk, internally and with its materials suppliers.

These factors have caused considerable strain on its execution capabilities and customer relations. Currently, JDS Uniphase is (a) having periodic difficulty responding to customer delivery expectations for some of its products, (b) experiencing yield and quality problems, particularly with some of its new products and higher volume products, and (c) expending additional funds and other resources to respond to these execution challenges. JDS Uniphase is currently losing revenue opportunities due to these concerns. It is also, in the short-term, diverting resources from new product research and development and other functions to assist with resolving these matters. If it does not improve its performance in all of these areas, JDS Uniphase’s operating results will be harmed, the commercial viability of new products may be challenged and its customers may choose to reduce their purchases of its products and purchase additional products from its competitors.

If JDS Uniphase’s customers do not qualify its manufacturing lines for volume shipments, its operating results could suffer.

Customers will not purchase certain of JDS Uniphase’s products, other than limited numbers of evaluation units, prior to qualification of the manufacturing lines for the products. This concern is particularly relevant to JDS Uniphase as it continues to take advantage of opportunities to further reduce costs through targeted, customer-driven, restructuring events, which will involve the relocation of certain of its manufacturing internally and to external manufacturers. Each new (including relocated) manufacturing line must undergo rigorous qualification testing with JDS Uniphase’s customers. The qualification process can be lengthy and is expensive, with no guarantee that any particular product qualification process will lead to profitable product sales. The qualification process determines whether the manufacturing line achieves the customers’ quality, performance and reliability standards. JDS Uniphase’s expectations as to the time periods required to qualify a product line and ship products in volumes to customers may be erroneous. Delays in qualification can cause a long-term supply program to be cancelled. These delays will also impair the expected timing, and may impair the expected amount, of sales of the affected products. Nevertheless, JDS Uniphase may, in fact, experience delays in obtaining qualification of its manufacturing lines and, as a consequence, its operating results and customer relationships would be harmed.

JDS Uniphase could incur significant costs to correct defective products.

JDS Uniphase’s products are rigorously tested for quality both by its customers and the company. Nevertheless, its products do, and may continue to, fail to meet customer expectations from time-to-time. Also, not all defects are immediately detectible. Customers’ testing procedures are limited to evaluating JDS Uniphase’s products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable in testing or that are detected only when products are fully deployed and operated under peak stress conditions), JDS Uniphase’s products may fail to perform as expected long after customer acceptance. Failures could result from faulty design or problems in manufacturing. In either case, JDS Uniphase could incur significant costs to repair and/or replace defective products under warranty, particularly when such failures occur in installed systems. JDS Uniphase has experienced such failures in the past and remains exposed to such failures, as its products are widely deployed throughout the world in multiple demanding environments and applications. In some cases, product redesigns or additional capital equipment may be required to correct a defect. JDS Uniphase has in the past increased its warranty reserves and has incurred significant expenses relating to certain communications products. Any significant product failure could result in lost future sales of the affected product and other products, as well as severe customer relations problems, litigation and damage to its reputation.

If JDS Uniphase cannot develop new product offerings or its new product offerings fail in the market, its business will suffer.

JDS Uniphase is a technology-dependent company. Its success or failure depends, in large part, upon its ability to continuously and successfully introduce and market new products and technologies meeting or exceeding its customers’ expectations. Accordingly, it intends to continue to develop new product lines and improve the business for existing ones. However, JDS Uniphase has considerably reduced its research and development spending from historic levels and some of its competitors now spend considerably higher percentages of their revenues on research and development than it does. If JDS Uniphase fails to develop and sustain a robust, commercially viable product pipeline its business will suffer.

In recent periods, JDS Uniphase has increased its focus on new products, particularly in its circuit pack, communications modules and optics and display businesses. Its current growth strategy emphasizes all of its businesses lines. Nevertheless, several of the key relevant products are untried and untested and have not yet demonstrated long-term commercial viability. Occasionally problems occur causing it to cancel or adjust new product programs. In this regard, JDS Uniphase recently adjusted its light engine program to move from the mass production of integrated light engines for the broad consumer market to a focus on creating “best in class” components, integration techniques and systems integration for early market innovators. Current challenges across its new product efforts include establishing sustainable pricing and cost models, predictable and acceptable quality and yields, and adequate and reliable supply chains, as well as demonstrating its (and its suppliers’) ability to scale and provide adequate facilities, personnel and other resources. Nonetheless, if JDS Uniphase fails to successfully develop and commercialize some or all of these new products, its business could suffer.

Signs of market stability are not necessarily indicative of long-term growth.

Among other things, while JDS Uniphase’s direct telecommunications customer base has remained largely intact, their customer base, the service providers, has been significantly reduced due to industry consolidations and the reduction of the competitive local exchange carriers. Notwithstanding signs of market stability, visibility into its markets, and particularly the telecommunications market remains limited, average selling prices continue to decline and revenue and profitability targets and projections are subject to uncertainty and variability. While JDS Uniphase is generally encouraged by long-term growth prospects, its visibility remains limited and it remains cautious and cannot predict the timing or magnitude of growth for its industries or its business, at this time.

Stability concerns affecting many of JDS Uniphase’s key suppliers could impair the quality, cost or availability of many of its important products, harming its revenue, profitability and customer relations.

JDS Uniphase has numerous materials suppliers for its products and, frequently, many of its important products rely on single-source suppliers for critical materials. These products include several of its advanced components, modules and subsystem products across its businesses. Many of its important suppliers are small companies facing financial stability, quality, yield, scale or delivery concerns. Some of these companies may be acquired, undergo material reorganizations or become insolvent. Others are larger companies with limited dependency upon its business, resulting in unfavorable pricing, quantity or delivery terms. The recent signs of market stability in JDS Uniphase’s business have exacerbated these concerns as it increases its purchasing to meet its customers’ demands. JDS Uniphase is currently undertaking programs to ensure the long-term strength of its supply chain. Nevertheless, it is experiencing, and expects for the foreseeable future to continue to experience, strain on its supply chain and periodic supplier problems. JDS Uniphase has incurred, and expects for the foreseeable future to continue to incur, costs to address these problems. In addition, these problems have impacted, and it expects for the foreseeable future will continue to impact, its ability to meet customer expectations. If it does not identify and implement long-term solutions to its supply chain concerns, its customer relationships and business will materially suffer.

The communications equipment industry has extremely long product development cycles requiring JDS Uniphase to incur product development costs without assurances of an acceptable investment return.

The telecommunications industry is a capital-intensive industry similar, in many respects, to any other infrastructure development industry. Large volumes of equipment and support structures are installed over vast areas, with considerable expenditures of funds and other resources, with long investment return period expectations. Moreover, reliability requirements are intense. Consequently, there is significant resistance to network redesigns and upgrades. Consequently, redesigns and upgrades of installed systems are undertaken only as required in response to user demand and competitive pressures and generally only after the applicable carrier has received sufficient return on its considerable investment. At the component supplier level this reality creates considerable, typically multi-year, gaps between the commencement of new product development and volume purchases. Accordingly, JDS Uniphase and its competitors often incur significant research and development and sales and marketing costs for products that, at a minimum, will be purchased by its customers long after much of the cost is incurred (very long “time to cash”) and, at a maximum, may never be purchased due to changes in industry or customer requirements in the interim.

JDS Uniphase’s business and financial condition could be harmed by its long-term growth strategy.

Notwithstanding the recent decline, JDS Uniphase’s businesses have historically grown, at times rapidly, and it has grown accordingly. JDS Uniphase has made, and expects in the future to make, significant investments to enable its future growth through, among other things, internal expansion programs, product development, acquisitions and other strategic relationships. It may grow its business through business combinations or other acquisitions of businesses, products or technologies. It continually evaluates and explores strategic opportunities as they arise, including business combinations, strategic partnerships, capital investments and the purchase, licensing or sale of assets. Acquisitions may require significant capital infusions, typically entail many risks and could result in difficulties in assimilating and integrating the operations, personnel, technologies, products and information systems of acquired companies. If JDS Uniphase fails to manage or anticipate its future growth effectively, particularly during periods of industry uncertainty, its business will suffer. Through its cost reductions measures it is balancing the need to consolidate its operations with the need to preserve its ability to grow and scale its operations as its markets stabilize and recover. If JDS Uniphase fails to achieve this balance, its business will suffer to the extent its resources and operations are insufficient to respond to a return to growth.

JDS Uniphase’s sales are dependent upon a few key customers.

A few large customers account for most of JDS Uniphase’s net revenue. During fiscal 2005 and 2004, no customer accounted for more than 10% of its total net revenue. During fiscal 2003, Texas Instruments accounted for 12% of its net revenue. Dependence on a limited number of customers exposes it to the risk that order reductions from any one customer can have a material adverse effect on periodic revenue.

One of JDS Uniphase’s products is dependent upon a single customer for a majority of sales.

JDS Uniphase has a strategic alliance with SICPA, its principal customer for its light interference pigments which are used to, among other things, provide security features in currency. Under a license and supply agreement, JDS Uniphase relies exclusively on SICPA to market and sell to this market worldwide. The agreement requires SICPA to purchase minimum quantities of these pigments over the term of the agreement. If SICPA fails to purchase these quantities, as and when required by the agreement, for any reason, JDS Uniphase’s business and operating results (including, among other things, its revenue and gross margin) will be harmed, at least in the short-term. In the long-term, JDS Uniphase may be unable to find a substitute marketing and sales partner or develop these capabilities itself.

JDS Uniphase depends on a limited number of vendors.

JDS Uniphase depends on a limited number of contract manufacturers, and subcontractors, and suppliers for raw materials, packages and standard components. JDS Uniphase generally purchases these single or limited source products through standard purchase orders or one-year supply agreements and has no long-term guaranteed supply agreements with such suppliers. While JDS Uniphase seeks to maintain a sufficient safety stock of such products and also endeavors to maintain ongoing communications with its suppliers to guard against interruptions or cessation of supply, JDS Uniphase’s business and results of operations could be adversely affected by a stoppage or delay of supply, substitution of more expensive or less reliable products, receipt of defective parts or contaminated materials, an increase in the price of such supplies, or JDS Uniphase’s inability to obtain reduced pricing from its suppliers in response to competitive pressures.

JDS Uniphase generally uses a rolling twelve and fifteen month forecast based on anticipated product orders, customer forecasts, product order history, warranty and service demand, and backlog to determine its material requirements. Lead times for the parts and components that JDS Uniphase orders vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If actual orders do not match its forecasts, JDS Uniphase may have excess or shortfalls of some materials and components as well as excess inventory purchase commitments. JDS Uniphase could experience reduced or delayed product shipments or incur additional inventory write-downs and cancellation charges or penalties, which would increase costs and could have a material adverse impact on JDS Uniphase’s results of operations.

Any failure to remain competitive would harm JDS Uniphase’s operating results.

The markets in which JDS Uniphase sells its products are highly competitive and characterized by rapidly changing and converging technologies, as well as continuous pricing pressure. JDS Uniphase faces intense competition from established domestic and international competitors and the threat of future competition from new and emerging companies in all aspects of its business. Much of its current competition comes from large, diversified Asian corporations, and emerging, largely Chinese optical companies. These competitors have considerable optical expertise, and often very low cost structures. The competitive threat is exacerbated by the overall trend towards increased commoditization of traditionally highly differentiated products, particularly in JDS Uniphase’s Communications Products Group. JDS Uniphase expects Asian, and particularly Chinese, competition to increase. To remain competitive in both the current and future business climates, JDS Uniphase believes it must maintain a substantial commitment to research and development, and significantly improve its cost structure. Its efforts to remain competitive may be unsuccessful.

Risks in acquisitions.

JDS Uniphase’s growth is dependent upon market growth, its ability to enhance its existing products and the introduction of new products on a timely basis. JDS Uniphase has and will continue to address the need to develop new products through acquisitions of other companies and technologies. Acquisitions, including the proposed acquisition of Agility Communications, Inc. involve numerous risks, including the following:

•	Difficulties in integrating the operations, technologies, products and personnel of the acquired companies;

•	Diversion of management’s attention from normal daily operations of the business;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which JDS Uniphase has no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient net revenues to offset increased expenses associated with acquisitions; and

•	Potential loss of key employees of the acquired companies.

Acquisitions may also cause JDS Uniphase to:

•	Issue common stock that would dilute its current shareholders’ percentage ownership;

•	Assume liabilities some of which may be unknown at of the time of such acquisitions;

•	Record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	Incur amortization expenses related to certain intangible assets;

•	Incur large and immediate write-offs of in-process research and development costs; or

•	Become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that JDS Uniphase’s previous or future acquisitions will be successful or will not adversely affect its business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions it makes could harm its business and operating results in a material way. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Expenses relating to acquired in-process research and development costs are charged in the period in which an acquisition is completed. These charges may occur in future acquisitions resulting in variability in JDS Uniphase’s quarterly earnings.

If JDS Uniphase fails to attract and retain key personnel, its business could suffer.

JDS Uniphase’s future depends, in part, on its ability to attract and retain key personnel. It may not be able to hire and retain such personnel at compensation levels consistent with its existing compensation and salary structure. Its future also depends on the continued contributions of its executive management team and other key management and technical personnel, each of whom would be difficult to replace. The loss of service from these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on JDS Uniphase’s business. Retention of key talent is an increasing concern as JDS Uniphase continues to implement cost improvement programs, including product transfers and site reductions, and as it continues to address its profitability concerns.

JDS Uniphase recently experienced a significant amount of turnover within its corporate accounting and finance department, including the departure of its Chief Financial Officer, Vice-President and Corporate Controller, Corporate Accounting Manager and Corporate Reporting Manager. JDS Uniphase has filled these positions and are is actively recruiting to fill additional vacancies within its corporate and operations finance teams. In addition, it is strengthening the technical capabilities of existing accounting and finance personnel.

JDS Uniphase’s finance personnel in new positions may require additional quarterly reporting cycles to be trained and fully familiar with its historical complex non-routine transactions. Should it be unable to recruit the additional personnel needed in the corporate accounting and finance function to strengthen its technical capabilities or should it increase the demands on its current resources with a large number of complex non-routine transactions, JDS Uniphase’s internal controls over financial reporting could suffer and result in a material weaknesses in its internal controls over financial reporting. JDS Uniphase will also be challenged with the integration of its recent acquisitions which will further stretch its finance organization resources.

Similar to other technology companies, particularly those located in Silicon Valley, JDS Uniphase relies upon its ability to use stock options and other forms of stock-based compensation as key components of its executive and employee compensation structure. Historically, these components have been critical to its ability to retain important personnel and offer competitive compensation packages. Without these components, JDS Uniphase would be required to significantly increase cash compensation levels (or develop alternative compensation structures) in order to retain its key employees, particularly as and when an industry recovery returns. Recent requirements mandating the expensing of stock-based compensation awards may cause it to substantially reduce, or even eliminate, all or portions of its stock-based compensation programs which may negatively impact it to attract and retain key employees.

Certain of JDS Uniphase’s non-telecommunications products are subject to governmental and industry regulations, certifications and approvals.

The commercialization of certain of the products JDS Uniphase designs, manufactures and distributes through its Commercial and Consumer Products Group may be more costly due to required government approval and industry acceptance processes. JDS Uniphase has experienced delays in the commercialization of its light engine product in this segment. Development of applications for its light interference pigment products may require significant testing that could delay its sales. For example, certain uses in cosmetics may be regulated by the Food and Drug Administration, which has extensive and lengthy approval processes. Durability testing by the automobile industry of JDS Uniphase’s pigments used with automotive paints can take up to three years. If it changes a product for any reason including technological changes or changes in the manufacturing process, prior approvals or certifications may be invalid and JDS Uniphase may need to go through the approval process again. If JDS Uniphase is unable to obtain these or other government or industry certifications in a timely manner, or at all, its operating results could be adversely affected.

JDS Uniphase faces risks related to its international operations and revenue.

JDS Uniphase’s customers are located throughout the world. In addition, it has significant offshore operations, including manufacturing, sales and customer support operations. Its operations outside North America include facilities primarily in Asia-Pacific.

JDS Uniphase’s international presence exposes it to certain risks, including the following:

•	its ability to comply with customs, import/export and other trade compliance regulations of the countries in which it does business, together with any unexpected changes in such regulations;

•	difficulties in establishing and enforcing its intellectual property rights;

•	tariffs and other trade barriers;

•	political, legal and economic instability in foreign markets, particularly in those markets in which it maintains manufacturing and research facilities;

•	difficulties in staffing and management;

•	language and cultural barriers;

•	seasonal reductions in business activities in the countries where its international customers are located;

•	integration of foreign operations;

•	longer payment cycles;

•	greater difficulty in accounts receivable collection;

•	currency fluctuations; and

•	potential adverse tax consequences.

Net revenue from customers outside North America accounted for 34%, 36%, and 30% of JDS Uniphase’s total net revenue in fiscal 2005, 2004, and 2003, respectively. JDS Uniphase expects that revenue from customers outside North America will continue to account for a significant portion of its total net revenue. Lower sales levels that typically occur during the summer months in Europe and some other overseas markets may materially and adversely affect its business. In addition, sales of many of its customers depend on international sales and consequently further expose it to the risks associated with such international sales.

The international dimensions of JDS Uniphase’s operations and sales subject it to a myriad of domestic and foreign trade regulatory requirements. As part of its ongoing integration program, it is evaluating its current trade compliance practices and implementing improvements, where necessary. Among other things, JDS Uniphase is auditing its product export classification and customs procedures and is installing trade information and compliance systems using its global enterprise software platforms. JDS Uniphase does not currently expect the costs of such evaluation or the implementation of any resulting improvements to have a material adverse effect on its operating results or business. However, its evaluation and related implementation are not yet complete and, accordingly, the costs could be greater than expected and such costs and the legal consequences of any failure to comply with applicable regulations could affect its business and operating results.

JDS Uniphase is increasing manufacturing operations in China, which exposes it to risks inherent in doing business in China.

As a result of its efforts to reduce costs, JDS Uniphase has increased its manufacturing operations in China and those operations are subject to greater political, legal and economic risks than those faced by its other operations. In particular, the political, legal and economic climate in China (both at national and regional levels) is extremely fluid and unpredictable. Among other things, the legal system in China (both at the national and regional levels) remains highly underdeveloped and subject to change, with little or no prior notice, for political or other reasons. JDS Uniphase’s ability to operate in China may be adversely affected by changes in Chinese laws and regulations, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, intellectual property and other matters. Moreover, the enforceability of applicable existing Chinese laws and regulations is uncertain. These concerns are exacerbated for foreign businesses, such as JDS Uniphase, operating in China. JDS Uniphase’s business could be materially harmed by any changes to the political, legal or economic climate in China or the inability to enforce applicable Chinese laws and regulations.

Currently, JDS Uniphase operates manufacturing facilities located in Shenzhen and Beijing, China. As part of its efforts to reduce costs, it continues to increase the scope and extent of its manufacturing operations in its Shenzhen facilities. Accordingly, JDS Uniphase expects that its ability to operate successfully in China will become increasingly important to its overall success. As JDS Uniphase continues to consolidate its manufacturing operations, it will incur additional costs to transfer product lines to the facilities located in China, which could have a material adverse impact on its operating results and financial condition.

JDS Uniphase intends to export the majority of the products manufactured at its facilities in China. Accordingly, upon application to and approval by the relevant governmental authorities, it will not be subject to certain Chinese taxes and is exempt from customs duty assessment on imported components or materials when the finished products are exported from China. JDS Uniphase is however required to pay income taxes in China, subject to certain tax relief. As the Chinese trade regulations are in a state of flux, it may become subject to other forms of taxation and duty assessments in China or may be required to pay for export license fees in the future. In the event that JDS Uniphase becomes subject to any new Chinese forms of taxation, its results of operations could be materially and adversely affected.

Managing JDS Uniphase’s inventory is complex and may include write-downs of excess or obsolete inventory.

Managing JDS Uniphase’s inventory of components and finished products is a complex task. A number of factors, including, but not limited to, the need to maintain a significant inventory of certain components that are in short supply or that must be purchased in bulk to obtain favorable pricing or require long lead times, the general unpredictability of demand for specific products, may result in JDS Uniphase maintaining large amounts of inventory. Inventory which is not used or expected to be used as and when planned may become excess or obsolete. Any excess or obsolete inventory could also result in sales price reductions and/or inventory write-downs, which JDS Uniphase expects to continue, and historically have adversely affected its business and results of operations.

JDS Uniphase may incur unanticipated costs and liabilities, including costs under environmental laws and regulations.

JDS Uniphase’s operations use certain substances and generate certain wastes that are regulated or may be deemed hazardous under environmental laws. Some of these laws impose liability for cleanup costs and damages relating to releases of hazardous substances into the environment. Such laws may become more stringent in the future. In the past, costs and liabilities arising under such laws have not been material; however, JDS Uniphase is not certain that such matters will not be material to it in the future.

JDS Uniphase’s business and operations would suffer in the event of a failure of its information technology infrastructure.

JDS Uniphase relies upon the capacity, reliability and security of its information technology hardware and software infrastructure and its ability to expand and update this infrastructure in response to its changing needs. JDS Uniphase is constantly updating its information technology infrastructure. Among other things, it has entered into an agreement with Oracle to provide and maintain its global ERP infrastructure on an outsourced basis. Any failure to manage, expand and update its information technology infrastructure or any failure in the operation of this infrastructure could harm its business.

Despite its implementation of security measures, JDS Uniphase’s systems are vulnerable to damages from computer viruses, natural disasters, unauthorized access and other similar disruptions. Any system failure, accident or security breach could result in disruptions to its operations. To the extent that any disruptions or security breach results in a loss or damage to its data, or inappropriate disclosure of confidential information, it could harm JDS Uniphase’s business. In addition, JDS Uniphase may be required to spend additional costs and other resources to protect it against damages caused by these disruptions or security breaches in the future.

If JDS Uniphase has insufficient proprietary rights or if it fails to protect those it has, its business would be materially harmed.

JDS Uniphase may not obtain the intellectual property rights it requires.

Others, including academic institutions, its competitors and other large technology-based companies, hold numerous patents in the industries in which JDS Uniphase operates. Some of these patents may purport to cover JDS Uniphase’s products. In response, JDS Uniphase may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary to ensure it possesses sufficient intellectual property rights for the conduct of its business. Unless it is able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit JDS Uniphase’s development of new products, impede the sale of some of JDS Uniphase’s current products, or substantially increase the cost to provide these products to its customers. In the past, licenses generally have been available to JDS Uniphase where third-party technology was necessary or useful for the development or production of its products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by JDS Uniphase of up-front fees, ongoing royalties or a combination of both. Such royalty or other terms could have a significant adverse impact on its operating results. JDS Uniphase is a licensee of a number of third-party technologies and intellectual property rights and is required to pay royalties to these third-party licensors on some of its telecommunications products and laser subsystems.

JDS Uniphase’s products may be subject to claims that they infringe the intellectual property rights of others.

The industry in which JDS Uniphase operates experiences periodic claims of patent infringement or other intellectual property rights. It has received in the past and, from time to time, may in the future receive notices from third parties claiming that its products infringe upon third-party proprietary rights. One consequence of the recent economic downturn is that many companies have turned to their intellectual property portfolios as an alternative revenue source. This is particularly true of companies which no longer compete with JDS Uniphase. Many of these companies have larger, more established intellectual property portfolios than JDS Uniphase’s. Typical for a growth-oriented technology company, at any one time JDS Uniphase generally has various pending claims from third parties that one or more of its products or operations infringe or misappropriate their intellectual property rights or that one or more of its patents is invalid. JDS Uniphase will continue to respond to these claims in the course of its business operations. In the past, the settlement and disposition of these disputes has not had a material adverse impact on its business or financial condition, however this may not be the case in the future. Further, the litigation or settlement of these matters, regardless of the merit of the claims, could result in significant expense to it and divert the efforts of its technical and management personnel, whether or not it is successful. If JDS Uniphase is unsuccessful, it could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. It may not be successful in such development or such licenses may not be available on terms acceptable to it, if at all. Without such a license, JDS Uniphase could be enjoined from future sales of the infringing product or products.

JDS Uniphase intellectual property rights may not be adequately protected.

JDS Uniphase’s future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. It currently holds numerous U.S. patents on products or processes and corresponding foreign patents and has applications for some patents currently pending. The steps taken by it to protect its intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to JDS Uniphase’s technologies. It is possible that patents may not be issued from any application pending or filed by it and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to JDS Uniphase may be challenged, invalidated or circumvented. Further, the rights under its patents may not provide a competitive advantage to it. In addition, the laws of some territories in which its products are or may be developed, manufactured or sold, including Europe, Asia-Pacific or Latin America, may not protect its products and intellectual property rights to the same extent as the laws of the United States.

JDS Uniphase faces certain litigation risks that could harm its business.

JDS Uniphase has had numerous lawsuits filed against it asserting various claims as noted in Part II of this filing, including securities and ERISA class actions and stockholder derivative actions. The results of complex legal proceedings are difficult to predict. Moreover, many of the complaints filed against it do not specify the amount of damages that plaintiffs seek and it therefore is unable to estimate the possible range of damages that might be incurred should these lawsuits be resolved against it. While JDS Uniphase is unable to estimate the potential damages arising from such lawsuits, certain of them assert types of claims that, if resolved against it, could give rise to substantial damages. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on its financial position, liquidity and results of operations. Even if these lawsuits are not resolved against JDS Uniphase, the uncertainty and expense associated with unresolved lawsuits could seriously harm its business, financial condition and reputation. Litigation can be costly, time-consuming and disruptive to normal business operations. The costs of defending these lawsuits, particularly the securities class actions and stockholder derivative actions, have been significant, will continue to be costly and may not be covered by its insurance policies. The defense of these lawsuits could also result in continued diversion of its management’s time and attention away from business operations, which could harm its business.

Recently enacted and proposed regulatory changes will cause JDS Uniphase to incur increased costs.

JDS Uniphase continues to evaluate its internal control systems in order to allow its management to report on, and its independent auditors to attest to, its internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002. As a result, it continues to incur substantial expenses. In addition, JDS Uniphase continues to acquire companies, including Acterna, Inc., which it acquired in the first quarter of fiscal 2006. There can be no assurance that it will be able to properly integrate the internal controls processes of the acquired companies, including Acterna and Agility.

Based upon the evaluation of internal controls as of June 30, 2005, JDS Uniphase has determined it has material weaknesses in its system of internal control over financial reporting. If it is not able to remediate these material weaknesses, implement the requirements of Section 404 in a timely manner or implement them with adequate compliance with regard to the acquired companies, it might hurt its reputation and could adversely affect its financial results and the market price of its common stock. Further, the impact of these events could also make it more difficult for it to attract and retain qualified persons to serve on its board of directors or as executive officers, which could harm its business.

If JDS Uniphase fails to manage its exposure to worldwide financial and securities markets successfully, its operating results could suffer.

JDS Uniphase is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and prices of marketable equity security and fixed-income securities. It does not use derivative financial instruments for speculative or trading purposes. The primary objective of most of JDS Uniphase’s investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of its marketable investments are investment grade, liquid, short-term fixed-income securities and money market instruments denominated in U.S. dollars. A substantial portion of its net revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, some of these activities are conducted in other currencies, primarily Canadian, European and Asian currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, JDS Uniphase may enter into foreign currency forward contracts. The contracts reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Unhedged currency exposures may fluctuate in value and produce significant earnings and cash flow volatility.

As of June 30, 2005, JDS Uniphase held investments in other public and private companies and had limited funds invested in private venture funds. Such investments represented approximately $29.2 million on its consolidated balance sheet at June 30, 2005. The stock prices of several of its investments fell in the recent economic downturn; it wrote down the value of these investments if the decline in fair value was deemed to be other-than-temporary. In addition to its investments in public companies, JDS Uniphase has in the past and expects to continue to make investments in privately held companies as well as venture capital investments for strategic and commercial purposes. For example, it had a commitment to provide additional funding of up to $10.4 million to certain venture capital investment partnerships as of June 30, 2005. In recent months some of the private companies in which it held investments have ceased doing business and have either liquidated or are in bankruptcy proceedings. If the carrying value of its investments exceeds the fair value and the decline in fair value is deemed to be other-than-temporary, it will be required to further write down the value of its investments, which could materially harm its results of operations or financial condition.

JDS Uniphase sold $475.0 million of senior convertible notes, which significantly decreased cash to debt ratio, and may cause its reported earnings per share to be more volatile because of the conversion contingency features of these notes.

On October 31, 2003, JDS Uniphase issued $475.0 million of indebtedness in the form of senior convertible notes. The issuance of these notes substantially increased its principal payment obligations and it may not have enough cash to repay the notes when due. By incurring new indebtedness, the related risks that it now faces could intensify. The degree to which it is leveraged could materially and adversely affect its ability to successfully obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures.

In addition, the holders of those notes are entitled to convert those notes into shares of JDS Uniphase’s common stock under certain circumstances which would cause dilution to its existing stockholders and lower its reported per share earnings.

JDS Uniphase’s rights plan and its ability to issue additional preferred stock could harm the rights of its common stockholders.

In February 2003, JDS Uniphase amended and restated its Stockholder Rights Agreement and currently each share of its outstanding common stock is associated with one right. Each right entitles stockholders to purchase 1/100,000 share of its Series B Preferred Stock at an exercise price of $21.00.

The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisition of or tender offers for 15% or more of JDS Uniphase common stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by

JDS Uniphase at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of JDS Uniphase’s board of directors, may be exchanged for either 1/100,000 share of Series B Preferred Stock or one share of common stock per right. The rights expire on June 22, 2013.

JDS Uniphase’s board of directors has the authority to issue up to 499,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of JDS Uniphase’s stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock.

The issuance of Series B Preferred Stock or any preferred stock subsequently issued by JDS Uniphase’s board of directors, under some circumstances, could have the effect of delaying, deferring or preventing a change in control.

Some provisions contained in the rights plan, and in the equivalent rights plan that JDS Uniphase’s subsidiary, JDSU Canada Ltd., has adopted with respect to its exchangeable shares, may have the effect of discouraging a third party from making an acquisition proposal for it and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or exchangeable shares, which offers may be attractive to stockholders, or deter purchases of large blocks of common stock or exchangeable shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or exchangeable shares over the then-prevailing market prices.

Some anti-takeover provisions contained in JDS Uniphase’s charter and under Delaware laws could hinder a takeover attempt.

JDS Uniphase is subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under some circumstances, publicly-held Delaware corporations from engaging in business combinations with some stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving JDS Uniphase, even if such events could be beneficial, in the short-term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of its common stock. JDS Uniphase’s certificate of incorporation and bylaws contain provisions relating to the limitations of liability and indemnification of its directors and officers, dividing its board of directors into three classes of directors serving three-year terms and providing that its stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of JDS Uniphase.

THE AGILITY SPECIAL MEETING

General; Date, Time and Place

This proxy statement and prospectus is being furnished to holders of Agility capital stock in connection with the solicitation of proxies by Agility’s board of directors for use at the special meeting of Agility stockholders to be held on November 17, 2005 at Agility’s executive offices located at 475 Pine Avenue, Santa Barbara, California 93117, commencing at 12:00 p.m., local time, and at any adjournment or postponement of the meeting.

This proxy statement and prospectus and the accompanying forms of proxy are first being mailed to stockholders of Agility on or about [                    ].

Matters to be Considered

At the Agility special meeting, Agility stockholders will be asked to consider and vote upon the following proposals:

1. To approve and adopt the merger agreement, as it may be amended from time to time, and to approve the merger contemplated by the merger agreement, including the appointment of Ronald Nelson and Charles Froland as the stockholder representatives;

2. To approve and adopt the amendment to Section 2 of Article Fourth of Agility’s certificate of incorporation regarding the payment of dividends in order to allow Agility to pay cash dividends prior to the consummation of the merger on a pro rata basis in relation to the aggregate merger consideration that holders of certain series of Agility preferred stock shall be entitled to receive at the closing of the merger; and

3. To approve certain compensatory amounts paid or payable to certain employees and directors of Agility to enable Agility and the individuals receiving such amounts to avoid certain adverse tax consequences under the “parachute payment” provisions of Sections 280G and 4999 of the Internal Revenue Code.

Record Date, Outstanding Shares and Required Vote

The Agility board of directors has fixed October 27, 2005 as the record date for determining the holders of Agility stock who are entitled to notice of and to vote at the special meeting.

As of the close of business on the record date, the following shares of Agility capital stock were issued and outstanding:

•	27,853,529 shares of common stock,

•	9,313,528 shares of Series A preferred stock (convertible into 9,313,528 shares of Agility common stock),

•	86,627 shares of Series A Prime preferred stock (convertible into 86,627 shares of Agility common stock),

•	27,681,589 shares of Series B preferred stock (convertible into 27,681,589 shares of Agility common stock),

•	592,766 shares of Series B Prime preferred stock (convertible into 592,766 shares of Agility common stock),

•	13,291,055 shares of Series C preferred stock (convertible into 18,837,412 shares of Agility common stock),

•	1,132,107 shares of Series C Prime preferred stock (convertible into 1,604,535 shares of Agility common stock),

•	54,838,661 shares of Series D preferred stock (convertible into 54,943,599 shares of Agility common stock),

•	15,178,378 shares of Series D Prime preferred stock (convertible into 15,219,258 shares of Agility common stock), and

•	161,051,211 shares of Series E preferred stock (convertible into 161,051,211 shares of Agility common stock).

The holders of common stock are entitled to cast one vote for each share of common stock they hold on each matter submitted to a vote at the special meeting. The holders of each series of preferred stock are entitled to cast one vote for each share of common stock into which each share of preferred stock could then be converted on each matter submitted to a vote at the special meeting. The presence in person or by proxy of the holders of a majority of the shares of Agility stock entitled to vote is necessary to constitute a quorum for the transaction of business at the special meeting. Under Delaware law, the affirmative vote of at least a majority of the outstanding shares of Agility capital stock is required for the approval and adoption of the merger agreement and approval of the merger, and under California law, the affirmative vote of at least a majority of the outstanding shares of Agility common stock, voting separately as a class, and the affirmative vote of at least a majority of the outstanding shares of all series of Agility preferred stock, voting separately as a class, is required for the approval and adoption of the merger agreement and approval of the merger. In addition, the affirmative vote of the holders of at least (i) a majority of Agility Series E preferred stock, voting separately as a class, and (ii) a majority of Agility Prime preferred stock, voting together as a class, is required for approval and adoption of the merger agreement pursuant to Agility’s certificate of incorporation. If a stockholder abstains from voting, that abstention will have the practical effect of voting against the proposals.

Certain stockholders, directors and executive officers of Agility representing, as of the date of this proxy statement and prospectus, approximately (i) 47% of the voting power of the Agility common stock, (ii) 44% of the voting power of Agility preferred stock, (iii) 37% of the voting power of Agility Series E preferred stock, (iv) 41% of the voting power of Agility Prime preferred stock, and (v) 44% of the voting power of Agility capital stock, outstanding as of the record date, have agreed to vote their shares in favor of the proposal to approve the merger and to approve and adopt the merger agreement. Additionally, on January 14, 2005, JDS Uniphase entered into a stock purchase agreement with Agility to purchase shares of Agility Series E preferred stock, representing approximately 10% of the voting power of Agility Series E preferred stock. JDS Uniphase intends to vote these shares in favor of the approval and adoption of the merger agreement and the approval of the merger.

Voting; Solicitation of Proxies; Expenses

This proxy statement and prospectus is being furnished to Agility stockholders in connection with the solicitation of proxies by Agility’s board of directors for use at the Agility special meeting, and is accompanied by a form of proxy.

All shares of Agility stock that are entitled to vote and are represented at the Agility special meeting by properly executed proxies received prior to or at the meeting, and not revoked, will be voted at the meeting in accordance with the instructions indicated on the proxies. If no instructions are so indicated, the proxies will be voted for approval of the proposals, except for proxies submitted by record holders of shares of Agility stock who indicate that they have not received voting instructions from the beneficial holders of those shares.

If any other matters are properly presented for consideration at the Agility special meeting, the persons named in the enclosed form of proxy will have the discretion to vote on those matters using their best judgment. Additional matters which may come before the meeting include consideration of a motion to adjourn the meeting to another time and/or place, which may be necessary for the purpose of soliciting additional proxies from Agility stockholders. The proxy holders will not adjourn the meeting if there are insufficient votes to approve the proposals at the date of the meeting.

Any person who gives a proxy may revoke it at any time before it is voted. To revoke a proxy, you must (1) submit a later dated proxy with respect to the same shares at any time prior to the vote on the proposals, (2) deliver written notice of revocation to the Secretary of Agility at any time prior to the vote or (3) attend the special meeting and vote in person. Your attendance at the special meeting alone is not sufficient to revoke a proxy.

Agility will bear all expenses of its solicitation of proxies, including the cost of mailing this proxy statement and prospectus. In addition to solicitation by mail, directors, officers and employees of Agility may solicit proxies in person or by telephone, fax or other means of communication. These directors, officers and employees will not receive additional compensation. However, they may be reimbursed for reasonable out-of-pocket expenses that they incur in connection with this solicitation.

AGILITY STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

Recommendation of the Agility Board of Directors

THE AGILITY BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER, THE AMENDMENT TO AGILITY’S CERTIFICATE OF INCORPORATION AND THE COMPENSATORY PAYMENTS ARE FAIR TO AND IN THE BEST INTERESTS OF AGILITY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR (1) THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER AND THE RELATED TRANSACTIONS, (2) THE AMENDMENT TO AGILITY’S CERTIFICATE OF INCORPORATION, AND (3) THE APPROVAL AND ADOPTION OF THE COMPENSATORY PAYMENTS.

PROPOSAL NO. 1: THE MERGER AND RELATED TRANSACTIONS

This section describes the material aspects of the proposed merger. These discussions are qualified in their entirety by reference to the merger agreement, which is attached as Annex A to this document, and to the other agreements and documents that are discussed in this document and that are filed as exhibits to the registration statement of which this document forms a part. YOU SHOULD READ THE MERGER AGREEMENT IN ITS ENTIRETY AS IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

Background of the Merger

On an ongoing basis, Agility’s board engaged in discussions regarding the nature of the communications industry, Agility’s competitive position and the strategic challenges facing Agility in the marketplace. During the second half of 2004, Agility’s board determined that it was in the best interests of the company and its stockholders to evaluate the sale of Agility. Agility and JDS Uniphase entered into a nondisclosure agreement on July 4, 2004 in connection with prospective discussions. Agility’s board formed a strategic alternatives subcommittee of the board on July 16, 2004. On August 5, 2004, Agility engaged the Perseus Group to assist it in evaluating possible strategic alternatives. In addition to JDS Uniphase, Agility and the Perseus Group identified several other companies as potential acquirors.

Senior executives of Agility and JDS Uniphase conducted discussions concerning possible strategic alliances between Agility and JDS Uniphase, including a potential acquisition of Agility. Agility and JDS Uniphase conducted preliminary discussions in July and August 2004 regarding a merger, but the negotiations stalled after the parties could not agree on valuation. The parties discontinued merger discussions in August 2004, and instead focused on a new commercial relationship whereby Agility and JDS Uniphase would collaborate on the development, manufacture and supply of a new product, with each party funding its own development costs.

The Perseus Group also contacted a selected number of companies to determine their level of interest in an acquisition and obtain data points on potential valuations of Agility. None of these companies expressed an interest in pursuing merger negotiations with Agility at that time.

Concurrently with and separate from these strategic discussions with JDS Uniphase and other potential merger partners, Agility and its major institutional investors negotiated a term sheet during the summer of 2004 for the sale of newly-created Series E preferred stock. Agility forecasted it required additional capital to fund operations and capital investments necessary to continue as a stand-alone company. These terms were subsequently approved by Agility’s board of directors and its stockholders.

Between August 2004 and January 2005, Agility and JDS Uniphase negotiated the terms of the commercial agreements, including certain exclusivity provisions in favor of JDS Uniphase for the sale of the jointly developed product in certain markets. Agility and JDS Uniphase also agreed that JDS Uniphase would purchase $3,000,000 worth of Agility’s Series E preferred stock in the initial closing. JDS Uniphase did not participate in the negotiations among Agility and its investors over the terms and conditions of the Series E financing or the rights, preferences and privileges of any series of Agility’s preferred stock.

On January 14, 2005, Agility and JDS Uniphase entered into commercial agreements for the joint development, manufacture and supply of a 2.5Gbps widely tunable transmitter optical subassembly, and JDS Uniphase purchased approximately $3,000,000 worth of Agility Series E preferred stock on the same date in the initial closing of Agility’s Series E financing at an enterprise valuation of $30 million. The increase in valuation of Agility indicated by the $67 million in aggregate merger consideration reflects the progress achieved by Agility in the development, marketing and sales of its products since January of 2005 and a premium for control of Agility payable by JDS Uniphase based on its ownership of 100% of Agility’s stock following the consummation of the merger. JDS Uniphase purchased these shares on the same terms and conditions as the other investors. This investment by JDS Uniphase contributed to the $12 million minimum amount that Agility was required to raise in the Series E financing by its existing investors.

On March 29, 2005, Agility received from JDS Uniphase a non-binding letter of intent for the acquisition of Agility. Senior management of Agility and JDS Uniphase met several times in March and April 2005 to negotiate the terms of the letter of intent, including valuation of Agility and the proportion of consideration to be paid by JDS Uniphase in its common stock and cash. Separately, Agility re-engaged two other potential merger partners it had contacted previously, and had conversations with senior executives of each such company in April 2005, but neither party provided a definitive offer.

On April 25, 2005, the parties signed an exclusivity agreement and exchanged a non-binding letter of intent summarizing the major terms of the merger. Between April and August 2005, Agility and JDS Uniphase completed their respective due diligence investigations and negotiated the definitive terms of the merger.

The Agility board met in person or via teleconference several times during this period in the normal course of business and in special meetings and considered the status of negotiations and various terms of a proposed acquisition by JDS Uniphase. Subject to certain conditions and issues then remaining to be negotiated, the Agility board concluded that an acquisition of Agility on the general terms proposed by JDS Uniphase was desirable and in the best interests of Agility and its stockholders.

A special meeting of the Agility board was held on August 16, 2005, to review the proposed merger, the resolution of pending issues and revisions to the draft merger agreement submitted by JDS Uniphase. After review and discussion, the Agility board approved moving forward with the merger, subject to guidance from Agility’s board of directors on certain outstanding issues.

At a special meeting of the Agility board held on September 2, 2005, the Agility board discussed the terms of the proposed merger with the senior management of Agility and its outside legal counsel and financial advisor and reviewed the final terms of the merger agreement. Following such discussions, the Agility board unanimously concluded that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Agility and its stockholders. The merger agreement was signed on September 6, 2005, and on the same date JDS Uniphase also entered into a promissory note for $2,000,000 with Agility. The Agility board has directed that the merger agreement and related documents be submitted to the Agility stockholders, together with the Agility board’s recommendation that the stockholders approve the merger agreement and the transactions contemplated in the agreement.

JDS Uniphase’s Reasons for the Merger

The JDS Uniphase board has based its approval of the merger and its determination that the merger agreement is in the best interests of JDS Uniphase and its stockholders upon a number of factors, including the following advantages of the merger:

•	Leading Edge Technology. Agility’s widely tunable laser solutions employ a single chip monolithic platform. This platform is capable of addressing a broad range of potential customer requirements, and is not limited to a single form factor, as is the case with other tunable laser architectures. The potential benefits inherent in Agility’s monolithic platform include the ability to fully integrate a tunable laser with a modulator via a highly scalable semiconductor wafer process.

•	New Products. Agility’s technology, platform and architecture can offer potential customers products and product specifications that JDS Uniphase does not currently provide. Agility’s single chip monolithic platform enables tunable 2.5 Gb/s SFP and 10 Gb/s XFP form factor modules. Migration to pluggable solutions is expected to enable JDS Uniphase customers to enjoy significant reductions in power dissipation, footprint and provisioning costs. The platform also offers switching speeds of less than 10 milliseconds, and is less sensitive to shock and vibration than other solutions, thus enabling deployment of robust, agile optical networks.

•	Broader Product Portfolio. The acquisition broadens JDS Uniphase’s current product portfolio by adding widely tunable laser solutions for the optical network and would help establish JDS Uniphase as an industry leader in the market for tunable lasers and transponders, and would position the JDS Uniphase as one of the broadest end-to-end agile optical network portfolio providers in the industry today.

•	Greater Economies of Scale. Combining the companies will allow JDS Uniphase to use its higher volume, lower cost, scalable manufacturing capabilities to manufacture Agility products, potentially resulting in improved yields, faster cycle times, more efficient operations, and a reduction in manufacturing costs for Agility products.

•	Strategic Nature of Transaction. Certain strategic advantages as a result of the combined company may result in greater growth of the combined company than the two companies might achieve operating independently, including the potentially significant enhancement to JDS Uniphase’s product offerings for tunable lasers and transponders resulting from a combination of the existing JDS Uniphase products with those of Agility, the ability to combine the JDS Uniphase and Agility product offerings and thereby offering an integrated and complete line of products for agile optical networks and the enhancements to JDS Uniphase’s ability to develop and deploy future generation product offerings for agile optical networks.

•	Increased Sales Opportunities for Agility Products. By combining Agility’s products with JDS Uniphase’s global sales force, the merger will enable increased sales opportunities for Agility’s products.

•	Increased Sales Opportunities for JDS Uniphase Products. The merger will also enable sales opportunities for complementary products of JDS Uniphase based on the current qualification of Agility products at a number of leading optical system providers.

•	Increased Technical Knowledge. The merger will result in the addition of technical knowledge of Agility’s engineering and research and development personnel to JDS Uniphase’s team.

The JDS Uniphase board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

•	the possibility that the merger would not be consummated;

•	the risk that, despite the efforts of Agility and JDS Uniphase, key technical, marketing and management personnel might choose not to remain employed by the combined company after the merger;

•	the risk of market confusion and hesitation and potential delay or reduction in orders;

•	the risk that the integration of Agility into JDS Uniphase would not proceed as quickly or completely as anticipated;

•	the risk that the potential benefits sought in the merger might not be realized fully or within the time frame contemplated, if at all; and

•	the other risks described above under the heading “Risk Factors” commencing on page 12 of the document.

The JDS Uniphase board of directors has concluded that the potential benefits of the merger outweigh these risks and for the strategic reasons set forth above, the JDS Uniphase board of directors has determined that JDS Uniphase should proceed with the merger agreement and the merger.

The above discussion of the information and factors considered by the JDS Uniphase board is not exhaustive and does not include all factors considered by the JDS Uniphase board. In view of the variety of factors considered in connection with its evaluation of the merger, the JDS Uniphase board did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the JDS Uniphase board may have given different weights to different factors. Based on the factors outlined above, the JDS Uniphase board determined that the merger is fair to and in the best interests of JDS Uniphase and its stockholders.

Agility’s Reasons for the Merger

The Agility board has based its approval of the merger and its determination that the merger agreement is in the best interests of Agility and its stockholders upon a number of factors, including the following advantages of the merger:

•	Technological Synergies. The overlap of research and development efforts and the potential synergy of JDS Uniphase’s technologies with Agility’s technologies will enable the combined company to more effectively respond to customer needs and compete in the dynamic marketplace and reach the marketplace more quickly with tunable lasers for optical networking solutions.

•	Increased Market Presence and Greater Economies of Scale. The merger will create a combined company with significantly greater resources, most notably, a larger addressable market for Agility’s products. With expanded resources, the combined company should be able to achieve greater sales, greater leverage of current and future infrastructure, operational efficiencies, and better service of its customers in the optical networking marketplace.

•	Increased Visibility as a Public Company. The merger will enable Agility to achieve a measure of visibility as a subsidiary of a public company that will enhance its position with customers, partners, and employees.

•	Increased Liquidity and Future Appreciation. Since inception, Agility has raised a total of $192.4 million through the sale of preferred stock, and the accumulated liquidation preferences in Agility’s certificate of incorporation amount to approximately $114.7 million. Agility has not yet reached break-even status and does not expect to in the near future. While the consideration being paid by JDS Uniphase in the merger is less than the current aggregate liquidation preferences of Agility’s preferred stockholders, the receipt of JDS Uniphase common stock offers Agility’s stockholders who receive merger consideration an opportunity to gain greater liquidity in their investment. Additionally, the Agility stockholders who receive merger consideration will have the ability to continue to participate in the growth of the business conducted by JDS Uniphase and Agility after the merger and to benefit from the potential appreciation in the value of JDS Uniphase common stock.

The Agility board also considered the following potentially negative factors:

•	the difference between the merger consideration and the accumulated liquidation preferences of Agility’s preferred stockholders, resulting in merger consideration only being paid to holders of certain series of Agility preferred stock and no merger consideration being paid to holders of Agility common stock;

•	the potential disruption of Agility’s business that might result from both employee and customer uncertainty as a result of the announcement of the merger;

•	the risk that, despite the intentions and efforts of the parties to reassure Agility’s customers and distributors regarding the combined company’s intention to support their future sales efforts, the announcement of the merger could result in customer decisions to delay or cancel purchases of Agility’s products;

•	the possibility that the merger might not be completed and customer’s potentially negative response to the interrupted merger;

•	the effects of the public announcement of the merger on Agility’s ability to attract and retain key management, marketing and technical personnel; and

•	the other risks described above under the heading “Risk Factors” on page 13 of the document.

After detailed consideration of these factors, the Agility board concluded that the potential benefits of the merger outweighed these considerations and determined that the merger was fair to and in the best interests of Agility and its stockholders.

The above discussion of the information and factors considered by the Agility board is not exhaustive and does not include all factors considered by the Agility board. In view of the variety of factors considered in connection with its evaluation of the merger, the Agility board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Agility board may have given different weights to different factors. Based on the factors outlined above, the Agility board determined that the merger is fair to and in the best interests of Agility and its stockholders.

THE AGILITY BOARD HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF AGILITY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, THE MERGER AND THE RELATED TRANSACTIONS.

See also “Background of the Merger” on page 32, “Interests of Certain Persons in the Merger” on page 45 and “Material U.S. Federal Income Tax Consequences” on page 45, as well as “Information Concerning Agility-Business” on page 64.

Closing and Effective Time of the Merger

JDS Uniphase and Agility will complete the merger when all of the conditions to completion of the merger are satisfied or waived. The merger will become effective when JDS Uniphase and Agility file a certificate of merger with the State of Delaware.

JDS Uniphase and Agility are working toward completing the merger as quickly as possible and hope to complete the merger in the fourth calendar quarter of 2005.

Structure of the Merger and Conversion of Agility Stock

JDSU Acquisition VIII, Inc., a wholly owned subsidiary of JDS Uniphase, will merge with and into Agility and Agility will become a wholly owned subsidiary of JDS Uniphase.

The total merger consideration payable under the merger agreement consists of (a) that number of shares of JDS Uniphase common stock equal to the quotient obtained by dividing (x) $56,950,000 by (y) the average of the Nasdaq Official Closing Price of one share of JDS Uniphase common stock for the ten (10) trading days ending on the trading day that is three (3) trading days prior to the closing date of the merger (subject to adjustment as described below under the heading “Special Cash Dividends”) plus (b) $10,050,000 in cash. Under the terms of the merger agreement, the aggregate merger consideration shall be paid to Agility stockholders following the liquidation preferences contained in Agility’s certificate of incorporation.

The liquidation preferences contained in Agility’s certificate of incorporation require that in the event of any liquidation, dissolution or winding up of Agility, including a merger that qualifies as a deemed liquidation under the provisions of such certificate of incorporation, the proceeds of such transaction shall be paid to the stockholders of Agility in the following manner:

•	First, the holders of Agility’s Series E preferred stock shall be entitled to receive an aggregate of $25 million, distributed pro rata to each such holder based on the total number of shares of Series E preferred stock outstanding as of the record date for such distribution.

•	Second, if there remain funds available for distribution, each holder of Agility’s Series E-1 preferred stock (all of which will be management, consultants and other employees of Agility who have exercised options to purchase Series E-1 preferred stock pursuant to stock options granted under Agility’s 2004 Preferred Stock Plan) shall be entitled to receive an amount equal to the aggregate purchase price paid by each such holder to exercise such holder’s option to acquire the shares of Series E-1 preferred stock.

•	Third, if there remain funds available for distribution, the holders of Agility’s Series E and Series E-1 preferred stock shall be entitled to receive proceeds based on an 80%-20% ratio until the holders of Series E preferred stock have received an aggregate of $0.257 per share on each share of Series E preferred stock, including the amounts received under the first liquidation preference above, at which point the holders of Series E preferred stock shall not participate on any remaining proceeds.

•	Fourth, if there remain funds available for distribution and subject to a cap on the distribution of aggregate proceeds discussed below, the holders of Agility’s Series A Prime, Series B Prime Series C Prime and Series D Prime, on the one hand, and holders of Series E-1 preferred stock on the other hand, shall be entitled to receive proceeds based on a 80-20% ratio, until the holders of Series A Prime, Series B Prime Series C Prime and Series D Prime preferred stock have received have received an aggregate of:

•	(A) $0.0945 per share for each share of Series A Prime preferred stock, (B) $0.5482 per share for each share of Series B Prime preferred stock, (C) $9.6309 per share for each share of Series C Prime preferred stock, and (D) $3.2645 per share for each share of Series D Prime preferred stock.

•	Fifth, if there remain funds available for distribution and subject to a cap on the distribution of aggregate proceeds discussed below, the holders of Agility’s Series D and Series D-1 preferred stock (all such holders of Series D-1 preferred stock will be management, consultants and other employees of Agility who have exercised options to purchase Series D-1 preferred stock pursuant to stock options granted under Agility’s Preferred Stock Plan) shall be entitled to receive proceeds based on an 80%-20% ratio until such holders have received an aggregate of:

•	(A) $1.96 per share for each share of Series D preferred stock, and

•	(B) an amount equal to (i) the aggregate purchase price paid by each such holder of Series D-1 preferred stock to exercise such holder’s option to acquire the shares of Series D-1 preferred stock, plus (ii) $0.07 per share.

•	Sixth, if there remain funds available for distribution and subject to a cap on the distribution of aggregate proceeds discussed below, the holders of Agility’s Series A, Series B, Series C preferred stock, on the one hand, and holders of the Series D-1 preferred stock on the other hand, shall be entitled to receive proceeds based on an 80%-20% ratio, until the holders of Series A, Series B, Series C preferred stock have received an aggregate of:

•	(A) $0.0945 per share for each share of Series A preferred stock,

•	(B) $0.5482 per share for per share for each share of Series B preferred stock, and

•	(C) $4.8155 per share for each share of Series C preferred stock.

•	Seventh, if there remain funds available for distribution and subject to a cap on the distribution of aggregate proceeds discussed below, the holders of Agility’s Series C and Series D preferred stock shall be entitled to participate in any distribution of proceeds with the holders of common stock until such holders of Series C and Series D preferred stock have received an aggregate of:

•	(A) $9.6309 per share for each share of Series C preferred stock and

•	(B) $3.2645 per share for each share of Series D preferred stock.

•	Thereafter, remaining proceeds are distributed to holders of common stock.

•	Notwithstanding the foregoing, the amount of any proceeds payable to the holders of Agility’s Series A and A Prime, Series B and B Prime, Series C and C Prime, Series D, Series D Prime and Series D-1 preferred stock shall not exceed $60 million in the aggregate.

As the merger consideration is less than the aggregate liquidation preferences of Agility’s preferred stockholders, as described in the preceding first seven steps, it is anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock as described in the preceding first four steps (collectively referred to sometimes as the “participating Agility stockholders”) will be entitled to receive any merger consideration and holders of Agility’s Series D, Series D-1, Series C, Series B and Series A preferred stock and common stock will not receive any merger consideration in the merger. Assuming that the average of the Nasdaq Official Closing Price of one share of JDS Uniphase for the period described above equals $2.14 and assuming no adjustment to the number of shares of JDS Uniphase common stock payable at the closing of the merger as set forth under the heading “Special Cash Dividends” below, at the effective time, the participating Agility stockholders will be entitled to receive the following consideration:

•	approximately 0.0123 shares of JDS Uniphase common stock and approximately $0.0047 in cash for each share of Agility Series A Prime preferred stock held;

•	approximately 0.0716 shares of JDS Uniphase common stock and approximately $0.0272 in cash for each share of Agility Series B Prime preferred stock held;

•	approximately 1.2596 shares of JDS Uniphase common stock and approximately $0.4758 in cash for each share of Agility Series C Prime preferred stock held;

•	approximately 0.4269 shares of JDS Uniphase common stock and approximately $0.1613 in cash for each share of Agility Series D Prime preferred stock held;

•	approximately 0.0934 shares of JDS Uniphase common stock and approximately $0.0353 in cash for each share of Agility Series E preferred stock held; and

•	approximately 0.0876 shares of JDS Uniphase common stock and approximately $0.0330 in cash for each share of Agility Series E-1 preferred stock held.

Since JDS Uniphase will not be issuing fractional shares, the participating Agility stockholders will be entitled to receive cash for any fractional share of JDS Uniphase common stock that might otherwise be issuable to them as described above. The number of shares of JDS Uniphase common stock and amount of cash that participating Agility stockholders will be entitled to receive will be rounded up or down to the nearest whole share or cent, as applicable, and will be computed after aggregating all shares of Agility preferred stock held by such participating Agility stockholders.

Exchange of Stock Certificates

When the merger is completed, the exchange agent will mail a letter of transmittal and instructions to each Agility stockholder for surrendering his, her or its Agility stock certificates for the right to receive, in the case of the participating Agility stockholders, cash and JDS Uniphase stock certificates. When an Agility stockholder delivers his, her or its Agility stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, such stockholder’s Agility stock certificates will be canceled and the participating Agility stockholders will receive cash and JDS Uniphase stock certificates representing the number of full shares of JDS Uniphase common stock to which such participating Agility stockholder is entitled under the merger agreement. Participating Agility stockholders will receive payment in cash, without interest, instead of any fractional shares of JDS Uniphase common stock which such participating Agility stockholder would otherwise have received.

Escrow and Indemnification

The $10,050,000 of cash that is otherwise payable to the participating Agility stockholders as described above will be deposited into an escrow account which will be used to indemnify JDS Uniphase for any damages incurred in connection with: (a) any breach of any of the representations, warranties or covenants made by Agility in the merger agreement or in any certificate delivered by Agility; and (b) any expenses incurred by Agility prior to the closing for which JDS Uniphase is obligated to pay after the closing. In addition, the escrow account will be used to reimburse the Stockholder Representatives for any expenses reasonably incurred in connection with the merger agreement (not to exceed $50,000). JDS Uniphase will not be permitted to state a claim against the escrow account unless its aggregate damages exceed $400,000, in which case it will be permitted to recover all damages incurred. A claim against the escrow account shall be JDS Uniphase’s sole and exclusive remedy for the indemnification obligations under the merger agreement except in the case of fraud by Agility or an Agility stockholder. Except for fraud by an Agility stockholder, such stockholder’s indemnification obligation to JDS Uniphase will not exceed his, her or its pro rata portion of the escrow account and will be reduced by any insurance proceeds actually received by JDS Uniphase in connection with such damages.

Within five business days following the one year anniversary of the closing of the merger, JDS Uniphase will deliver to the participating Agility stockholders their respective portion of the amount of cash held in escrow, less any amounts necessary to satisfy any then unsatisfied, unresolved or contested indemnification claims and any then outstanding but unpaid expenses of the stockholder representatives. As soon as each such claim has been finally resolved, JDS Uniphase shall deliver to each participating Agility stockholder their respective portion of the then remaining cash held in escrow not applied to the satisfaction of such claim or to the payment of the then outstanding but unpaid expenses of the stockholder representatives.

By consenting to the adoption and approval of the merger agreement, the Agility stockholders are deemed to have consented and agreed to (i) the establishment of the escrow in order to secure their respective indemnification obligations under the merger agreement, and (ii) the appointment of Ronald Nelson, Agility’s Chief Executive Officer and a member of Agility’s board of directors and Charles Froland, a member of Agility’s board of directors, as their attorneys-in-fact with authority to act on their behalf in connection with the merger. As such attorneys-in-fact, the stockholder representatives will have full power to contest, agree to, and settle any issues arising under the merger agreement or the escrow agreement, including the payment and settlement of any indemnification claims brought by JDS Uniphase against the Agility stockholders and to execute any necessary amendments and waivers to the escrow agreement. The stockholder representatives will have no liability to the former Agility stockholders for their actions or failures to act in such capacity absent fraud, gross negligence or willful misconduct.

Special Cash Dividends

As contemplated in the merger agreement, Agility shall declare and pay special cash dividends to its stockholders in an aggregate amount equal to $13.3 million, less any merger transaction related expenses (which are currently estimated to be $2.2 million). In the event that Agility has insufficient cash to pay the special cash dividend at the closing of the merger, JDS Uniphase will either loan Agility the difference between the amount of the special cash dividend and Agility’s cash balance at the closing or it will increase the value of the number of shares of JDS Uniphase common stock payable to the participating Agility stockholders by such difference. It is currently anticipated that the aggregate amount of such special cash dividends will be paid to the participating Agility stockholders on a pro-rata basis in proportion to the aggregate merger consideration that holders of certain classes of Agility capital stock shall be entitled to receive following the closing of and concurrently with the effectiveness of the merger. In order for Agility to declare and pay the special cash dividends in this manner, it is necessary to amend the dividend provisions contained in Agility’s certificate of incorporation. See also “Proposal No. 2: Approval of Amendment to Agility’s Certificate of Incorporation” on page 58.

Based on the number of outstanding shares of Agility capital stock as of the date of this proxy statement and prospectus, it is anticipated that only the participating Agility stockholders will be entitled to receive any merger consideration, and therefore if approved, only such holders will be entitled to receive a special cash dividend prior to the effectiveness of the merger.

Subject to approval by Agility’s stockholders of the proposed amendment to Agility’s certificate of incorporation, and assuming that the aggregate amount of fees incurred by Agility and its stockholders in connection with the merger equals $2.2 million and that Agility has sufficient cash (or JDS Uniphase loans Agility the cash to make the dividend), the participating Agility stockholders will be entitled to receive the following dividends:

•	approximately $0.0051 for each share of Agility Series A Prime preferred stock held;

•	approximately $0.0298 for each share of Agility Series B Prime preferred stock held;

•	approximately $0.5242 for each share of Agility Series C Prime preferred stock held;

•	approximately $0.1777 for each share of Agility Series D Prime preferred stock held;

•	approximately $0.0389 for each share of Agility Series E-1 preferred stock held; and

•	approximately $0.0365 for each share of Agility Series E preferred stock held.

Treatment of Stock Options and Warrants

JDS Uniphase will not assume any outstanding options or other rights to purchase any capital stock of Agility, including without limitation any options granted under the Agility 1999 Stock Plan, 2000 Executive Stock Plan, Preferred D-1 Stock Option Plan and Preferred E-1 Stock Option Plan. In addition, JDS Uniphase will not assume any outstanding warrants to purchase capital stock of Agility. Prior to the closing, holders of options and warrants to purchase Agility capital stock will have the opportunity to exercise fully any outstanding options or warrants that they hold. If these options or warrants are not exercised prior to the closing, the options and warrants will terminate as of the effective time of the merger.

Representations and Warranties

JDS Uniphase and Agility each made a number of customary representations and warranties in the merger agreement, relating to, among other things, aspects of their respective businesses, assets, financial condition, structure and other facts pertinent to the merger.

Representations and Warranties of Agility. The representations given by Agility cover the following topics, among others, as they relate to Agility:

•	corporate organization, its qualification to do business and good standing;

•	that Agility has no subsidiaries or interests in other entities;

•	authorization and binding nature of the merger agreement;

•	material third party consents and regulatory approvals necessary to complete the merger;

•	capital structure;

•	that the transactions contemplated by the merger will not result in a violation of Agility’s organizational documents, laws or material contracts;

•	litigation;

•	taxes;

•	financial statements;

•	title to assets and properties;

•	the absence of material changes, events or effects;

•	contracts to which Agility is a party;

•	no material breach or default under any material contracts;

•	intellectual property;

•	compliance with applicable laws;

•	interested party transactions;

•	certain employee benefits and employee matters;

•	information supplied for use in this document;

•	brokers’ and finders’ fees;

•	books and records of Agility;

•	insurance;

•	environmental matters;

•	board approval;

•	products;

•	customers;

•	accounts receivables;

•	inventory;

•	cash balance of Agility; and

•	that Agility has not made any untrue statements or failed to disclose any material facts to JDS Uniphase.

Representations and Warranties of JDS Uniphase. The representations given by JDS Uniphase cover the following topics, among others, as they relate to JDS Uniphase:

•	corporate organization, its qualification to do business and good standing;

•	authorization and binding nature of the merger agreement;

•	material third party consents and regulatory approvals necessary to complete the merger;

•	that the transactions contemplated by the merger will not result in a violation of JDS Uniphase’s organizational documents, laws or material contracts;

•	brokers’ and finders’ fees;

•	SEC filings and financial statements; and

•	valid issuance of JDS Uniphase common stock pursuant to the merger.

The representations and warranties contained in the merger agreement are subject to materiality and knowledge qualifications in many respects, and survive for one year after the completion of the merger.

Conduct of Agility’s Business before Completion of the Merger

Agility has agreed, until the earlier of the completion of the merger or the termination of the merger agreement, to carry on its business in the ordinary course consistent with past practices, including its working capital and cash management practices, the collection of receivables, the payment of accounts payable and the maintenance of inventories. Agility has further agreed to maintain its business relationships in the ordinary and usual course.

Notice to JDS Uniphase of Changes. Agility has agreed to promptly advise JDS Uniphase of:

•	any event that would make any representation or warranty of Agility in the merger agreement untrue or inaccurate or any breach of any covenant or obligation of Agility;

•	any material adverse change in Agility;

•	any material deterioration in the relationship with any key business relationships; or

•	any claim, litigation or proceeding initiated or threatened by or against Agility.

Restrictions on Agility’s Conduct of its Business. Agility has also agreed that until the earlier of the completion of the merger or the termination of the merger agreement, or unless JDS Uniphase consents in writing, Agility will not do any of the following:

•	incur indebtedness, guarantee indebtedness or guarantee debt securities of others;

•	lend any money;

•	enter into any contract involving payments of more than $50,000;

•	grant any encumbrances on its assets;

•	sell, transfer or dispose of any assets, except for in the ordinary course;

•	enter into any material real or personal property lease;

•	pay any bonus, increased salary, severance or special pay to any officer, director, employee or consultant except as required by applicable law, or enter into any employment agreement or consulting agreement, other than in the ordinary course of business, or create or amend any other employee benefit plans

•	materially change any accounting methods, except as required by GAAP;

•	declare or pay any dividend, redeem or repurchase any of its securities (except for the repurchase of stock from employees, directors, consultants or contractors), or pay or distribute any cash or property to any Agility stockholder (except for the dividend under the heading “Special Cash Dividends” described on page 37);

•	enter into, amend or terminate any material contract to which Agility is a party;

•	terminate or modify any agreements with any independent contractors;

•	waive or release any material right or claim;

•	sell or authorize any shares of its capital stock, warrants, options, or other convertible securities, except for the exercise of currently outstanding options or warrants, the issuance of shares of Agility common stock upon the conversion of the Agility preferred stock and the issuance of options to Agility employees in accordance with existing guidelines of Agility;

•	authorize any stock splits or combinations or other recapitalizations;

•	merge, acquire, or enter into any other business combination with any other entity (other than pursuant to the merger agreement);

•	modify its organizational documents;

•	license any of its technology or intellectual property or acquire any intellectual property from any third party other than in the ordinary course of business consistent with past practices;

•	materially change any insurance coverage;

•	agree to any audit assessment by any taxing authority or file any tax returns without prior review by JDS Uniphase;

•	modify the purchase price of any Agility capital stock;

•	accelerate any accounts receivable, accrue any liabilities not in the ordinary course or write off any notes or accounts receivable as uncollectible;

•	discharge any lien or pay any obligation or liability other than the current liabilities shown on Agility’s balance sheet, and current liabilities incurred thereafter;

•	modify Agility’s inventory quantities outside of the ordinary course or past practice; or

•	transfer any assets or property for less than the fair value thereof.

No Solicitation of Transactions

Agility has agreed that it will not, and will not authorize, encourage or knowingly permit any director, officer, employee, stockholder, affiliate or agent of Agility, to:

•	solicit or encourage any other offers for the sale and purchase of Agility assets and properties;

•	consider any other offers received from any entity concerning a sale and purchase;

•	furnish any information regarding Agility to any entity (other than JDS Uniphase) in connection with or in response to any inquiry regarding an alternative sale and purchase;

•	participate in any discussions or negotiations with any entity (other than JDS Uniphase) with respect to an alternative sale and purchase;

•	cooperate with or encourage any effort by any entity (other than JDS Uniphase) to effect an alternative sale and purchase; or

•	enter into any letter of intent, agreement, commitment or understanding with any other entity (other than JDS Uniphase) that relates to an alternative sale and purchase.

Agility has further agreed to notify JDS Uniphase promptly of any inquiries or proposals regarding an alternative sale and purchase.

Regulatory Approval Requirements

Under the Hart-Scott-Rodino Antitrust Improvements Act, sometimes referred to as the HSR Act, and its associated rules, the merger cannot be completed until notifications have been given and information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice, sometimes referred to as the DOJ, and the Federal Trade Commission, sometimes referred to as the FTC, and the required waiting period has expired or been terminated.

JDS Uniphase and Agility filed the required notification and report forms under the HSR Act with the FTC and the DOJ on September 12, 2005. Accordingly, the applicable 30 day waiting period under the HSR Act will expire at 11:59 pm on October 12, 2005, unless the parties receive a request for additional information or the DOJ and the FTC grant early termination of the required waiting period. However, before or after the waiting period is terminated, the DOJ or the FTC, as well as a foreign regulatory agency or government, state or private person, could take action under the antitrust laws with respect to the merger, including seeking to enjoin the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of substantial assets of JDS Uniphase or Agility. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Consents

Agility has agreed to obtain promptly all necessary consents and authorizations of and to give notices to third parties under its material contracts in connection with the merger and to take all other necessary actions:

•	to complete the merger;

•	to enable JDS Uniphase to carry on Agility’s business immediately after the merger; and

•	to avoid any breach or adverse change to any material contract of Agility.

JDS Uniphase and Agility have also agreed to cooperate in responding to any requirement by any governmental authority that JDS Uniphase or Agility enter into a novation agreement for the assignment of any contracts between such governmental authority and Agility.

Conditions to Completion of the Merger

Conditions to Agility’s Obligation to Complete the Merger. Agility’s obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

•	JDS Uniphase’s representations and warranties must be materially true and correct and JDS Uniphase has provided an officer’s certificate to such effect;

•	JDS Uniphase must have performed and complied in all material respects with all of its agreements and covenants to be performed or complied with by JDS Uniphase at or before completion of the merger and JDS Uniphase has provided an officer’s certificate to such effect;

•	there are no orders, decrees, injunctions, legislative enactments, statutes, regulations, actions, proceedings, judgments or rulings making the merger illegal, prohibiting completion of the merger or imposing material limitations on the merger;

•	all permits and authorizations from required governmental authorities are obtained;

•	the merger agreement must be adopted by the affirmative votes of (a) a majority of Agility common stock, voting together as a class, (b) a majority of Agility preferred stock, voting together as a class, (c) a majority of Agility Series E preferred stock, voting separately as a class, (d) a majority of Agility Prime preferred stock, voting together as a class, and (e) a majority of Agility capital stock, voting together as a class;

•	the registration statement on Form S-4, of which this document forms a part, must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness may be initiated by the SEC;

•	counsel to JDS Uniphase has delivered an opinion regarding, among other things, JDS Uniphase’s corporate power and authority to enter into the merger agreement and the enforceability of the merger agreement against JDS Uniphase; and

•	there are no material adverse changes in JDS Uniphase since the date of the merger agreement, and JDS Uniphase has provided an officer’s certificate to such effect.

Conditions to JDS Uniphase’s Obligation to Complete the Merger. JDS Uniphase’ obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

•	Agility’s representations and warranties must be materially true and correct and Agility has provided an officer’s certificate to such effect;

•	Agility must have performed or complied in all material respects with all of its agreements and covenants to be performed or complied with by Agility at or before completion of the merger and Agility has provided an officer’s certificate to such effect;

•	there are no material adverse changes in Agility since the date of the merger agreement, and Agility has provided an officer’s certificate to such effect;

•	there are no orders, decrees, injunctions, legislative enactments, statutes, regulations, actions, proceedings, judgments or rulings making the merger illegal, prohibiting completion of the merger or imposing material limitations on the merger or JDS Uniphase’s right to own or use Agility’s assets or properties after the completion of the merger;

•	all permits and authorizations from required governmental authorities are obtained;

•	counsel to Agility has delivered an opinion regarding, among other things, Agility’s corporate power and authority to enter into the merger agreement and the enforceability of the merger agreement against Agility;

•	Agility has received the necessary consents, approvals, waivers or novations from all required third parties;

•	the merger agreement must be adopted by the affirmative votes of (a) a majority of Agility common stock, voting together as a class, (b) a majority of Agility preferred stock, voting together as a class, (c) a majority of Agility Series E preferred stock, voting separately as a class, (d) a majority of Agility Prime preferred stock, voting together as a class, and (e) a majority of Agility capital stock, voting together as a class;

•	each of the key Agility employees identified by JDS Uniphase in the merger agreement must have confirmed in writing the terms of his or her employment with JDS Uniphase or Agility after the completion of the merger;

•	all of the outstanding options and warrants of Agility are terminated;

•	each of the individuals identified by JDS Uniphase in the merger agreement must have executed a noncompetition agreement with JDS Uniphase;

•	the directors and officers of Agility must have resigned effective as of the effective time of the merger;

•	Agility has delivered a spreadsheet listing, among other things, all Agility stockholders, their respective addresses as reflected in Agility’s stock records, the number of shares of Agility capital stock held by such persons, the amount of consideration and pre-closing dividend to be paid to such stockholder and the amount that would otherwise be paid to such stockholder to be held in the escrow account;

•	the registration statement on Form S-4, of which this document forms a part, must become effective, no stop order may be issued and no proceedings for suspension of its effectiveness may be initiated by the SEC; and

•	Agility must have delivered a properly executed FIRPTA notification letter and form of notice to JDS Uniphase.

Termination of the Merger Agreement

Termination of Merger Agreement by JDS Uniphase and Agility. The merger agreement may be terminated by mutual written consent of JDS Uniphase and Agility.

Termination of Merger Agreement by JDS Uniphase or Agility. The merger agreement may also be terminated by either JDS Uniphase or Agility:

•	if the merger is not completed before December 31, 2005, which date may be extended by the mutual consent of JDS Uniphase and Agility;

•	if there is any permanent injunction or other order of a court or other authority preventing the consummation of the merger shall which has become final and nonappealable; or

•	if Agility’s stockholders do not adopt the merger agreement.

Termination of Merger Agreement by JDS Uniphase. In addition, JDS Uniphase may terminate the merger agreement if Agility commits a material breach of any representation, warranty, or covenant under the merger agreement and the breach is not cured within the earlier of 20 days of written notice of the breach or December 31, 2005.

Termination of Merger Agreement by Agility. Furthermore, Agility may terminate the merger agreement if JDS Uniphase commits a material breach of any representation, warranty, or covenant under the merger agreement and the breach is not cured within the earlier of 20 days of written notice of the breach or December 31, 2005.

Voting Agreements.

Concurrently with the execution of the merger agreement, Larry Coldren, Ronald Nelson, GM Capital Partners, funds affiliated with Morgenthaler Ventures, and funds affiliated with U.S. Venture Partners, who collectively hold approximately (i) 47% of the voting power of the Agility common stock, (ii) 44% of the voting power of Agility preferred stock, (iii) 37% of the voting power of Agility Series E preferred stock, (iv) 41% of the voting power of Agility Prime preferred stock, and (v) 44% of the voting power of Agility capital stock, entered into voting agreements with JDS Uniphase in which they have agreed to vote any shares of Agility capital stock beneficially owned by them in favor of approval and adoption of the merger agreement, the approval of the merger and any matter in furtherance of the transactions contemplated by the merger.

Interests of Certain Persons in the Merger.

Certain Agility executive officers and members of Agility’s board of directors will receive benefits as a result of the merger that will be in addition to or different from their interests as stockholders of Agility generally, as discussed below. The Agility board was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger. See also “Proposal No. 3: Approval of Certain Compensatory Amounts” on page 60.

Employment Arrangements. In connection with the merger agreement, eight of Agility’s officers and senior executives will enter into employment arrangements with JDS Uniphase. Under such arrangements, some of these individuals will be entitled to receive the following benefits: JDS Uniphase stock options, retention bonuses, severance benefits and reimbursement of relocation expenses.

Noncompetition and Nonsolicitation Agreements. In consideration for the merger consideration to be received by certain individuals, five of Agility’s officers and senior executives will enter into noncompetition agreements with JDS Uniphase which provide that for a period of eighteen months following the effective date of the merger, such individual will not own or participate in any business which competes with Agility. In addition, each such individual will agree that until the later of (i) two years from the effective date of the merger, or (ii) one year after his termination of employment from JDS Uniphase or any of its subsidiaries, such individual will not to solicit any employee of JDS Uniphase or Agility to leave their employ.

Indemnification. Under the merger agreement, JDS Uniphase has agreed that, from and after the effective time of the merger and for six (6) years thereafter, JDS Uniphase will cause Agility to (1) fulfill and honor in all respects the obligations of Agility under any indemnification agreements that exist between Agility and its officers and directors at the effective time of the merger and (2) include or otherwise provide for indemnification provisions in the surviving company’s certificate of incorporation and bylaws that are at least as favorable to

Agility’s officers and directors as those contained in Agility’s certificate of incorporation and bylaws that are in effect on the date of the merger agreement.

Accounting Treatment of the Merger.

JDS Uniphase will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States, which means that the assets and liabilities of Agility will be recorded, as of the consummation of the merger, at their fair values and added to those of JDS Uniphase. Any difference between the merger consideration and the net value of Agility’s assets and liabilities will be recorded as goodwill by JDS Uniphase.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences of the merger to Agility stockholders who exchange their shares of Agility capital stock for shares of JDS Uniphase common stock pursuant to the merger. This discussion addresses only an Agility stockholder who holds Agility capital stock as a capital asset. It does not address all of the U.S. federal income tax consequences that may be relevant to a particular Agility stockholder in light of that stockholder’s individual circumstances or to an Agility stockholder who is subject to special rules, including, without limitation:

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a stockholder who is not a U.S. person for U.S. federal income tax purposes;

•	a pass-through entity or an investor in such an entity;

•	a dealer or broker in securities or foreign currencies;

•	a stockholder who holds Agility common stock through individual retirement or other tax-deferred accounts;

•	a trader in securities who elects to apply a mark-to-market method of accounting;

•	a stockholder who holds Agility common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction; and

•	a stockholder who acquired his or her shares of Agility common stock pursuant to the exercise of employee stock options or otherwise as compensation.

The following discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement and prospectus and all of which are subject to change, possibly with retroactive effect. It is not binding on the courts or the Internal Revenue Service, sometimes referred to as the IRS. In addition, this discussion does not address any state, local or foreign tax consequences of the merger.

Agility stockholders are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances including the applicability and effect of U.S. federal, state, local, foreign and other tax laws and applicable tax reporting requirements.

Qualification as a Reorganization

The U.S. federal income tax consequences to you of the merger will differ depending on whether or not the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Qualification as a reorganization will depend on factual circumstances that cannot be known for certain until completion of the merger. Therefore, you will not know the U.S. federal income tax consequences to you of the merger at the time you vote on whether to approve the merger. The discussion below explains the factual circumstances that will determine whether or not the merger will qualify as a reorganization, the U.S. federal income tax consequences to you if the merger does in fact so qualify, and the U.S. federal income tax consequences to you of a failure of the merger to so qualify.

Qualification of the merger as a reorganization turns on satisfaction of various requirements, including a requirement that Agility must hold “substantially all” of its properties after the merger (referred to hereafter as the “substantially all requirement”). The IRS has adopted a safe harbor under which the substantially all requirement will be deemed to be satisfied if at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets that are held by a corporation that is acquired in a merger of this kind continue to be held by the acquired corporation after the transaction. For this purpose, certain payments made in connection with the merger, including distributions to stockholders of the acquired corporation made in connection with the merger, are taken into account as assets held by the acquired corporation immediately prior to, but not after, the merger.

As described earlier, under the heading “Proposal No. 1: The Merger and Related Transactions — Special Cash Dividends,” Agility will make a pre-closing distribution to its stockholders immediately prior to completion of the merger of up to $13.3 million, less Agility’s transaction expenses. That distribution is expected to cause the merger to fail to satisfy the foregoing IRS safe harbor provision that Agility hold at least 90% of the fair market value of its pre-closing net assets after the merger. The safe harbor is not a statement of the substantive law governing when the substantially all requirement is met, but only a position the IRS has adopted for purposes of issuing rulings that mergers of this kind will qualify as reorganizations. Court decisions have concluded that “substantially all” may mean less than 90% of an acquired corporation’s net assets, and have found that requirement met despite stockholder distributions that resulted in such lower net asset percentages as 86% and 85.34%, although those decisions turned on various factors other than simply the percentage of net and gross assets involved.

It cannot be known until completion of the merger precisely how large the aggregate amount of the special cash dividends to Agility’s stockholders will be and therefore whether the percentage of net assets retained and distributed to stockholders by Agility will be less or more than the percentages involved in the court decisions referred to above. The amount of the special cash dividends will be affected by the amounts of Agility’s transaction expenses and cash reserves available for distribution, which will not be known until that time. Based on current projections, it appears likely that the special cash dividends will not be so large as to cause Agility’s net assets held after the merger to be less than the percentages involved in the court decisions described above. In that event, based on the nature of the distribution and the asset percentages approved in the cases described above, the parties expect to report the merger as a reorganization. However, no assurance can be provided that the special cash dividends will not exceed such percentages or that the merger, even if such percentages are not exceeded, will not otherwise fail to qualify as a reorganization.

U.S. Federal Income Tax Consequences if the Merger Is a Reorganization

If the merger qualifies as a reorganization, then the following U.S. federal income tax consequences will result:

(a) You will recognize gain (but will not be able to claim a loss) upon the receipt of JDS Uniphase common stock and cash paid from the escrow in the merger in exchange for your Agility capital stock to the extent of the lesser of (i) the amount of cash you receive from the escrow, or (ii) the excess of the sum of the cash you receive from the escrow and the fair market value, as of the time the merger is completed, of the JDS Uniphase common stock you receive in the merger over your adjusted tax basis in the Agility capital stock surrendered. Any such gain will generally be capital gain and will be long-term capital gain if the Agility capital stock was held more than one year as of the completion date of the merger. If you own JDS Uniphase common stock, actually or constructively within the meaning of certain constructive ownership rules under the Code, at the time of the merger, special rules may apply that could cause gain recognized by you to be taxed as ordinary dividend income rather than capital gain. You should consult your own tax advisor with respect to that possibility under your particular circumstances.

(b) Your aggregate adjusted tax basis in the JDS Uniphase common stock you receive in the merger will be the same as the aggregate tax basis of your Agility capital stock surrendered, increased by the amount of any gain recognized (including any amount treated as a dividend as mentioned in the previous paragraph), and decreased by the amount of any cash received.

(c) Your holding period for your JDS Uniphase common stock received in the merger will include the period during which you held the Agility common stock surrendered in the merger, provided that you held your Agility capital stock as a capital asset at the time of the merger.

(d) If you exercise appraisal rights with respect to all of your Agility capital stock, you will generally recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and your adjusted tax basis in such shares. Such gain or loss will generally be capital gain or loss, and will qualify as long-term capital gain or loss if the Agility capital stock was held for more than one year at the time of the merger. However, if you own any shares of JDS Uniphase common stock at the time of the merger, either actually or constructively within the meaning of certain constructive ownership rules under the Code, you should consult with your own tax advisor with respect to the possibility that gain you recognize may be taxed as ordinary dividend income rather than capital gain.

(e) Any cash received by you for a fractional share of JDS Uniphase common stock will be treated as though you received such fractional share and then JDS Uniphase redeemed it in exchange for such cash. You generally should recognize capital gain or loss equal to the excess of the amount of cash received for such fractional share over the portion of the adjusted tax basis in your Agility capital stock allocable to the fractional share of JDS Uniphase common stock. Such capital gain or loss will be long-term capital gain or loss if you held your Agility common stock more than a year as of the date of completion of the merger.

U.S. Federal Income Tax Consequences if the Merger Is Not a Reorganization

If the merger does not qualify as a reorganization, then the merger will be a fully taxable transaction to Agility stockholders. In that event, the following U.S. federal income tax consequences will result:

(a) You will recognize gain or loss, whether you exchange your Agility common stock for merger consideration or exercise appraisal rights, equal to the difference between (i) the fair market value, as of the completion of the merger, of the JDS Uniphase common stock you receive and cash received from the escrow, and (ii) your adjusted tax basis in the Agility common stock you surrender.

(b) Your aggregate tax basis in the JDS Uniphase common stock you receive will equal its fair market value as of the completion of the merger.

(c) Your holding period in the JDS Uniphase common stock you receive will commence the day after the date of the completion of the merger.

Tax Consequences of Cash Paid from Escrow

Although not free from doubt, if you realize a gain in the merger, you should be able to use the installment sale method of reporting with respect to gain recognized as described above attributable to the cash consideration held in escrow (provided that you are not a dealer in securities or otherwise ineligible to use the installment method of reporting, or do not affirmatively elect otherwise), which would result in deferral of tax on such escrowed cash consideration until such amounts are actually or constructively received by you. At such time, a portion of the escrowed cash consideration will be treated as imputed interest income to you, taxable as ordinary income, with the remainder treated as received in exchange for your Agility capital stock and subject to the applicable tax treatment described above. In addition, you could be subject to an annual interest charge on all or a portion of the deferred tax liability attributable to the escrowed cash consideration if you hold installment receivables, potentially including your share of the escrowed cash consideration, with an aggregate face amount in excess of $5 million as of the end of the current (and any future) tax year. However, there is a risk that you may not be eligible to defer paying tax on the escrowed cash consideration, but will instead be taxed thereon in the year the merger is completed. If you realize a loss in the merger, then you are not eligible to use the installment method of reporting with respect to the cash consideration held in escrow. You should consult your own tax advisor as to your eligibility for and the applicability of the installment sale reporting rules under your particular circumstances.

U.S. Federal Income Tax Consequences of the Special Cash Dividend

The parties will take the position that the special cash dividends are a distribution by Agility to its stockholders rather than additional merger consideration paid by JDS Uniphase to the Agility stockholders. Distributions to stockholders constitute taxable dividend income to the extent of the distributing corporation’s current year or accumulated earnings and profits, with any non-dividend portion of such distribution treated as a tax-free return of capital to the extent of a stockholder’s tax basis in his, her or its stock, and any remainder in excess of such tax basis treated as capital gain (long-term if the stock is held for more than one year at the time of the distribution). Agility believes it does not have accumulated earnings and profits and will not have current year earnings and profits as of the completion of the merger. Accordingly, you will not recognize taxable income or gain with respect to the pre-closing distribution, except that you will recognize gain to the extent the amount of your distribution exceeds your tax basis in your Agility capital stock as determined immediately prior to the completion of the merger. The pre-closing distribution will reduce your tax basis in your Agility capital stock by an amount equal to the distribution you receive (but not below zero). References in the discussion above to your tax basis in your Agility capital stock are to such tax basis after reduction to reflect receipt of the pre-closing distribution.

If the special cash dividends were determined to be additional merger consideration paid by JDS Uniphase rather than a distribution by Agility to its stockholders, then the tax treatment in the preceding paragraph would not apply. In that event, the merger would clearly not qualify as a reorganization and the cash you receive pursuant to such distribution would be taxable to you as additional merger consideration to be taken into account in calculating your gain as described in the section entitled “U.S. Federal Income Tax Consequences if the Merger is Not a Reorganization,” above.

Backup Withholding

Payments made to you may be subject to information reporting to the IRS and to a 28% backup withholding tax. Backup withholding will not apply to a payment to you if you properly complete and sign the substitute Form W-9 which will be included as part of the transmittal letter, or otherwise provide documentation demonstrating that you are exempt from backup withholding. If you are subject to the 28% backup withholding, the tax withheld will be credited against your federal income tax liability.

Resale of JDS Uniphase Common Stock Issued in Connection with the Merger

All shares of JDS Uniphase common stock received by you in connection with the merger will be freely transferable unless you are considered an affiliate of either JDS Uniphase or Agility under the Securities Act of 1933. Generally, persons who are deemed affiliates of Agility must comply with Rule 145 under the Securities Act of 1933 if they wish to sell or otherwise transfer any shares of JDS Uniphase common stock received in connection with the merger. You will be notified if you are such an affiliate.

NASDAQ

Under the merger agreement, JDS Uniphase will cause the shares of JDS Uniphase common stock to be issued in the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Appraisal and Dissenters’ Rights

Agility stockholders will have appraisal and dissenters’ rights under Delaware law or California law in connection with the merger. Any Agility stockholder who has not voted shares of Agility capital stock in favor of the merger and the merger agreement has the right to demand appraisal of, and to be paid the fair market value for, such shares of Agility capital stock in lieu of the cash and JDS Uniphase securities provided for in the merger agreement. The value of the Agility capital stock for this purpose will exclude any element of value arising from the accomplishment or expectation of the merger. In order for the holder of Agility capital stock to exercise its right to an appraisal, if any, such holder must deliver to Agility a written demand for an appraisal of the shares of Agility capital stock in accordance with Delaware law or California law prior to the time the vote is taken on the merger at the Agility special meeting. Annex B to this document sets forth the pertinent provisions of Delaware law and California law addressing appraisal and dissenters’ rights. Simply voting against the merger will not be considered a demand for appraisal or dissenters’ rights. If the holder of Agility capital stock fails to deliver such a written demand to Agility Communications, Inc., 475 Pine Avenue, Santa Barbara, California 93117, Attn: Vice President, Finance, prior to the time the vote is taken on the merger at the Agility special meeting, the holder will lose the right to an appraisal. In addition, if such holder votes shares of Agility capital stock for approval of the merger and the merger agreement, the holder will lose the right to an appraisal with respect to such shares. The preceding discussion is not a complete statement of the law pertaining to appraisal or dissenter’s rights under the Delaware General Corporation Law or the California Corporations Code and is qualified in its entirety by the provisions of Delaware law and California law attached as Annex B to this document.

IF YOU FAIL TO COMPLY STRICTLY WITH THE PROCEDURES DESCRIBED IN THE DELAWARE GENERAL CORPORATION LAW OR THE CALIFORNIA CORPORATIONS CODE RELATING TO APPRAISAL OR DISSENTERS’ RIGHTS, YOU WILL LOSE YOUR APPRAISAL OR DISSENTERS’ RIGHTS. CONSEQUENTLY, IF YOU WISH TO EXERCISE YOUR APPRAISAL OR DISSENTERS’ RIGHTS, WE STRONGLY URGE YOU TO CONSULT A LEGAL ADVISOR BEFORE ATTEMPTING TO EXERCISE YOUR APPRAISAL OR DISSENTERS’ RIGHTS.

Comparison of Rights of Stockholders of

JDS Uniphase and Stockholders of Agility

This section of the proxy statement and prospectus describes the material differences between the rights of holders of Agility capital stock and holders of JDS Uniphase common stock. While JDS Uniphase and Agility believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of Agility and being a stockholder of JDS Uniphase.

JDS Uniphase and Agility are both incorporated under the laws of the State of Delaware. The rights of their stockholders are governed by Delaware law and by their respective certificates of incorporation and bylaws. Additionally, Agility’s stockholders may have different rights by virtue of Section 2115 of the California Corporations Code, which applies certain provisions of its corporate law to corporations with a significant nexus in California, regardless of the fact that such corporations may be incorporated in other states. The Delaware Supreme Court recently held in VantagePoint Venture Partners 1996 v. Examen, Inc. No. 127, 2005 (Del. May 5, 2005) that Section 2115 of the California law is not applicable to companies incorporated in Delaware, but since the California courts have not ruled on this issue, the applicability of Section 2115 of the California law is still uncertain. Accordingly, certain material differences between California law and Delaware law, in instances where Section 2115 of the California law may apply, are also discussed below. Because Section 2115 of the California law does not apply to a “listed” corporation, which is defined under California law as a corporation with (1) outstanding securities listed on the New York or American Stock Exchange or (2) a class of securities designated as a national market security on NASDAQ, JDS Uniphase is not subject to the provisions of Section 2115 of the California law.

If the merger is completed, stockholders of Agility will become stockholders of JDS Uniphase and the rights of stockholders of Agility will be governed by Delaware law, the JDS Uniphase certificate and JDS Uniphase bylaws. The following summarizes differences in the charter documents of Agility and JDS Uniphase that could materially affect the rights of stockholders of Agility after completion of the merger. A number of the provisions of JDS Uniphase’s charter documents may have the effect of delaying, deferring or preventing a change in control of JDS Uniphase.

Capitalization

The authorized capital stock of Agility consists of:

•	380,182,880 shares of Agility common stock, of which, as of September 6, 2005, a total of 27,853,529 shares are issued and outstanding; and

•	532,785,201 shares of Agility preferred stock, of which

•	9,400,155 shares are designated Series A Preferred and of which, as of September 6, 2005, a total of 9,313,528 shares are issued and outstanding

•	9,400,155 shares are designated Series A Prime Preferred and of which, as of September 6, 2005, a total of 86,627 shares are issued and outstanding,

•	28,785,105 shares are designated Series B Preferred and of which, as of September 6, 2005, a total of 27,681,589 shares are issued and outstanding,

•	28,274,355 shares are designated Series B Prime Preferred and of which, as of September 6, 2005, a total of 592,766 shares are issued and outstanding,

•	14,516,609 shares are designated Series C Preferred and of which, as of September 6, 2005, a total of 13,291,055 shares are issued and outstanding,

•	14,423,162 shares are designated Series C Prime Preferred and of which, as of September 6, 2005, a total of 1,132,107 shares are issued and outstanding,

•	71,085,741 shares are designated Series D Preferred and of which, as of September 6, 2005, a total of 54,838,661 shares are issued and outstanding,

•	70,017,039 shares are designated Series D Prime Preferred and of which, as of September 6, 2005, a total of 15,178,378 shares are issued and outstanding,

•	50,000,000 shares are designated Series D-1 Preferred and of which, as of September 6, 2005, no shares are issued and outstanding;

•	186,882,880 shares are designated Series E Preferred and of which, as of September 6, 2005, a total of 161,051,211 shares are issued and outstanding; and

•	50,000,000 shares are designated Series E-1 Preferred and of which, as of September 6, 2005, no shares are issued and outstanding.

The authorized capital stock of JDS Uniphase consists of:

•	6,000,000,000 shares of common stock $0.001 par value per share and of which, as of August 15, 2005, 1,652,144,499 shares of JDS Uniphase common stock are issued and outstanding (including 58,184,798 shares of common stock issuable upon exchange of the outstanding exchangeable shares of JDS Uniphase’s subsidiary, JDS Uniphase Canada, Ltd.); and

•	1,000,000 shares of preferred stock, $0.001 par value per share,

•	100,000 of which are designated as Series A preferred stock and of which, as of August 15, 2005, no shares are issued and outstanding,

•	100,000 of which are designated as Series B preferred stock and of which, as of August 15, 2005, no shares are issued and outstanding and

•	one of which is designated as special voting stock and of which, as of August 15, 2005, one share is issued and outstanding,.

In addition, on August 15, 2005, there were 58,184,798 exchangeable shares of JDS Uniphase’s subsidiary, JDS Uniphase Canada, Ltd., issued outstanding. Holders of the exchangeable shares of JDS Uniphase Canada, Ltd., may tender their holdings for JDS Uniphase common stock on a one-for-one basis at any time.

The JDS Uniphase board of directors is authorized to issue preferred stock from time to time in one or more series and to determine and fix voting powers, designations, preferences and rights granted to or imposed upon any unissued series of preferred shares, including the rights and terms of dividends, redemption, conversion and liquidation preference of the shares of any such series. The JDS Uniphase board of directors, without stockholder approval, can issue JDS Uniphase preferred stock with dividend, voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of JDS Uniphase common stock. JDS Uniphase preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of JDS Uniphase or make removal of management more difficult. Additionally, issuing JDS Uniphase preferred stock may cause the market price of JDS Uniphase common stock to decrease.

Number of Directors

Under California law, changes in the number of directors of a corporation must generally be approved by a majority of the outstanding shares, although a board of directors may fix the exact number of directors within a stated range set forth in the corporation’s articles of incorporation or bylaws if that stated range has been approved by the corporation’s shareholders. Delaware law permits a corporation’s board of directors alone to change the authorized number or range of directors by amendment of the corporation’s bylaws, unless otherwise prohibited by the corporation’s certificate of incorporation (in which case a change in the number of directors may be made only upon approval of such change by the stockholders). In any case, no reduction in the authorized number of directors may have the effect of removing any director before that director’s term of office expires. The ability of the board of directors to alter the size of the board without stockholder approval enables a corporation to respond quickly to a potential opportunity to attract the services of a qualified director or to eliminate a vacancy for which a suitable candidate is not available.

JDS Uniphase’s bylaws fix the authorized number of directors at eight. JDS Uniphase’s board of directors or stockholders may change such number by amending the bylaws.

Agility’s bylaws, as amended, fix the authorized number of directors at seven. Agility’s board of directors or stockholders may change such number by amending the bylaws.

Voting Rights

Each holder of JDS Uniphase and Agility common stock is entitled to one vote for each share held of record. Each holder of Agility preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such holder’s shares of preferred stock could be converted. Moreover, holders of Agility Series E preferred stock (voting separately as a class), Agility Prime preferred stock (voting together as a class), and Agility preferred stock (voting together as a class), are entitled to vote with respect to certain matters specifically set forth in Agility’s certificate of incorporation, including mergers and election of directors.

Delaware law does not generally require a class vote in the case of a merger, except in connection with certain amendments to the certificate of incorporation that, among other things, adversely affect a class of stock. Under California law, with certain exceptions, any merger, certain sales of all or substantially all the assets of a corporation and certain other transactions must be approved by a majority of the outstanding shares of each class of stock (without regard to limitations on voting rights).

Under Delaware law, unless the corporation’s certificate of incorporation provides otherwise, there can be no cumulative voting for the election of directors. JDS Uniphase’s and Agility’s certificates do not provide for cumulative voting. California law provides for cumulative voting in the election of directors, although certain qualifying corporations may eliminate cumulative voting by adopting amendments to their articles of incorporation or bylaws, which amendments must be approved by the shareholders.

Stockholder Action Without A Meeting

JDS Uniphase’s bylaws and Agility’s bylaws allow stockholder action by written consent of holders of shares with the minimum number of votes that would be necessary to authorize or take the same action at a meeting at which all shares entitled to vote thereon were present and voted.

Classified Board of Directors

A classified board is one to which some, but not all, of the directors are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Under California law, directors generally must be elected annually; however, a listed corporation is permitted to adopt a classified board. JDS Uniphase’s certificate of incorporation provides for a classified board of directors. Agility’s certificate of incorporation does not provide for a classified board.

Director Voting

JDS Uniphase’s bylaws and Agility’s bylaws provide that the number of directors constituting a quorum shall be a majority of the number of authorized directors.

Removal of Directors

Under Delaware law, unless otherwise restricted by the certificate of incorporation or by the corporation’s bylaws, any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that so long as stockholders of the corporation are entitled to cumulative voting, no individual director may be removed without cause, unless the entire board is removed, if the number of votes cast against such removal would be sufficient to elect the director if then cumulatively voted at an election of the class of directors of which the director is a part. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, the director or directors may be removed without cause only if there are sufficient votes by the holders of the outstanding shares of that class or series. A vacancy created by the removal of a director may be filled only by the approval of the stockholders.

Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. However, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting, whether or not the corporation’s articles of incorporation or bylaws do not otherwise provide for cumulative voting. California law also permits the removal of a director by suit of the shareholders holding at least 10% of the number of outstanding shares of any class for fraudulent or dishonest acts or gross abuse of authority or discretion. A corporation’s board of directors may not remove a director unless such director has been declared of unsound mind by an order of court or convicted of a felony. A vacancy created by the removal of a director may be filled only by the approval of the shareholders.

JDS Uniphase’s bylaws and Agility’s bylaws provide that the board of directors or any director may be removed with or without cause at a special meeting of stockholders called for that purpose by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors

Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office, even though less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect the director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. JDS Uniphase’s and Agility’s bylaws allow a majority of the directors then in office to fill any vacancy on the board even if they make up less than a quorum.

Agility’s bylaws also provide that directors may be elected at a special meeting of the stockholders, by the holders of shares of stock outstanding entitled to vote for the election of directors.

Advance Notice of Stockholder Proposals

JDS Uniphase’s bylaws provide that no matter proposed by its respective stockholders will be considered at an annual meeting or special stockholder meeting unless:

•	it is specified in the notice of meeting;

•

it is (a) brought by or at the direction of the board of directors or (b) brought by a stockholder of the corporation who was a stockholder of record on the record date and has provided written notice of the matter to JDS Uniphase in compliance with the time and content requirements in JDS Uniphase’s bylaws, as applicable.

Agility’s bylaws provide that no matter proposed by their respective stockholders will be considered at a special stockholder meeting unless it is specified in general terms in the notice of meeting.

Power to Call Special Meetings of Stockholders

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

Pursuant to JDS Uniphase’s bylaws, special meetings may be called by the chairman of the board, the board of directors or the chief executive officer.

Pursuant to Agility’s bylaws, special meetings may be called by the board of directors, or by the chairman of the board, or in the absence of the chairman of the board by the chief executive officer, or by one or more stockholders entitled to cast at least 10% of the votes at that meeting.

Takeover Legislation

In the last several years, a number of states have adopted special laws designed to make some kinds of “unfriendly” corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Under Section 203 of the Delaware General Corporation Law, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium unless specified conditions are met. Section 203 prohibits a Delaware corporation from engaging in a business combination with an interested stockholder for three years following the date that such person becomes an interested stockholder. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Because JDS Uniphase’s and Agility’s certificates of incorporation and bylaws do not contain a provision expressly electing not to be governed by Section 203 of the Delaware General Corporation Law, they are subject to Section 203. However, because the board of directors of Agility approved the merger prior to the execution of the merger agreement, the business combination that will result from the merger is not prohibited by Section 203.

Amendment of Charter Documents

Generally, under Delaware law, an amendment to a corporation’s certificate of incorporation requires the approval of the board of directors and the approval of holders of a majority of the outstanding stock entitled to vote on the amendment.

JDS Uniphase’s certificate can be amended, altered or repealed or rescinded in any manner now or hereafter prescribed by Delaware law. The affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, is required to alter, amend or repeal the removal of directors, indemnification of directors and the procedure for amending the certificate of incorporation.

In order to amend Agility’s certificate of incorporation, in addition to the approval required by Delaware law, Agility must obtain the approval of the holders of a majority of each of the then outstanding shares of

Agility Series E preferred stock, voting separately as a class, a majority of the then outstanding shares of Agility Prime preferred stock, voting together as a class, and a majority of the then outstanding shares of Agility preferred stock, voting together as a class.

JDS Uniphase’s bylaws may be altered or amended or new bylaws adopted by written consent or the affirmative vote of stockholders holding a majority of the stock entitled to vote. The board of directors also has the authority to repeal, alter or amend JDS Uniphase’s bylaws or adopt new bylaws by unanimous written consent or by the affirmative vote of a majority of the whole number of directors, subject to the power of the stockholders to change or repeal such bylaws and provided that the board of directors does not make or alter any bylaws fixing the qualifications, classifications, or term of office of directors.

Agility’s bylaws may be amended by the holders of a majority of Agility’s capital stock or, as set forth in Agility’s amended and restated certificate of incorporation, a majority of Agility’s board of directors.

Indemnification

JDS Uniphase’s and Agility’s certificates of incorporation indemnify directors, officers and agents of the company to the fullest extent permissible under Delaware law, as such law exists currently or as it may be amended in the future. Delaware and California laws have similar provisions and limitations respecting indemnification by a corporation of its officers, directors and agents. Under Delaware law, a corporation may not indemnify directors’ or officers’ liability for the following:

•	breaches of a director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•	transactions in which the director or officer received an improper personal benefit.

JDS Uniphase’s bylaws authorize it to provide insurance for its directors, officers or agents against any expense, liability or loss, whether or not JDS Uniphase would have the power to indemnify such agent against such expense, liability or loss under Delaware law.

Agility’s bylaws authorize the indemnification of any director, officer or employee of Agility who is not a director, who is made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of Agility or serves or served at any other enterprise as a director, officer or employee at the request of the Agility, and Agility may adopt bylaws or enter into agreements with any of these persons for the purpose of providing for this indemnification.

The merger agreement provides that, for a period of six years after the effective date of the merger agreement, JDS Uniphase will cause Agility to (1) fulfill and honor in all respects the obligations of Agility under any indemnification agreements that exist between Agility and its officers and directors at the effective time of the merger and (2) include or otherwise provide for indemnification provisions in the surviving company’s certificate of incorporation and bylaws that are at least as favorable to Agility’s officers and directors as those contained in Agility’s certificate of incorporation and bylaws that are in effect on the date of the merger agreement.

Restriction on Sales of Stock

JDS Uniphase is a public company which lists its shares of common stock for trading on the Nasdaq National Market. As a result, JDS Uniphase’s certificate and bylaws do not provide for any restrictions on the transfer of outstanding shares, other than those imposed by federal or other securities laws for shares offered under exempt transactions.

Agility is a private company which shares are not listed for trading on any national stock exchange. As a result, resale of Agility stock without registration may be subject to applicable volume limitations, notice and manner of sale requirements and the availability of current public information about Agility.

Inspection of Stockholders List

Delaware law permits any stockholder by making a written demand under oath stating the purpose at the inspection, to inspect a corporation’s stock ledger, a list of its stockholders and its other books and records, and to make copies of extracts from the books and records for any proper purpose. If the corporation refuses such a request, or fails to respond within five business days after the demand has been made, the stockholder may petition the court for an order to compel such an inspection. The court may prescribe limitations or conditions upon the inspection, or award any other or further relief the court deems just and proper. California law provides, in addition, an absolute right to inspect and copy the corporation’s stockholders’ list by a person or persons holding 5% or more of a corporations voting shares, or any stockholder or stockholders holding 1% or more of such shares who has filed a Schedule 14B with the Securities and Exchange Commission relating to the election of directors. Delaware law does not provide for any such absolute right of inspection.

Redemption Rights

JDS Uniphase’s common stock is not redeemable.

Agility’s common stock and preferred stock are not redeemable.

Rights Plans

JDS Uniphase’s Rights Plan. Each outstanding share of JDS Uniphase common stock includes one right. Each right entitles the registered holder, subject to the terms of the rights agreement, to purchase from JDS Uniphase one unit, equal to 1/100,000 of a share of JDS Uniphase Series B preferred stock, at a purchase price of $ 21.00 per unit. The rights only become exercisable in certain limited circumstances following the tenth day after a person or group announces acquisition of or tender offers for 15% or more of JDS Uniphase’s common stock. For a limited period of time following the announcement of any such acquisition or offer, the rights are redeemable by JDS Uniphase at a price of $0.01 per right. If the rights are not redeemed, each right will then entitle the holder to purchase common stock having the value of twice the then-current exercise price. For a limited period of time after the exercisability of the rights, each right, at the discretion of JDS Uniphase’s board of directors, may be exchanges for either 1/100,000 share of Series B Preferred Stock or one share of common stock per right. The rights expire on June 22, 2013.

The rights are attached to all certificates representing outstanding shares of JDS Uniphase common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to the order of JDS Uniphase. The description and terms of the rights are set forth in a rights agreement between JDS Uniphase and American Stock Transfer & Trust Company, as rights agent, dated as of June 22, 1998, as amended from time to time. JDS Uniphase’s subsidiary, JDS Uniphase Canada Ltd., has adopted an equivalent rights plan with respect to its exchangeable shares.

Agility’s Rights Plan. Agility does not have a stockholder rights plan. Under Agility’s certificate of incorporation, Agility is not permitted to issue non-voting equity securities.

PROPOSAL NO. 2: APPROVAL OF AMENDMENT TO

AGILITY’S CERTIFICATE OF INCORPORATION

Introduction

Agility’s board of directors has approved, and the Agility stockholders are being asked to approve, an amendment to the dividend provisions contained in Agility’s certificate of incorporation. The amendment will take effect, if at all, after it is approved by the stockholders of Agility holding (i) a majority of Agility common stock, (ii) a majority of Agility preferred stock, voting together as a class, (iii) a majority of Agility Series E preferred stock, voting separately as a class, (iv) a majority of Agility Prime preferred stock, voting together as a class, and (v) a majority of Agility capital stock, voting together as a class.

Even if the amendment is approved by Agility’s stockholders, it is within the discretion of Agility’s board of directors not to issue any dividends to Agility stockholders in the event that the merger does not close.

Background and Description of Amendment

As contemplated in the merger agreement, Agility will declare and pay special cash dividends to its stockholders in an aggregate amount equal to $13.3 million, less any of Agility’s transaction related expenses (which are currently estimated to be $2.2 million). It is anticipated that the aggregate amount of such special cash dividends will be paid to Agility’s stockholders on a pro-rata basis in proportion to the aggregate merger consideration that holders of certain classes of Agility capital stock shall be entitled to receive following the closing of and concurrently with the effectiveness of the merger. Under the merger agreement, the aggregate merger consideration of approximately $67 million shall be paid out following the liquidation preferences contained in Agility’s certificate of incorporation. As discussed in greater detail under the heading “Proposal No. 1: The Merger and Related Transactions—Structure of the Merger and Conversion of Agility Stock”, because the merger consideration is less than the aggregate liquidation preferences of Agility’s preferred stockholders, it is anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock will be entitled to receive any merger consideration and holders of Agility’s Series D, Series D-1, Series C, Series B and Series A preferred stock and common stock will not receive any merger consideration in the merger.

Agility’s existing certificate of incorporation provides for certain dividend preferences that require payment of any dividends declared by Agility’s board of directors in a manner different from the liquidation preferences in Agility’s certificate of incorporation. The holders of outstanding shares of Agility’s Series E preferred stock have a senior dividend preference and are entitled to receive, prior and in preference to any other declaration or payment of any other dividend, non-cumulative dividends (payable other than in Agility common stock) at the rate per annum of $0.01 per share, when and if declared by Agility’s board of directors. Following payment of the senior dividend preference to the holders of Series E preferred stock, the holders of outstanding shares of Series A, Series A Prime, Series B, Series B Prime, Series C, Series C Prime, Series D, Series D Prime, Series D-1 and Series E-1 preferred stock have a junior dividend preference and are entitled to receive non-cumulative dividends (payable other than in Agility common stock) at the rate per annum of $0.005 per share of Series A and Series A Prime preferred stock, $0.027 per share of Series B and Series B Prime preferred stock, $0.241 per share of Series C and Series C Prime preferred stock, $0.065 per share of Series D and Series D Prime preferred stock, and the Employee Dividend Amount Per Share (as defined below) per share of Series D-1 and Series E-1 preferred stock. The “Employee Dividend Amount” is the product obtained by multiplying (A) the aggregate amounts paid or set aside by Agility for any dividends in excess of $25,000,000, if any, by (B) 0.25. The “Employee Dividend Amount Per Share” is equal to the quotient obtained by dividing the Employee Dividend Amount by the total number of shares of Series D-1 and Series E-1 preferred stock outstanding at the record date for the declaration of such dividend.

If approved, the proposed amendment will include a new section to the dividend provisions contained in Agility’s certificate of incorporation which will allow Agility to declare and pay special cash dividends, solely in connection with the merger, based on a formula that results in payment of dividends to certain Agility stockholders on a pro rata basis in proportion to the aggregate merger consideration that such holders shall be entitled to receive under the merger agreement. A complete copy of the proposed amendment is set forth on Annex C to this document.

Estimated Cash Dividends to be Paid Prior to the Merger

Based on the number of outstanding shares of Agility capital stock as of the date of this proxy statement and prospectus, it is anticipated that only holders of Agility’s Series E, Series E-1, Series D Prime, Series C Prime, Series B Prime and Series A Prime preferred stock will be entitled to receive any merger consideration, and therefore, if the amendment to Agility’s certificate of incorporation is approved, only such holders will be entitled to receive a special cash dividend prior to the effectiveness of the merger.

Based on certain assumptions, including exercise of all options to purchase Series E-1 preferred stock prior to the closing and transaction expenses equal to $2.2 million, and that Agility has sufficient cash (or JDS Uniphase loans Agility the cash to make the dividend), the participating Agility stockholders will be entitled to receive the following dividends:

•	Approximately $0.0051 for each share of Agility Series A Prime preferred stock held;

•	Approximately $0.0298 for each share of Agility Series B Prime preferred stock held;

•	Approximately $0.5242 for each share of Agility Series C Prime preferred stock held;

•	Approximately $0.1777 for each share of Agility Series D Prime preferred stock held;

•	Approximately $0.0389 for each share of Agility Series E-1 Prime preferred stock held;

•	Approximately $0.0365 for each share of Agility Series E Prime preferred stock held.

Please note that these amounts are only estimates, and may not reflect the actual amount of any dividend, if any, which may be declared by Agility’s board in its discretion.

Conclusion

The Agility board of directors has deemed the proposed amendment to the dividend provisions of Agility’s certificate of incorporation necessary and appropriate, and in the best interests of, Agility and its stockholders.

THE AGILITY BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF AGILITY VOTE “FOR” APPROVAL OF THE CERTIFICATE OF AMENDMENT DESCRIBED ABOVE.

PROPOSAL NO. 3: APPROVAL OF COMPENSATORY PAYMENTS

Background

In connection with the merger, certain employees and board members of Agility have received or may receive compensatory payments that could result in adverse tax consequences for Agility and such individuals under Sections 280G and 4999 of the Internal Revenue Code of 1986 and the Treasury Regulations thereunder, sometimes referred to as the golden parachute provisions, unless stockholder approval is received for such payments. Therefore, Agility’s stockholders are being asked to approve the payments described below, including in particular (i) certain stock option grants made by Agility to such individuals within the one-year period preceding the projected closing date of the merger, and (ii) any other change of control payments or payments under new employment arrangements, the payments referred to in (i) and (ii) are sometimes referred to collectively as the compensatory payments.

Under the golden parachute provisions, payments of compensation are treated as “parachute payments” if they are made to a person who is a “disqualified individual” and (i) are treated as contingent on a change in control of the payor corporation and (ii) equal or exceed an amount (referred to herein as such individual’s “Parachute Threshold”) that is three times the individual’s average annual compensation for the five years (or the number of years during which the individual performed services for the payor corporation, if fewer) ending prior to the year of the change of control. “Disqualified individuals” include officers, certain highly compensated individuals, and certain significant stockholders and option holders. In general, parachute payments are nondeductible by the payor corporation, and the recipient is subject to a 20% excise tax on such payments (in addition to any regular income taxes due with respect thereto). However, an exception to the foregoing treatment applies in the case of non-publicly traded corporations like Agility if a disqualified individual’s receipt or retention of a parachute payment is contingent on the approval by a separate vote of holders of stock possessing more than 75% of the voting power of all outstanding stock of Agility, excluding stock held by the recipients of such payments and certain persons related to the recipients, as determined immediately prior to the change of control, and if there is adequate disclosure to the stockholders of the material facts concerning such payments.

The discussion below sets forth the material facts of each compensatory payment for which stockholder approval is being solicited and Agility’s estimate of the value of such compensatory payment under the valuation rules set forth in the golden parachute provisions. Application of those rules can involve uncertainty as a result of ambiguities in the golden parachute provisions, the need to make judgments as to future events, and other factors. In applying the valuation principles of the golden parachute provisions, Agility has estimated that, as of the closing date of the merger (i) its Series E-1 preferred stock will have a value of $0.2742 per share, (ii) options to purchase Series E-1 preferred stock will have a value, when all will become fully vested and prior to which date none have vested, equal to that amount per share less the exercise price of $0.06 per share, or $0.2142 per option share, (iii) Agility’s common stock and options to acquire common stock have no value and have had no value at any time during the year preceding the projected closing date of the merger, since Agility’s common stock is entitled to receive nothing in the merger, (iv) the retention bonuses and severance pay to which certain of the disqualified individuals are entitled only upon completion of certain periods of service will in fact be paid, and (v) the options to be granted by JDS Uniphase to the individuals specified below pursuant to their employment arrangements will have values, as of such options’ vesting dates (which is the time when the Parachute Provisions require that they be valued), that is the same as such values as of such options’ grant dates. Agility also has made such other assumptions and judgments as it believes reasonable under the golden parachute provisions.

Each of the disqualified individuals whose compensatory payments are described below has signed a waiver agreement providing that, if the stockholder vote is unfavorable, such individual will forfeit such compensatory payments to the extent the aggregate value thereof, determined in accordance with the golden parachute provisions, equals or exceeds such individual’s respective Parachute Threshold as shown below. The stockholder vote on the compensatory payments is separate from the vote to approve the merger, so stockholders may vote to approve the merger without voting to approve the compensatory payments.

Description of Compensatory Payments and Parachute Thresholds

Series E-1 Preferred Stock Options. On February 3, 2005, Agility granted options to purchase Agility Series E-1 preferred stock to the individuals and for the numbers of shares specified in the table below. Each such option has the following material terms: (a) the exercise price is $0.06 per share, (b) 1/4 of the shares subject to the option vests and become exercisable one year following the respective grant date, with an additional 1/48 of such shares vesting and becoming exercisable as of the end of each month thereafter until 100% of the shares have vested on the 4-year anniversary of the grant date, (c) all unvested shares (which in all cases are 100% of the shares subject to the option grant) will vest and become exercisable immediately prior to the closing of the merger, (d) the option is intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code, and (e) the option term is 10 years, subject to earlier termination in connection with termination of employment. Agility’s estimate of each option grant is also set forth in the table below.

Because the option grants were all made during 2005 and therefore within one year prior to the projected closing date of the merger, a presumption applies under the golden parachute provisions that such grants were contingent on the merger absent clear and convincing evidence to the contrary. Although Agility and the affected individuals believe there are arguments that such presumption could be overcome under these circumstances, to be conservative, the grants specified below are being treated as contingent on the merger and stockholder approval is being requested for them as provided, and to the extent specified, herein.

Name	Number of Shares	Estimated Value of Option Grant
Kevin Affolter	2,400,000	$514,080
Chris Coldren	1,600,000	$342,720
Larry Coldren	4,700,000	$1,006,740
Greg Fish	2,200,000	$471,240
John Nadaskay	2,400,000	$514,080
Ronald Nelson	9,400,000	$2,013,480
Norbert Puetz	2,400,000	$514,080
Brian Ronald	2,400,000	$514,080
Mark Thomas	2,400,000	$514,080

JDS Uniphase Employment Arrangements. Pursuant to employment arrangements to be entered into between JDS Uniphase and the individuals specified below in connection with the merger, such individuals will be entitled to receive some or all of the following payments under the following material terms: (a) options in the share numbers shown below to acquire JDS Uniphase common stock at an exercise price equal the fair market value of JDS Uniphase’s common stock as of the grant date, (b) retention bonuses in the dollar amounts shown below payable if such individual remains employed with JDS Uniphase for the periods set forth below, (c) severance payments payable to an individual who terminates employment with JDS Uniphase following the closing, whether involuntarily without cause or voluntarily (but not if the individual is terminated involuntarily for cause), after completing a service period with JDS Uniphase that is specified in such individual’s employment arrangement, and (d) estimated relocation payments (which must be repaid if the individual terminates employment within 24 months following the closing) or sign-on bonuses in the dollar amounts shown below.

The JDS Uniphase options referred to in clause (a) will have the customary terms provided under JDS Uniphase’s employee stock option plan, including (i) vesting as to 25% of the number of shares granted on the first anniversary of the grant date and 1/16 each quarter thereafter, and (ii) a 10-year term (subject to earlier termination upon employment termination). The table below shows, in the column with the heading “Estimated Section 280G Value of JDS Uniphase Option Grants,” Agility’s estimate of the value of the JDS Uniphase options to be granted under the employment arrangements under the valuation rules set forth in the Parachute Provisions. Since those rules require that the options be valued for this purpose as of their vesting rather than their grant date, and such value cannot be known at this time since it will depend on future events (in particular the JDS Uniphase common stock value as of the applicable vesting date), Agility has assumed for purposes of such valuation that all JDS Uniphase’s common stock value on the respective vesting dates of such options will equal the closing price of JDS Uniphase’s common stock on the Nasdaq National Market as of the date of the merger agreement, which was $1.55. The value of the JDS Uniphase options set forth below is based on the assumed common stock value and is further determined in accordance with certain Internal Revenue Service guidance and assuming that the JDS Uniphase common stock has high volatility for purposes of such guidance. In the table below, the column with the heading “Estimated Section 280G Value of All Employment Payments,” shows the sum of the estimated values of the JDS Uniphase option grants and the dollar amounts of the other payments referred to above, assuming that the maximum dollar amounts of such other payments that the specified individuals may receive are in fact received.

Name	Retention Bonus	Severance/ Relocation/ Sign-On	Number of Shares	Estimated Section 280G Value of JDS Uniphase Option Grant	Estimated Section 280G Value of All Employment Payments
Kevin Affolter	$86,500 (1 year)	$120,000 (relocation)	30,000	$35,945	$242,445
Chris Coldren	$67,550 (1 year)	$120,000 (relocation)	60,000	$71,889	$259,439
Larry Coldren	$45,000 (1 year)				$45,000
Greg Fish	$71,550 (1 year)		60,000	$71,889	$143,439
John Nadaskay	$45,000 (4 months)	$67,500 (severance)			$112,500
Ronald Nelson	$100- $150,000 (1 year)(1)	$120,000 (relocation)	175,000	$209,677	$429,677 - 479,677
Norbert Puetz	$85,000 (9 months)	$68,500			$153,500
Brian Ronald	$87,500 (9 months)	$87,500 (severance)			$175,000
Mark Thomas	$86,500	$40,000 (sign-on)	60,000	$71,889	$198,389

(1)	The amount of such retention bonus is based on achievement of certain milestones.

Parachute Thresholds. Stockholder approval for the compensatory payments specified above is requested to the extent that the aggregate amount of such compensatory payments equals or exceeds the respective dollar amounts set forth next to each individual’s name in the column with the heading “Parachute Threshold,” below.

Name	Parachute Threshold
Kevin Affolter	$571,544
Chris Coldren	$325,499
Larry Coldren	$381,353
Greg Fish	$354,340
John Nadaskay	$431,085
Ronald Nelson	$707,985
Norbert Puetz	$471,972
Brian Ronald	$496,278
Mark Thomas	$650,500

Conclusion

A vote for the proposed resolution means that an Agility stockholder is voting to approve the payments described above (to the extent that the aggregate values of such payments determined under the Parachute Provisions exceeds the individuals’ respective Parachute Threshold as shown above), and the exemption of those payments from the potential application of the adverse tax consequences described above under Sections 280G and 4999 of the Code. If the requisite vote is not obtained, the payments described above (to the extent they exceed the individuals’ respective Parachute Thresholds) will be forfeited.

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF AGILITY VOTE “FOR” APPROVAL OF THE COMPENSATORY PAYMENTS SPECIFIED ABOVE.

INFORMATION CONCERNING AGILITY

BUSINESS

Overview

Founded by a team of optical networking and semiconductor veterans, Agility introduced the first widely tunable laser in November of 2000. Agility is regarded as a leader in widely tunable components for metro, switching, and long-haul markets. Agility’s tunable transponder and tunable laser solutions are designed to enable carriers and system providers to reduce capital and operating expenses by reducing inventory, simplifying planning and enabling revolutionary architectures. Agility’s lasers help communications providers increase network capacity, maximize existing network resources, streamline the planning process for network growth, and deliver bandwidth on demand through simple point-and-click provisioning.

Agility was incorporated in Delaware in December 1998, and is a privately held company and, as such, there is no public trading market for its capital stock.

Customers

Agility sells tunable transmitter and transponder products to top tier customers, including Siemens, Marconi, ECI, Mahi Networks and Tropic Networks.

Sales and Marketing

Agility markets its products primarily to original equipment manufacturers, distributors and strategic partners in North America, Europe and Asia-Pacific. Agility’s organization communicates directly with customers’ engineering, manufacturing and purchasing personnel in determining the design, performance and cost specifications for customer product requirements. Each customer relationship begins at the design-in phase and is maintained as customer needs change and evolve. Agility provides direct service and support to its customers through its offices in North America and Europe.

Agility’s distribution agreements typically contain standard terms and conditions covering matters such as pricing, payment terms and warranties, as well as indemnities for issues specific to Agility’s products, such as patent and copyright indemnities. From time to time, Agility may enter into additional agreements with customers covering, for example, changes from its standard terms and conditions, new product development and marketing, private-label branding and other matters. Sales of particular products are generally conducted with purchase orders issued under the sales agreements.

Research and Development

During fiscal year 2004, 2003, and 2002, Agility incurred research and development expenses of $18 million, $10 million, and $23 million, respectively. Agility had 35 employees engaged in research and development as of July 31, 2005, and Agility operates a research and development design center out of San Jose, California.

Finance

Agility successfully raised over $192 million since its inception in 1998. Those funds were used to complete full development on Agility’s products from chip to fully functional tunable transponder. In addition, Agility installed an MOCVD growth and wager fabrication facility in Santa Barbara, California and a fully automated assembly and test facility in Allentown, Pennsylvania.

Revenue for Agility in 2003 and 2004 was $2.5 million and $5.3 million, respectively. For the first six months of 2005, Agility has recognized $5.3 million in revenue. In addition, Agility had government contract billings of $2.5 million and $4.6 million in 2003 and 2004 respectively. For the first six months of 2005, government billings were at $1.3 million.

Since its inception, Agility has accumulated over $192 million in deficits. Agility has not yet reached break-even status.

Customer Support and Professional Services

Agility provides order management and customer service from the Allentown, Pennsylvania facility. In addition, Agility has field application engineers that are globally located. These engineers work very closely with the customer during all phases of development to provide assistance in resolving technical issues that they may encounter. In addition, the sales team and the distributors work closely with the customers after the sale to provide non-technical support on issues that may arise.

Competition

Agility competes against numerous laser and laser transceiver manufacturers, including independent merchant suppliers and business units within vertically integrated equipment manufacturers. A partial list of these competitors includes: Avanex, Intel, Optium, Opnext, Santur and Bookham. In addition to these established companies, Agility also faces competition from other companies and from emerging start-ups.

Intellectual Property

Intellectual property rights that apply to Agility’s products include patents, trade secrets and trademarks. Agility possesses an exclusive license from The University of California for a patent that covers an important part of the technology in its products. As of July 31, 2005, Agility been issued 16 U.S. patents covering its technology and has filed another 13 patents that are pending.

Manufacturing and Supply

Agility has established manufacturing facilities in Santa Barbara, California and Allentown, Pennsylvania. The Santa Barbara facility focuses on wafer fabrication and chip manufacturing, while the Allentown facility designs and manufactures laser packages. Agility’s goal is to establish at least two sources of supply for materials whenever possible, although it does have some sole source supply arrangements. The loss or interruption of such arrangements could have an impact on Agility’s ability to deliver certain products on a timely basis.

Employees

As of July 31, 2005, Agility employed 90 full-time employees, 39 of which are engineers.

Properties

Agility’s principal offices are located in Santa Barbara, California, where it leases 25,000 square feet for offices and manufacturing facilities. Additionally, Agility leases 3,500 square feet of office space in San Jose, California, and 30,000 square feet in Allentown, Pennsylvania for offices and manufacturing facilities.

Legal Proceedings

Agility is not a party to any legal proceedings which, if adversely decided, would reasonably be expected to have a materially adverse effect on its financial condition.

PRINCIPAL STOCKHOLDERS OF AGILITY

The following table provides information regarding the beneficial ownership of Agility’s common and preferred stock as of September 1, 2005 by:

•	each person or entity who is known by Agility to own beneficially 5% or more of any class of Agility’s capital stock;

•	each of Agility’s directors; and

•	Agility’s chief executive officer and each of the other four most highly compensated executive officers.

	Preferred Stock		Common Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class
JDS Uniphase Corporation	29,182,880	10.08%	—	—

GM Capital Partners I, L.P.	27,740,989	9.58%	—	—

The Chase Manhattan Bank, as Trustee for First Plaza Group Trust	20,587,242	7.11%	—	—

Siemens Venture Capital GmbH (1)	30,283,846	10.46%	—	—
Entities affiliated with U.S. Venture Partners	58,324,567	20.15%	—	—

Entities affiliated with Morgenthaler Partners	38,211,585	13.20%	—	—

Larry Coldren (2)	13,922,963	4.81%	8,660,000	31.09%
Charles Froland (3)	48,328,231	16.69%	—	—
Fred Leonberger (4)	2,353,424	0.81%	500,000	1.80%
Stephen Krausz (5)	58,324,567	20.15%	—	—
Gary Shaffer (6)	38,211,585	13.20%	—	—
Ronald Nelson (7)	19,185,925	6.63%	8,660,000	31.09%
Greg A. Fish (8)	9,305,770	3.22%	7,875,000	28.27%
Norbert Puetz (9)	3,400,000	1.17%	1,000,000	3.59%
Brian Ronald (10)	3,400,000	1.17%	1,000,000	3.59%
Mark Thomas (11)	3,480,647	1.20%	1,000,000	3.59%
All executive officers and directors as a group (10 persons)	199,913,113	69.07%	28,695,000	85.10%

(1)	Includes a warrant exercisable for up to 9,056,880 shares of Series E preferred stock.
(2)	Includes 7,460,000 shares of common stock, 76,581 shares of Series D Prime preferred stock, and 486,382 shares of Series E preferred stock held by Mr. Coldren, and options to purchase 1,200,000 shares of common stock, 8,660,000 shares of Series D-1 preferred stock and 4,700,000 shares of Series E-1 preferred stock held by Mr. Coldren.
(3)	Includes 16,750,973 shares of Series E preferred stock, 2,637,463 shares of Series D Prime preferred stock and 8,352,553 shares of Series D preferred stock held by GM Capital Partners I, L.P., and 12,431,907 shares of Series E preferred stock, 6,197,915 shares of Series D Prime preferred stock and 1,957,420 shares of Series D preferred stock held by The Chase Manhattan Bank, as Trustee for First Plaza Group Trust. Mr. Froland, a managing partner, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest arising from his partnership interest in these entities.
(4)	Includes 1 share of Series D preferred stock, 153,162 shares of Series D Prime preferred stock, and 972,762 shares of Series E preferred stock held by Mr. Leonberger, and options to purchase 500,000 shares of common stock, 500,000 shares of Series D-1 preferred stock and 727,500 shares of Series E-1 preferred stock held by Mr. Leonberger.

(5)	Includes 28,577,908 shares of Series E preferred stock, 2,316,816 shares of Series D Prime preferred stock, 12,999,465 shares of Series D preferred stock, 591,908 shares of Series C Prime preferred stock, 1,069,405 shares of Series C preferred stock and 12,769,065 shares of Series B preferred stock held by entities affiliated with U.S. Venture Partners. Mr. Krausz, a managing partner of U.S. Venture Partners, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest arising from his partnership interest in such entities.
(6)	Includes 14,591,439 shares of Series E preferred stock, 1,148,720 shares of Series D Prime preferred stock, 8,041,048 shares of Series D preferred stock, 1,661,313 shares of Series C preferred stock and 12,769,065 shares of Series B preferred stock held by entities affiliated with Morgenthaler Venture Partners. Mr. Shaffer, a managing partner of Morgenthaler Venture Partners, disclaims beneficial ownership of such shares except to the extent of his pecuniary interest arising from his partnership interest in such entities.
(7)	Includes 5,710,000 shares of common stock, 153,162 shares of Series D Prime preferred stock, 1 share of Series D preferred stock, and 972,762 shares of Series E preferred stock held by Mr. Nelson, and options to purchase 1,200,000 shares of common stock, options to purchase 8,660,000 shares of Series D-1 preferred stock and options to purchase 9,400,000 shares of Series E-1 preferred stock held by Mr. Nelson. Also includes 1,750,000 shares of common stock held by Jan Nelson, for which Mr. Nelson has voting power.
(8)	Includes 7,500,000 shares of common stock, and options to purchase 375,000 shares of common stock, options to purchase 7,105,770 shares of Series D-1 preferred stock and options to purchase 2,200,000 shares of Series E-1 preferred stock held by Mr. Fish.
(9)	Includes options to purchase 1,000,000 shares of common stock, options to purchase 1,000,000 shares of Series D-1 preferred stock, and options to purchase 2,400,000 shares of Series E-1 preferred stock held by Mr. Puetz.
(10)	Includes options to purchase 1,000,000 shares of common stock, options to purchase 1,000,000 shares of Series D-1 preferred stock and options to purchase 2,400,000 shares of Series E-1 preferred stock held by Mr. Ronald.
(11)	Includes 35,047 shares of Series E preferred stock, 13,144 shares of Series B prime preferred stock, 32,456 shares of Series B preferred stock, options to purchase, 1,000,000 shares of common stock, options to purchase, 1,000,000 shares of Series D-1 preferred stock and options to purchase 2,400,000 shares of Series E-1 preferred stock held by Mr. Thomas.

LEGAL MATTERS

The validity of the shares of JDS Uniphase common stock offered by this proxy statement-prospectus will be passed upon for JDS Uniphase by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of JDS Uniphase Corporation appearing in JDS Uniphase Corporation’s Annual Report (Form 10-K) for the year ended June 30, 2005 (including the schedule appearing therein), and JDS Uniphase Corporation management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

JDS Uniphase files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that JDS Uniphase files with the SEC at the SEC’s Public Reference Room at the following location:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. JDS Uniphase’s SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at “http://www.sec.gov.”

If you have any questions about the merger, please call Agility Investor Relations at (805) 690-1700. You may also call JDS Uniphase Investor Relations at (408) 546-5000.

INFORMATION INCORPORATED BY REFERENCE

This prospectus includes information that has not been delivered or presented to you but is “incorporated by reference,” which means that JDS Uniphase discloses information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information provided in this prospectus. This prospectus incorporates by reference the documents listed below, which contain important information.

JDS Uniphase is also incorporating by reference any additional documents it files with the SEC as required by the Securities Exchange Act of 1934 between the date of this prospectus and the date of the special meeting of Agility stockholders.

The following documents, which have been filed by JDS Uniphase with the SEC, are incorporated by reference into this prospectus:

•	JDS Uniphase’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005;

•	JDS Uniphase’s Amendment of Annual Report on Form 10-K/A for the fiscal year ended June 30, 2005;

•	JDS Uniphase’s Current Report on Form 8-K filed on August 10, 2005;

•	JDS Uniphase’s Current Report on Form 8-K filed on August 23, 2005;

•	JDS Uniphase’s Current Report on Form 8-K filed on September 9, 2005 as to Item 2.06 only;

•	JDS Uniphase’s Current Report on Form 8-K filed on October 6, 2005;

•	JDS Uniphase’s Definitive Proxy Statement relating to its 2004 annual meeting of stockholders;

•	JDS Uniphase’s Amendment of Current Report on Form 8-K filed on October 20, 2005;

•	the description of JDS Uniphase common stock contained in JDS Uniphase’s Registration Statement on Form 8-A filed on November 15, 1993, and any amendment or report filed for the purpose of updating such description; and

•	the description of JDS Uniphase preferred stock purchase rights contained in JDS Uniphase’s Registration Statement on Form 8-A filed on June 19, 1998, and any amendment or report filed for the purpose of updating such description.

You should rely only on the information contained in this document or to which JDS Uniphase or Agility has referred you. Neither JDS Uniphase nor Agility has authorized anyone to provide you with information that is different.

You can obtain copies of the documents and information incorporated by reference into this prospectus and proxy statement from JDS Uniphase upon request, without charge, not including exhibits to documents, unless those exhibits are specifically incorporated by reference into this prospectus and proxy statement. Any person can make a request for information orally or in writing. Requests for documents relating to JDS Uniphase should be directed to:

Corporate Secretary

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

(408) 546-5000

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

JDS UNIPHASE CORPORATION

JDSU ACQUISITION VIII, INC.,

AGILITY COMMUNICATIONS, INC.,

RONALD NELSON

AND

CHARLES FROLAND, AS REPRESENTATIVES

SEPTEMBER 6, 2005

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 6, 2005 (the “Agreement Date”) by and among JDS Uniphase Corporation, a Delaware corporation (“Parent”), JDSU Acquisition VIII, Inc., a Delaware corporation that is a wholly-owned subsidiary of Parent (“Sub”), Agility Communications, Inc., a Delaware corporation (“Company”) and for purposes of Article 12 only, Ronald Nelson and Charles Froland as Representatives.

RECITALS

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Sub will merge with and into Company (the “Merger”), with Company to be the Surviving Company of the Merger, all pursuant to the terms and conditions of this Agreement and Delaware Corporation Law (as defined in Section 1.48).

B. The Boards of Directors, or a duly authorized committee thereof, of Parent, Sub and Company have determined that the Merger is in the best interests of their respective companies and stockholders, have approved an Agreement and Plan of Merger substantially in the form of this Agreement and, accordingly, have agreed to effect the Merger provided for herein upon the terms and conditions of this Agreement.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, the Principal Stockholders are executing and delivering to Parent a voting agreement in which each such Principal Stockholder will agree to vote all shares of Company capital stock owned by such Principal Stockholder in favor of the Merger and the transactions contemplated by this Agreement, together with an irrevocable proxy.

D. Immediately prior to the Effective Time, the Company wishes to make a liquidating distribution of its cash to its stockholders, subject to the terms herein set forth.

E. Upon the Effective Time (as defined in Section 1.50), and subject to the terms and conditions hereof, (i) the shares of capital stock of Company that are outstanding immediately prior to the Effective Time will be converted into the right to receive cash and a certain number of shares of Parent Common Stock (as defined in Section 1.85) as set forth in Section 2.1.2 hereof, (ii) options, warrants or other rights to purchase capital stock of Company that are outstanding immediately prior to the Effective Time shall terminate, and (iii) Sub will be merged with and into the Company, in each case, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms will have the meanings set forth below:

1.1 “Additional Distribution Amount” has the meaning given in Section 2.5(a).

1.2 “Affidavit” has the meaning given in Section 8.2.1.

1.3 “Aggregate Preferred Stock Amount” means, for each series of Company Preferred Stock, the product obtained by multiplying (A) the Preferred Stock Per Share Amount for such series of Company Preferred Stock and (B) the total number of shares of such series of Company Preferred Stock issued and outstanding immediately prior to the Effective Time.

1.4 “Agreement” has the meaning given in the introductory paragraph.

1.5 “Agreement Date” has the meaning given in the introductory paragraph.

1.6 “Alternative Transaction” has the meaning given in Section 5.6

1.7 “Applicable Law” means all federal, state or local laws, ordinances, regulations and rules, and all orders, writs, injunctions, awards, judgments and decrees, applicable to a specified Person or to such Person’s assets, properties and business.

1.8 “Balance Sheet” has the meaning given in Section 3.8.

1.9 “Balance Sheet Date” has the meaning given in Section 3.8.

1.10 “California Law” means California Corporations Code.

1.11 “Certificate of Merger” means a Certificate of Merger in substantially the form attached hereto as Exhibit A.

1.12 “Claim” has the meaning given in Section 12.5.

1.13 “Closing” has the meaning given in Section 8.1.

1.14 “Closing Company Cash” means all cash, cash equivalent (including money market accounts, money market funds, money market instruments and demand deposits) and marketable securities of Company as of immediately prior to the Closing, which cash will include any proceeds from the exercise of any options, warrants or other convertible securities.

1.15 “Closing Date” has the meaning given in Section 8.1.

1.16 “Closing Liquidation Amount” shall mean cash in an amount equal to $13,300,000, less Transaction Expenses.

1.17 “Code” shall mean the Internal Revenue Code of 1986, as amended.

1.18 “Common Stock Per Share Amount” means the per share amount of Merger Consideration that a share of Company Common Stock is entitled to receive, if any, pursuant to Section 3(a) of the Fourth Article of the Company Charter after payment of the Aggregate Preferred Stock Amounts for all shares of Company Preferred Stock.

1.19 “Company” has the meaning given in the introductory paragraph.

1.20 “Company Ancillary Agreements” has the meaning given in Section 3.3.1.

1.21 “Company Business” means the business of Company as presently conducted.

1.22 “Company Certificates” has the meaning given in Section 8.2.1.

1.23 “Company Charter” means the Company’s Amended and Restated Certificate of Incorporation in effect immediately prior to the Closing.

1.24 “Company Common Stock” means the common stock of Company.

1.25 “Company Disclosure Letter” has the meaning given in the introductory paragraph of Article 3.

1.26 “Company Financial Statements” has the meaning given in Section 3.8.

1.27 “Company Indemnified Person” has the meaning given in Section 6.6.

1.28 “Company IP Rights” has the meaning given in Section 3.13.1.

1.29 “Company IP Rights Agreement” has the meaning given in Section 3.13.2.

1.30 “Company-Licensed IP Rights” has the meaning given in Section 3.13.1.

1.31 “Company Material Agreements” has the meaning given in Section 3.11.

1.32 “Company-Owned IP Rights” has the meaning given in Section 3.13.1.

1.33 “Company Options” has the meaning given in Section 2.2.

1.34 “Company Plans” has the meaning given in Section 2.2.

1.35 “Company Preferred Stock” means any share of Preferred Stock of the Company.

1.36 “Company Stockholder Consents” has the meaning given in Section 6.3.1.

1.37 “Company Stockholder Indemnified Person” has the meaning given in Section 12.2.3.

1.38 “Company Stockholders” means the record holders of issued and outstanding Company Stock immediately prior to the Effective Time.

1.39 “Company Stockholders’ Approval” has the meaning given in Section 5.9.

1.40 “Company Stock” means Company Common Stock and Company Preferred Stock.

1.41 “Company Warrants” means all issued and outstanding warrants to purchase shares of Company Stock.

1.42 “Consideration Allocation Certificate” means a certificate delivered by the Company as of the Closing setting forth, among other things, the final allocations of the Preclosing Dividend, the Stock Consideration and the Escrow Cash among the respective shares of Company Preferred Stock and Company Common Stock.

1.43 “Contested Claim” has the meaning given in Section 12.8.

1.44 “Contract” means any legally binding written or oral contract, subcontract, agreement, lease, license, sublease, instrument, mortgage, obligation or other commitment.

1.45 “Customer” has the meaning given in Section 3.24.

1.46 “Damages” has the meaning given in Section 12.2.

1.47 “Damage Threshold” has the meaning given in Section 12.3.

1.48 “Delaware Corporation Law” means the Delaware General Corporation Law.

1.49 “Dissenting Shares” has the meaning given in Section 8.3.

1.50 “Effective Time” means the date and time on which the Merger first becomes legally effective under the laws of the State of Delaware as a result of the filing with the Delaware Secretary of State of the Certificate of Merger and any required related certificates pursuant to, and in conformity with, the requirements of Section 264 of the Delaware Corporation Law.

1.51 “Employee Plans” has the meaning given in Section 3.16.3.

1.52 “Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, claim, charge, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), excluding Permitted Encumbrances.

1.53 “Environmental Law” has the meaning given in Section 3.21.2.

1.54 “Environmental Permits” has the meaning given in Section 3.21.1.

1.55 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.56 “Escrow Agent” means Greater Bay Bancorp.

1.57 “Escrow Cash” means cash in the amount of $10,050,000.

1.58 “Escrow Cash Per Share Amount” means (a) for each share of a specific series of Company Preferred Stock, the product of (i) the Escrow Cash multiplied by (ii) the product of (A) the applicable Preferred Stock Payment Ratio for such series of Company Preferred Stock multiplied by (B) a fraction, the numerator of which is one and the denominator of which is the total number of shares of such series of Company Preferred Stock issued and outstanding immediately prior to the Effective Time and (b) for each share of Company Common Stock, the product of (i) the Escrow Cash that such share of Company Common Stock is entitled to receive under the Company Charter multiplied by (ii) a fraction, the numerator of which is one and the denominator of which is the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

1.59 “Escrow Release Date” has the meaning given in Section 2.3.

1.60 “Excess Transaction Expenses” has the meaning given in Section 13.7.

1.61 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

1.62 “Exchange Agent” has the meaning given in Section 8.2.1.

1.63 “Fair Market Value” means the average of the Nasdaq Official Closing Price of one share of Parent Common Stock for the ten (10) trading days ending on the trading day that is three (3) trading days prior to the Closing Date.

1.64 “Governmental Authority” means any court, administrative agency, commission or other governmental authority.

1.65 “Governmental Permits” has the meaning given in Section 3.14.3.

1.66 “HSR Act” has the meaning given in Section 5.3.

1.67 “Indemnifying Party” has the meaning given in Section 12.6.

1.68 “Information Statement” has the meaning give in Section 6.3.1.

1.69 “Intellectual Property” means, collectively, all worldwide industrial and intellectual property rights, including patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, franchises, licenses, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, software in binary form (other than object code licenses of commercial off-the-shelf computer software under shrink-wrap or other non-negotiated agreements having a cost of less than $500 per seat), software in source code form, algorithms, net lists, architectures, structures, screen displays, photographs, images, layouts, inventions, development tools, designs, blueprints, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers’ notes, memoranda and records.

1.70 “Interim Company Budget” shall mean that certain budget and financial plan of the Company for the period commencing August 1, 2005 to November 30, 2005, as approved by Parent as of the Agreement Date.

1.71 “Inventory” means all inventory of the Company’s products and all raw materials, work in process and finished goods used, held for use or intended to be used in the Company’s business, wherever located and whether held by the Company or third parties

1.72 “Key Employees” means those individuals listed in Section 1.73 of the Company Disclosure Letter.

1.73 “knowledge” means, with respect to any fact, circumstance, event or other matter in question, the actual knowledge of such fact, circumstance, event or other matter of (a) an individual, if used in reference to an individual, or (b) any officer of such party, if used in reference to the Company or any Person that is not an individual. Any such individual officer will be deemed to have actual knowledge of a particular fact, circumstance, event or other matter if such knowledge is or has been obtained through reasonable inquiry by such Person.

1.74 “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

1.75 “Material Adverse Change” or “Material Adverse Effect,” when used with reference to any entity or group of related entities, means any event, change, violation or effect that is or is reasonably likely to be, individually or in the aggregate, materially adverse to the condition (financial or otherwise), properties, employees, assets (including intangible assets), operations or results of operations of such entity and its Subsidiaries, taken as a whole with its Subsidiaries; provided, however, that in no event shall (i) a change in the price of the publicly traded stock of Parent, or (ii) changes in general economic conditions or changes affecting the industry generally in which Parent or Company operates or (iii) any adverse change or effect resulting from compliance by the Company with the terms of this Agreement, (iv) any adverse effect on the Company’s bookings, revenues, gross margins or earnings, or any delay in, reduction or cancellation of orders by any customer of, or supplier to, Company as a result of the announcement of the execution of this Agreement or the pendency of the Merger, or (v) subject to the condition that Key Employees have not terminated their employment as set forth in Section 10.9 hereof, employee attrition which is attributable to the announcement of the execution of this Agreement and the transactions contemplated hereby constitute, in and of itself, a Material Adverse Change or Material Adverse Effect in Parent or Company, as the case may be.

1.76 “Material of Environmental Concern” has the meaning given in Section 3.21.2.

1.77 “Merger” has the meaning given in Recital A.

1.78 “Merger Consideration” means the Escrow Cash and shares of Parent Common Stock with an aggregate value equal to $67,000,000, subject to adjustment pursuant to Section 2.5(b) hereof.

1.79 “Noncompetition Agreement” has the meaning given in Section 5.11.

1.80 “Non-Disclosure Agreement” has the meaning given in Section 13.15.

1.81 “Non-Prevailing Party” has the meaning given in Section 12.8.2.

1.82 “Notice of Claim” has the meaning given in Section 12.5.

1.83 “Parent” has the meaning given in the introductory paragraph.

1.84 “Parent Ancillary Agreements” has the meaning given in Section 4.2.1.

1.85 “Parent Common Stock” means the common stock of the Parent.

1.86 “Parent Disclosure Letter” has the meaning given in the introductory paragraph of Article 4.

1.87 “Parent Indemnified Person” has the meaning given in Section 12.2.

1.88 “Parent Loan” shall mean that unsecured loan by Parent in the principal amount of $2,000,000 as evidenced by the Parent Promissory Note.

1.89 “Parent Promissory Note” shall mean that certain promissory note, dated September 6, 2005, in the principal amount of $2,000,000.

1.90 “Person” means any individual, corporation (including any not-for-profit corporation), partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

1.91 “Permitted Encumbrance” shall mean (a) liens for taxes and assessments or governmental charge or levies not at the time due or in respect of which the validity thereof shall currently be contested in good faith by appropriate proceedings; (b) liens in respect of pledges or deposits under workers’ compensation laws or similar legislation, landlords, carriers’, warehousemen’s, mechanics’, laborers’ and materialmen’s and similar liens, if the obligations secured by such liens are not then delinquent or are being contested in good faith by appropriate proceedings; (c) liens held by equipment lessors or lenders on leased or financed equipment; and (d) restrictions on transfer imposed by federal and state securities laws and under any voting agreements executed by Principal Stockholders in which such Principal Stockholder agrees to vote their shares of capital stock of the Company in favor of the Merger and the transactions contemplated by this Agreement.

1.92 “Preclosing Dividend” has the meaning given in Section 2.5(a)

1.93 “Preferred Stock Payment Ratio” means, for each series of Company Preferred Stock, the quotient obtained by dividing (A) the Aggregate Preferred Stock Amount for such series of Company Preferred Stock by (B) the sum of the Aggregate Preferred Stock Amount for all series of Company Preferred Stock.

1.94 “Preferred Stock Per Share Amount” means, for each share of a specific series of Company Preferred Stock, the per share amount of Merger Consideration that such share of Company Preferred Stock is entitled to receive, if any, pursuant to Section 3(a) of the Fourth Article of the Company Charter after payment of the Aggregate Preferred Stock Amount for all senior series of Company Preferred Stock.

1.95 “Principal Stockholders” means those individuals listed in Section 1.96 of the Company Disclosure Letter.

1.96 “Pro Forma Consideration Allocation Certificate” means a certificate delivered by the Company as of the Agreement Date setting forth, among other things, the proposed allocations of the Preclosing Dividend, the Stock Consideration and the Escrow Cash among the respective shares of Company Preferred Stock and Company Common Stock.

1.97 “Pro Rata Share” has the meaning given in Section 2.3.

1.98 “Registration Statement” has the meaning given in Section 6.3.1.

1.99 “Regulations” has the meaning given in Section 3.7.1.

1.100 “Representatives” has the meaning given in Section 12.4.

1.101 “Representatives Expenses” has the meaning given in Section 12.4.

1.102 “SEC” means the Securities and Exchange Commission.

1.103 “Securities Act” means the Securities Act of 1933, as amended.

1.104 “Series A Preferred” means the Company’s Series A Preferred Stock.

1.105 “Series A Prime Preferred” means the Company’s Series A Prime Preferred Stock.

1.106 “Series B Preferred” means the Company’s Series B Preferred Stock.

1.107 “Series B Prime Preferred” means the Company’s Series B Prime Preferred Stock.

1.108 “Series C Preferred” means the Company’s Series C Preferred Stock.

1.109 “Series C Prime Preferred” means the Company’s Series C Prime Preferred Stock.

1.110 “Series D Preferred” means the Company’s Series D Preferred Stock.

1.111 “Series D-1 Preferred” means the Company’s Series D-1 Preferred Stock.

1.112 “Series D Prime Preferred” means the Company’s Series D Prime Preferred Stock.

1.113 “Series E Preferred” means the Company’s Series E Preferred Stock.

1.114 “Series E-1 Preferred” means the Company’s Series E-1 Preferred Stock.

1.115 “Stock Consideration” means that number of shares of Parent Common Stock having an aggregate Fair Market Value equal to $56,950,000, subject to adjustment pursuant to Section 2.5(b) hereof.

1.116 “Stock Consideration Per Share Amount” means (a) for each share of a specific series of Company Preferred Stock, the applicable Preferred Stock Per Share Amount for such series of Company Preferred Stock less the applicable Escrow Cash Per Share Amount for such series of Company Preferred Stock and (b) for each share of Company Common Stock, the Common Stock Per Share Amount less the Escrow Cash Per Share Amount for Company Common Stock.

1.117 “Stockholder Approval” has the meaning given in Section 9.5.

1.118 “Sub” has the meaning given in the introductory paragraph.

1.119 “Sub Ancillary Agreements” has the meaning given in Section 4.2.1.

1.120 “Subsidiary” of a specified entity means any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified entity (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

1.121 “Surviving Company” has the meaning given in Section 2.4.

1.122 “Terminating Party” has the meaning given in Section 11.3.

1.123 “Termination Date” means December 31, 2005.

1.124 “Third-Party Claim” has the meaning given in Section 12.6.

1.125 “Transaction Expenses” has the meaning given in Section 13.7.

ARTICLE 2

THE MERGER

2.1 Effect of Merger on Capital Stock.

2.1.1 Conversion of Sub Stock. At the Effective Time, each share of Sub common stock that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Company. Each certificate evidencing ownership of shares of Sub common stock will evidence ownership of such shares of common stock of the Surviving Company.

2.1.2 Effect on Company Stock.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Company Stock held by a Company Stockholder that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive such portion of the Merger Consideration, if any, as set forth below and as more fully set forth on the Consideration Allocation Certificate to be delivered by the Company at Closing, which shall be in substantially the form of the Pro Forma Consideration Allocation Certificate (after giving effect to any applicable changes between the Agreement Date and the Closing).

(i) Subject to the terms and conditions of this Agreement, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into and shall represent the right to receive that portion of the Merger Consideration, if any, in an aggregate value equal to the Preferred Stock Per Share Amount for such respective series of Company Preferred Stock, which Merger Consideration shall consist of (X) that number of shares of Parent Common Stock equal to the quotient obtained by dividing the Stock Consideration Per Share Amount for such respective series of Company Preferred Stock by the Fair Market Value, and (Y) that amount of the Escrow Cash equal to the Escrow Cash Per Share Amount for such respective series of Company Preferred Stock. The number of shares of Parent Common Stock and amount of Escrow Cash each Company Stockholder is entitled to receive for the shares of Company Preferred Stock held by such Company Stockholder shall be rounded up or down to the nearest whole share or cent, as applicable, and computed after aggregating all shares of Company Preferred Stock held by such Company Stockholder.

(ii) Subject to the terms and conditions of this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time will be converted into and shall represent the right to receive that portion of the Merger Consideration, if any, with an aggregate value equal to the Common Stock Per Share Amount, which Merger Consideration shall consist of (X) that number of shares of Parent Common Stock equal to the quotient obtained by dividing the Stock Consideration Per Share Amount for Company Common Stock by the Fair Market Value and (Y) that amount of the Escrow Cash equal to the Escrow Cash Per Share Amount for Company Common Stock. The number of shares of Parent Common Stock and amount of Escrow Cash each Company Stockholder is entitled to receive for the shares of Company Common Stock held by such Company Stockholder shall be rounded up or down to the nearest whole share or cent, as applicable, and computed after aggregating all shares of Company Common Stock held by such Company Stockholder.

(b) The preceding provisions of this Section 2.1.2 are subject to the provisions of Section 2.1.3 (regarding rights of holders of Dissenting Shares) and Section 2.3 (regarding the withholding of Escrow Cash).

(c) The Company, and on its behalf Parent and the Surviving Company, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Stock such amounts as may be required to be deducted or withheld therefrom under any provision of federal, state, local or foreign tax law or under any other applicable legal requirement. To the extent such amounts are properly deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.1.3 Dissenting Shares. As more fully set forth in Section 8.3, holders of shares of Company Stock who have complied with all requirements for perfecting stockholders’ rights of appraisal or rights of dissenting shares, as set forth in Section 1300 of the California Law and Section 262 of the Delaware Corporation Law, shall be entitled to their rights under the California Law and Delaware Corporation Law, respectively, with respect to such shares.

2.2 Company Options. No options or other rights (excluding Company Warrants) to purchase any capital stock of the Company (collectively, “Company Options”), including without limitation any Company Options granted under the Company’s 1999 Stock Plan, 2000 Executive Stock Plan, Preferred D-1 Stock Option Plan and Preferred E-1 Stock Option Plan (collectively, the “Company Plans”), and no Company Warrants shall be assumed by Parent, and the Company agrees to use commercially reasonable efforts to (a) enable each holder of (i) Company Options to fully exercise such Company Options before the Closing (which action shall include, without limitation, the acceleration of any time based restriction on the right of any such holder to so exercise any Company Option) and (ii) Company Warrants to fully exercise such Company Warrants before the Closing; (b) effect the termination of all Company Options and Company Warrants outstanding at the Effective Time in accordance with their terms, and (c) give any notice required under any agreements relating to Company Options or Company Warrants as to such termination.

2.3 Escrow. At the Effective Time, Parent shall deposit with the Escrow Agent the Escrow Cash as security for the Company Stockholders’ indemnification obligations for Damages under Article 12. The Escrow Cash will be held by the Escrow Agent, subject to the terms and conditions of Article 12 and an Escrow Agreement substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”), until the twelve month anniversary of the Closing Date (the “Escrow Release Date”). The Escrow Cash will be allocated among the Company Stockholders on the basis of the aggregate Merger Consideration, if any, payable to each such Company Stockholder pursuant to Section 2.1.2, relative to the aggregate Merger Consideration payable to all Company Stockholders pursuant to Section 2.1.2 (such amount is referred to with respect to each such Company Stockholder as its “Pro Rata Share”).

2.4 Effects of the Merger. At and upon the Effective Time:

(a) the separate existence of Sub will cease and Sub will be merged with and into Company, and Company will be the Surviving Company of the Merger (sometimes referred to herein as the “Surviving Company”) pursuant to the terms of this Agreement and the Certificate of Merger;

(b) the Certificate of Incorporation of the Surviving Company will be the Certificate of Incorporation of the Company, as amended in its entirety as set forth as an exhibit to the Certificate of Merger filed with the Delaware Secretary of State;

(c) the Bylaws of Sub will continue unchanged and be the Bylaws of the Surviving Company immediately after the Effective Time;

(d) each share of Company Stock that is outstanding immediately prior to the Effective Time will be converted into the right to receive cash and Parent Common Stock as provided in this Article 2;

(e) each Company Option that is outstanding immediately prior to the Effective Time shall have been terminated as provided in this Article 2;

(f) each share of Sub common stock that is issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, no par value per share of the Surviving Company as provided in Section 2.1.1;

(g) the officers of the Surviving Company immediately after the Effective Time will be those individuals who were the officers of Sub immediately prior to the Effective Time, and each such individual shall, immediately after the Effective Time, hold the same office or offices of the Surviving Corporation as the office or offices that such individual held with Sub immediately prior to the Effective Time;

(h) the members of the Board of Directors of the Surviving Company immediately after the Effective Time will be the members of the Board of Directors of Sub immediately prior to the Effective Time; and

(i) the Merger will, from and after the Effective Time, have all of the effects provided by Delaware Corporation Law.

2.5 Payment of Preclosing Dividend.

(a) Concurrently with the Closing and immediately prior to the Effective Time, the Company shall declare and pay a dividend to the Company Stockholders (the “Preclosing Dividend”) in an amount equal to the Closing Liquidation Amount in accordance with Section 2 of the Fourth Article of the Company Charter. In the event that the Closing Company Cash is less than the full amount of the Closing Liquidation Amount, and subject to Section 2.5(b) below, Parent shall, at Closing, loan to the Company such amount as is required to enable the Company to declare and pay the Preclosing Dividend in the full amount of the Closing Liquidation Amount to the Company Stockholders (“Additional Distribution Amount”). Such loan shall be on the same terms as the Parent Loan as provided in the Parent Promissory Note.

(b) In the event that the Closing Company Cash is not sufficient to pay the Preclosing Dividend in the full amount of the Closing Liquidation Amount, the Company shall give notice to Parent, not later than five (5) business days prior to the Closing Date, indicating the estimated amount of the Additional Distribution Amount. At any time prior to the close of business on the second full business day preceding the Closing Date, the Parent shall have the option, exercisable by giving notice to the Company and in lieu of loaning cash to the Company in the amount of the Additional Distribution Amount, to increase the Stock Consideration by the Additional Distribution Amount and issue additional shares of Parent Common Stock pursuant to Section 2.1.2 hereof.

2.6 Tax Consequences. Parent makes no representations, warranties or covenants to Company or to any Company Stockholder or other holder of Company securities regarding the tax treatment of the Merger, or any of the tax consequences to Company or to any Company Stockholder or other holder of Company securities of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby, and Company and the Company Stockholders acknowledge that Company and the Company Stockholders are relying solely on their own tax advisors in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.

2.7 Further Assurances. If, at any time before or after the Effective Time, Parent or, at any time before the Effective Time, the Company believe or are advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Company, Parent, the Surviving Company and their respective officers and directors will execute and deliver all such proper instruments, deeds, assignments and assurances and do all other things necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF COMPANY

Company hereby represents and warrants to Parent that, except as set forth in the letter addressed to Parent from Company and dated as of the Agreement Date (including all schedules thereto) which has been delivered by Company to Parent concurrently herewith (the “Company Disclosure Letter”), each of the representations, warranties and statements contained in the following sections of this Article 3 is true and correct as of the Agreement Date. For all purposes of this Agreement, the statements contained in the Company Disclosure Letter and its schedules shall also be deemed to be representations and warranties made as of the Agreement Date and given by Company under Article 3 of this Agreement.

3.1 Organization and Good Standing. Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Company has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as currently proposed to be conducted, and is qualified or licensed to do business and is in good standing in each jurisdiction in which the failure to be so qualified or licensed would have a Material Adverse Effect on Company. Company has delivered to Parent true and complete copies of its currently effective Certificate of Incorporation and Bylaws, each as amended to date. Company is not in violation of its Certificate of Incorporation or Bylaws.

3.2 Subsidiaries. Company has no Subsidiaries or any equity or ownership interest, whether direct or indirect, in, or loans to, any corporation, partnership, limited liability company, joint venture or other business entity. Company is not obligated to make, nor bound by any agreement or obligation to make, any investment in or capital contribution in or on behalf of any other entity.

3.3 Power, Authorization and Validity.

3.3.1 Power and Authority. Subject to approval of the Merger and adoption of this Agreement by Company Stockholders, Company has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements and documents to which Company is or will be a party that are required to be executed pursuant to this Agreement (the “Company Ancillary Agreements”). The execution, delivery and performance of this Agreement and the Company Ancillary Agreements have been duly and validly approved and authorized by the Company’s Board of Directors.

3.3.2 No Consents. No consent, approval, permit, order or authorization from, or registration, declaration or filing with, any Governmental Authority or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Company to enable Company to lawfully execute and deliver, enter into, and to perform its obligations under, this Agreement or the Company Ancillary Agreements, and for Company to consummate the Merger, except for (a) the Stockholder Approval, (b) the filing of the Certificate of Merger with the Delaware Secretary of State, (c) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and applicable foreign antitrust laws and the expiration or early termination of applicable waiting periods under the HSR Act and applicable foreign antitrust laws and (d) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company or Parent and would not prevent, materially alter or delay any of the transactions contemplated by the Agreement.

3.3.3 Enforceability. This Agreement has been duly executed and delivered by Company. This Agreement and the Company Ancillary Agreements are, or when executed by Company will be, valid and binding obligations of Company enforceable against Company in accordance with their respective terms, subject only to the effect now or hereafter, if any, of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally, (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies, (c) Stockholder Approval, (d) filing of the Certificate of Merger with the Delaware Secretary of State and (e) such filings and notifications as may be required to be made by the Company in connection with the Merger under the HSR Act and applicable foreign antitrust laws and the expiration or early termination of applicable waiting periods under the HSR Act and applicable foreign antitrust laws.

3.4 Capitalization of Company.

3.4.1 Outstanding Securities. The authorized capital stock of Company consists entirely of: (a) Three Hundred Eighty Million One Hundred Eighty-Two Thousand Eight Hundred Eighty (380,182,880) shares of Company Common Stock, of which, as of the Agreement Date, a total of Twenty-Seven Million Eight Hundred Fifty-Three Thousand Five Hundred Twenty-Nine (27,853,529) shares are issued and outstanding, and (b) Five Hundred Thirty-Two Million Seven Hundred Eighty-Five Thousand Two Hundred One (532,785,201) shares of Company Preferred Stock, of which (i) Nine Million Four Hundred Thousand One Hundred Fifty-Five (9,400,155) shares are designated Series A Preferred and of which, as of the Agreement Date, Nine Million Three Hundred Thirteen Thousand Five Hundred Twenty-Eight (9,313,528) shares of Series A Preferred are issued and outstanding, (ii) Nine Million Four Hundred Thousand One Hundred Fifty-Five (9,400,155) shares are designated Series A Prime Preferred and of which, as of the Agreement Date, Eighty-Six Thousand Six Hundred Twenty-Seven (86,627) shares of Series A Prime Preferred are issued and outstanding, (iii) Twenty-Eight Million Seven Hundred Eighty-Five Thousand One Hundred Five (28,785,105) shares are designated Series B Preferred and, as of the Agreement Date, of which Twenty-Seven Million Six Hundred Eighty-One Thousand Five Hundred Eighty-Nine (27,681,589) shares of authorized Series B Preferred are issued and outstanding, (iv) Twenty-Eight Million Two Hundred Seventy-Four Thousand Three Hundred Fifty-Five (28,274,355) shares are designated Series B Prime Preferred and, as of the Agreement Date, of which Five Hundred Ninety-Two Thousand Seven Hundred Sixty-Six (592,766) shares of authorized Series B Prime Preferred are issued and outstanding, (v) Fourteen Million Five Hundred Sixteen Thousand Six Hundred Nine (14,516,609) shares are designated Series C Preferred and of which, as of the Agreement Date, Thirteen Million Two Hundred Ninety-One Thousand Fifty-Five (13,291,055) shares of Series C Preferred are issued and outstanding, (vi) Fourteen Million Four Hundred Twenty-Three Thousand One Hundred Sixty-Two (14,423,162) shares are designated Series C Prime Preferred and of which, as of the Agreement Date, One Million One Hundred Thirty-Two Thousand One Hundred Seven (1,132,107) shares of Series C Prime Preferred are issued and outstanding, (vii) Seventy-One Million Eighty-Five Thousand Seven Hundred Forty-One (71,085,741) shares are designated Series D Preferred and of which, as of the Agreement Date, Fifty-Four Million Eight Hundred Thirty-Eight Thousand Six Hundred Sixty-One (54,838,661) shares of Series D Preferred are issued and outstanding, (viii) Seventy Million Seventeen Thousand Thirty-Nine (70,017,039) shares are designated Series D Prime Preferred and of which, as of the Agreement Date, Fifteen Million One Hundred Seventy-Eight Thousand Three Hundred Seventy-Eight (15,178,378) shares of Series D Prime Preferred are issued and outstanding, (ix) Fifty Million (50,000,000) shares are designated Series D-1 Preferred and of which, as of the Agreement Date, no shares of Series D-1 Preferred are issued and outstanding; (x) One Hundred Eighty-Six Million Eight Hundred Eighty-Two Thousand Eight Hundred Eighty (186,882,880) shares are designated Series E Preferred and of which, as of the Agreement Date, One Hundred Sixty-One Million Fifteen Thousand Two Hundred Eleven (161,051,211) shares of Series E Preferred are issued and outstanding; and (x) Fifty Million (50,000,000) shares are designated Series E-1 Preferred and of which, as of the Agreement Date, no shares of Series E-1 Preferred are issued and outstanding. The numbers of issued and outstanding shares of Company Common Stock and Company Preferred Stock held by each of the Company Stockholders as of the Agreement Date are set in Schedule 3.4.1 of the Company Disclosure Letter. Except as expressly set forth in this Section 3.4.1 or in Schedule 3.4.1 of the Company Disclosure Letter, as of the Agreement Date, no shares of Company Common Stock or Company Preferred Stock are issued or outstanding. An aggregate of Nineteen Million Six Hundred Eleven Thousand Eight Hundred Twenty-Four (19,611,824) shares of Company Common Stock are reserved and authorized for issuance pursuant to the 1999 Stock Plan, an aggregate of Fourteen Million Seventy-Five Thousand Eighty-Five (14,075,085) shares of Company Common Stock are reserved and authorized for issuance pursuant to the 2000 Executive Stock Plan, an aggregate of Fifty Million (50,000,000) shares of Series D-1 Preferred Stock are reserved and authorized for issuance pursuant to the Preferred D-1 Stock Option Plan and Fifty Million (50,000,000) shares of Series E-1 Preferred Stock are reserved and authorized for issuance pursuant to the Preferred E-1 Stock Option Plan. Schedule 3.4.1 of the Company Disclosure Letter lists for each Person who, as of the Agreement Date, holds Company Options, the name of the holder of each such Company Option, the exercise price for each such Company Option and the number of shares of Company Common Stock, Series D-1 Preferred Stock and Series E-1 Preferred Stock covered by each such Company Option. True and complete copies of the standard option agreements under the Company Plans and each agreement for each Company Option that does not conform to the standard option agreements under the Company Plans have been delivered by Company to Parent. No Company Options have been granted or are outstanding except under and pursuant to the Company Plans.

3.4.2 Valid Issuance. Except as expressly contemplated or permitted by this Agreement, including but not limited to the issuance of capital stock upon exercise of Company Options and Company Warrants, and except for the conversion of any convertible securities into shares of Common Stock, as of the Closing Date, there will have been no change in the authorized or outstanding capital stock of Company as represented in Section 3.4.1 above. All issued and outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to any preemptive right, right of first refusal, right of first offer or right of rescission, and have been offered, issued, sold and delivered by Company in compliance with (a) all registration or qualification requirements (or applicable exemptions therefrom) of all applicable securities laws (both state and federal) and other applicable Legal Requirements and (b) all requirements set forth in applicable agreements or instruments.

3.4.3 No Other Options, Warrants or Rights. Other than (i) as set forth in Sections 3.4.1 above, Schedule 3.4.1 of the Company Disclosure Letter and 3.4.2 above, (ii) as set forth in the Amended and Restated Investors’ Rights Agreement dated January 14, 2005 among the Company and the Company Stockholders party thereto and (iii) securities of Company that may be issued as contemplated or permitted by this Agreement, there are no options, warrants, convertible securities or other securities, calls, commitments, conversion privileges, preemptive rights, rights of first refusal, rights of first offer or other rights or agreements outstanding to purchase or otherwise acquire (whether directly or indirectly) any shares of Company’s authorized but unissued capital stock or any securities convertible into or exchangeable for any shares of Company’s capital stock or obligating Company to grant, issue, extend or enter into any such option, warrant, convertible security or other security, call, commitment, conversion privilege, preemptive right, right of first refusal, right of first offer or other right or agreement to obtain any shares of Company’s capital stock, and there is no liability for dividends accrued but unpaid.

3.4.4 No Voting Arrangements or Registration Rights. Except as contemplated by this Agreement, there are no voting agreements, voting trusts or proxies applicable to any of Company’s outstanding capital stock, Company Options or Company Warrants or to the conversion of any shares of Company’s capital stock in the Merger pursuant to any agreement or obligation to which Company is a party or, to Company’s knowledge, pursuant to any other agreement or obligation. Company is not under any obligation to register under the Securities Act any of its presently outstanding shares of stock or other securities or any stock or other securities that may be subsequently issued.

3.5 No Conflict. Neither the execution and delivery of this Agreement nor any of the Company Ancillary Agreements by Company, nor the consummation of the Merger or any of the other transactions contemplated hereby or thereby, will (a) conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under, (i) any provision of the Certificate of Incorporation or Bylaws of Company, as currently in effect, (ii) any federal, state or local judgment, writ, decree or order naming the Company, or to the Company’s knowledge, any foreign judgment, writ, decree or order naming the Company, (iii) any statute, rule or regulation applicable to Company or any of its material assets or properties, (iv) any Company Material Agreements, assuming that all consents, waivers and approvals listed or described on Schedule 3.5(b) of the Company Disclosure Letter are obtained prior to the Closing; or (b) require the consent, approval, assignment, notice, release, waiver, authorization or other certificate of any third party to ensure that, following the Effective Time, any Company Material Agreement to which Company is a party or by which Company or any of its assets or properties are bound or affected continues to be in full force and effect without any breach or violation thereof. Neither Company’s entering into this Agreement, nor the consummation of the Merger or any other transaction contemplated by this Agreement or any Company Ancillary Agreement, will give rise to, or trigger the application of, any rights of any third party that would come into effect upon the consummation of the Merger other than as contemplated in the Agreement, assuming that all consents, waivers and approvals listed or described on Schedule 3.5(b) of the Company Disclosure Letter are obtained prior to the Closing.

3.6 Litigation. There is no action, suit, arbitration, mediation, proceeding, claim or, to Company’s knowledge, investigation pending against Company (or, to the Company’s knowledge, against any officer, director, employee or agent of Company in their capacity as such or relating to their employment, services or relationship with Company) before any court, Governmental Authority or arbitrator, nor, to Company’s knowledge, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened. There is no judgment, decree, injunction, rule or order of any court, Governmental Authority or arbitrator outstanding against Company. To Company’s knowledge, there is no basis for any Person to assert a claim against Company based upon: (a) Company’s entering into this Agreement, any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement; (b) any claim that Company has agreed to sell or dispose of all or any substantial portion of its assets or business or shares of Company Stock to any party other than Parent, whether by way of merger, consolidation, sale or assets or otherwise; (c) any wrongful failure by Company to issue any of its stock or other securities to any party; (d) any rights under any agreement among Company and the Company Stockholders; or (e) a claim of ownership of, or options, warrants or other rights to acquire ownership of, any shares of the capital stock of Company or any rights as a Company Stockholder, including any option, warrant or preemptive rights or rights to notice or to vote.

3.7 Taxes.

3.7.1 Company has (or by the Effective Time will have) timely filed all material federal, state, local and foreign tax and information returns and reports required by applicable law to be filed by it prior to the Effective Time, has (or by the Effective Time will have) timely paid all material taxes required to be paid by it as shown on such returns, except to the extent that an accrual or reserve for such taxes has been reflected on the Balance Sheet, has established an adequate accrual or reserve for the payment of all material taxes payable in respect of the periods subsequent to the periods covered by its most recent applicable tax returns (which accrual or reserve as of the Balance Sheet Date is fully reflected on the Balance Sheet and in any more recent balance sheet of Company provided by Company to Parent on or before the Agreement Date), has made all material required estimated tax payments and, as of the Balance Sheet Date, has no material liability for taxes in excess of the amount so paid or accruals or reserves so established. The amount of Company’s liability for unpaid material taxes for all periods ending on or before the Effective Time shall not, in the aggregate, exceed the amount of the current liability accrual or reserve for taxes (excluding reserves for deferred taxes), as such accrual or reserve is reflected on the Balance Sheet, as adjusted for operations and transactions in the ordinary course of business since the Balance Sheet Date in accordance with past custom and practice. All such returns and reports are true, correct and complete in all material respects, and Company has provided Parent with true and correct copies of all federal and state income or franchise tax returns for the Company for all periods since inception as well as any other returns and reports that have been requested by Parent. Company is not delinquent in the payment of any material tax or in the filing of any material tax returns, and, to the Company’s knowledge, no deficiencies for any tax have been threatened, claimed, proposed or assessed against Company. Company has not received any notification from the Internal Revenue Service or any other taxing authority regarding any potential assessments that: (a) are currently pending before the Internal Revenue Service or any other taxing authority (including, but not limited to, any sales or use tax authority) regarding Company taxes, or (b) have been raised by the Internal Revenue Service or other taxing authority and not yet finally resolved. No tax return of Company is, to the Company’s knowledge, under audit by the Internal Revenue Service or any other taxing authority, and any such past audits (if any) have been completed and fully resolved and all taxes and any penalties or interest determined by such audit to be due from Company have been paid in full to the applicable taxing authorities. No tax liens are currently in effect against any assets of Company other than liens which arise by operation of law for taxes not yet due and payable. There is not in effect any waiver by Company of any statute of limitations with respect to any taxes or agreement to any extension of time for filing any tax return (other than normal extensions of time to file federal and applicable state income and franchise tax returns for the 2004 taxable year) which has not been filed, and Company has not consented to extend to a date later than the Agreement Date the period in which any tax may be assessed or collected by any taxing authority. Company has never had any liability for any “personal holding company” tax under Section 541 of the Code. Company has not filed any election under Section 341(f) of the Code. Company has withheld all material taxes, including, but not limited to, federal and state income taxes, FICA, Medicare, FUTA and other taxes, required to be withheld, and paid such withheld amounts to the appropriate taxing authority within the time prescribed by law. Since its inception, Company has not been a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, and in Section 1.897-2(b) of the Treasury Regulations issued thereunder (the “Regulations”), and Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of the Regulations. Company neither is a party to nor has any obligation under any tax-sharing, tax indemnity or tax allocation agreement or arrangement. Company has never been involved in a distribution, either as a distributing corporation or a controlled corporation, in a transaction qualifying, or intended to be qualified, under Section 355 of the Code. Company has never been a member of an affiliated group filing consolidated returns. Company has disclosed on its federal income tax returns all positions taken therein that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

3.7.2 Company is not obligated to make any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code), nor will any excess parachute payment be deemed to have occurred as a result of or arising out of the Merger to the extent Section 280G of the Code is applicable to Company, in each case taking into account the stockholder approval exception from excess parachute payment treatment provided by Section 280G(b)(5) of the Code and referred to in Section 10.8(a).

3.7.3 For the purposes of this Section 3.7, the terms “tax” and “taxes” include all federal, state, local and foreign income, alternative or add-on minimum income, gains, franchise, excise, property, property transfer, sales, use, employment, license, payroll, services, ad valorem, documentary, stamp, withholding, occupation, recording, value added or transfer taxes, governmental charges, fees, customs duties, levies or assessments (whether payable directly or by withholding), and, with respect to any such taxes, any estimated tax, interest, fines and penalties or additions to tax and interest on such fines, penalties and additions to tax. The term “returns” shall include all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

3.8 Financial Statements. The Company has delivered to Parent its unaudited financial statements (balance sheet and statement of operations) at December 31, 2004 and for the fiscal year then ended, and its unaudited financial statements (balance sheet and statement of operations) as at and for the three-month period ended June 30, 2005 (the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis, except that the Company Financial Statements for the three month period ended June 30, 2005 do not include a statement of cash flows, nor do such Company Financial Statements contain the footnotes required by generally accepted accounting principles. The Company Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein. Except as set forth in the balance sheet (the “Balance Sheet”) at June 30, 2005 (“Balance Sheet Date”), the Company has no material liabilities, contingent or otherwise, of a nature required to be disclosed on a balance sheet or the notes thereto prepared in accordance with GAAP, other than (a) liabilities incurred in the ordinary course of business subsequent to the Balance Sheet Date and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required under GAAP to be reflected on the Balance Sheet or otherwise in the Company Financial Statements, which, in both cases, individually or in the aggregate, are not material to the financial condition or operating results of the Company. All reserves (including, without limitation, all inventory-related and accounts receivable-related reserves) set forth on the Balance Sheet and included in the Company Financial Statements are or were, as applicable, reasonable and appropriate for the purposes for which they were established. Except as disclosed in the Company Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other Person.

3.9 Title to Properties. Other than third party intellectual rights disclosed in Schedule 3.13.7, Company has good and marketable title to, or a valid leasehold interest in, all of the assets and properties used in Company’s business, free and clear of all Encumbrances, other than Permitted Encumbrances and liens for current taxes that are not yet due and payable and except for liens which in the aggregate do not secure more than $50,000 in liabilities. All machinery, vehicles, equipment and other tangible personal property owned or leased by Company or used in its business are in good condition and repair, normal wear and tear excepted, and all leases of real or personal property to which Company is a party are fully effective. Company is not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of its owned or leased properties, nor has Company received any notice of violation of law with which it has not complied where such violation could reasonably be expected to have a Material Adverse Effect. Company does not own any real property. Schedule 3.9 of the Company Disclosure Letter sets forth a complete and accurate list and a brief description of all personal property owned or leased by Company with an individual value of $50,000 or greater.

3.10 Absence of Certain Changes. Since the Balance Sheet Date through the Agreement Date, Company has operated its business in the ordinary course, consistent with its past practice, and there has not been with respect to Company any:

(a) Material Adverse Change;

(b) amendment or change in the Certificate of Incorporation or Bylaws;

(c) incurrence, creation or assumption by Company of (i) any Encumbrance on any of the material assets or properties of Company, (ii) any obligation or liability or any indebtedness for borrowed money, other than in the ordinary course of business, or (iii) any contingent liability as a guarantor or surety with respect to the obligations of others;

(d) grant or issuance of any options, warrants or other rights to acquire from Company, directly or indirectly, except as described in Sections 3.4.1 and 3.4.2, or any offer, issuance or sale by Company of, any debt or equity securities of Company;

(e) acceleration or release of any vesting condition to the right to exercise any option, warrant or other right to purchase or otherwise acquire any shares of Company’s capital stock, or any acceleration or release of any right to repurchase shares of Company’s capital stock upon any stockholder’s termination of employment or services with Company or pursuant to any right of first refusal, except as contemplated by this Agreement;

(f) payment or discharge by Company of any liability of Company or Encumbrance on any asset or property of Company in an amount in excess of $50,000 for any liability or Encumbrance;

(g) purchase, license, sale, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of the assets, properties or goodwill of Company outside of the ordinary course of business;

(h) damage, destruction or loss of any material property or asset of Company, whether or not covered by insurance;

(i) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock of Company, or any split, combination or recapitalization of the capital stock of Company or any direct or indirect redemption, purchase or other acquisition of any capital stock of Company or any change in any rights, preferences, privileges or restrictions of any outstanding security of Company, other than repurchases of Common Stock from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary, in connection with the cessation of such employment or service, at the original purchase price;

(j) material change or increase in the compensation, including severance compensation, payable or to become payable to any of the officers, directors, employees or consultants of Company or in any bonus or pension, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, directors, employees or agents;

(k) change in employment position with respect to the management or other key personnel of Company;

(l) obligation or liability incurred by Company to any of its officers, directors or stockholders, except for compensation, benefits and expense allowances payable to Company employee officers and directors in the ordinary course of Company’s business, consistent with its past practice;

(m) making by Company of any loan, advance or capital contribution to, or any investment in, any officer, director or stockholder of Company or any firm or business enterprise in which any such Person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(n) entering into, amendment of, relinquishment, termination or non-renewal by Company of any Company Material Agreement, in each case, other than pursuant to the terms of such Company Material Agreement;

(o) any written or, to the Company’s knowledge, oral indication or assertion by a party to a Company Material Agreement of any material problems with Company’s services or performance under such Company Material Agreement;

(p) assertion by any customer of Company of any complaint regarding Company’s services or products;

(q) agreement made by Company to provide exclusive services to any Person or not to engage in any type of business activity;

(r) material change in the manner in which Company extends discounts, credits or warranties to customers or otherwise deals with its customers;

(s) entering into by Company of any transaction, contract or agreement that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on the part of Company that involves in excess of $50,000 or that is not entered into in the ordinary course of Company’s business, consistent with its past practice, or the conduct of any business or operations other than in the ordinary course of Company’s business, consistent with its past practice;

(t) license, transfer or grant by Company of a right under any Company IP Rights, other than licenses arising out of the sale of products by Company in the ordinary course of business; or

(u) material change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any material revaluation by Company of any of its material assets.

3.11 Contracts and Commitments/Licenses and Permits. Schedule 3.11 of the Company Disclosure Letter sets forth a list, as of the Agreement Date, of each of the following Contracts to which Company is a party or to which Company or any of its assets or properties is bound:

(a) any Contract providing for payments (whether fixed, contingent or otherwise) by or to Company in an aggregate amount of $50,000 or more, excluding any employment or consulting agreements;

(b) any Contract providing for the development of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property for (or for the benefit or use of) Company, or providing for the purchase or license of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property to (or for the benefit or use of) Company, which software, content, technology or intellectual property is in any manner used or incorporated (or is contemplated by Company to be used or incorporated) in connection with any aspect or element of any product, service or technology of Company (other than software generally available to the public at a per copy license fee of less than $500 per copy);

(c) any joint venture or partnership Contract which has involved, or is reasonably expected to involve, a sharing of profits, expenses or losses with any other party;

(d) any Contract for or relating to the employment of any officer, employee or consultant of Company or any other type of Contract with any officer, employee or consultant of Company that is not terminable upon notice by Company without cost or other liability, except for amounts earned prior to the time of termination or other standard benefits;

(e) any Contract involving an indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

(f) any lease or other agreement under which Company is lessee of or holds or operates any items of tangible personal property or real property owned by any third party;

(g) any lease or other Contract under which the Company holds or operates any items of tangible personal property involving payments under such Contract in an aggregate amount of $50,000 or more;

(h) any Contract that restricts Company from engaging in any aspect of its business, from participating or competing in any line of business or market, from freely setting prices for Company’s products, services or technologies (including, but not limited to, most favored customer pricing provisions), from engaging in any business in any market or geographic area, or from soliciting potential employees, consultants, contractors or other suppliers or customers;

(i) any Contract governing any Company IP Right, other than object code licenses of commercial off-the-shelf computer software under shrink-wrap or other non-negotiated agreements having a cost of less than $500 per seat;

(j) other than Company Options and Company Warrants, any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of capital stock or other securities of Company or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor;

(k) any Contract with any labor union; and

(l) any Governmental Permit.

A true and complete copy of each Contract outstanding as of the Agreement Date required by these subsections (a) through (l) of this Section 3.11 to be listed on Schedule 3.11 of the Company Disclosure Letter (such Contracts, together with the Governmental Permits, being herein collectively referred to as the “Company Material Agreements”) and a copy of each Governmental Permit outstanding as of the Agreement Date and required by subsection (l) of this Section 3.11 to be listed on Schedule 3.11 of the Company Disclosure Letter has been delivered to Parent’s legal counsel.

3.12 No Default; No Restrictions.

(a) Company is not, nor to Company’s knowledge is any other party, in material breach or default under any Company Material Agreement. No event has occurred, and no circumstance or condition exists

(including the execution and delivery of this Agreement and the consummation of the Merger or any of the transactions contemplated hereby), that (with or without notice or lapse of time, or both) could reasonably be expected to, (a) result in a violation or breach by Company, or to Company’s knowledge, by any other party, of any of the material provisions of any Company Material Agreement, or (b) give any third party (i) the right to declare a material breach under any Company Material Agreement, (ii) the right to a material refund, rebate, chargeback or penalty under any Company Material Agreement, (iii) the right to accelerate the maturity or performance of any material obligation of Company under any Company Material Agreement, or (iv) the right to cancel, terminate or modify any material provision of any Company Material Agreement. As of the Agreement Date, Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Company Material Agreement. Company has no material liability for renegotiation of government contracts or subcontracts, if any;

(b) Company is not a party to, and no asset or property of Company is bound or, to the Company’s knowledge, affected by, any judgment, injunction, order, decree, contract, covenant or agreement (noncompete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, Company or, following the Effective Time, the Surviving Company or Parent, from freely engaging in any business now conducted or contemplated by Company or from competing anywhere in the world (including any contracts, covenants or agreements restricting the geographic area in which Company may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that Company may address in operating its business or restricting the prices which Company may charge for its products, technology or services), or includes any grants by Company of exclusive rights or licenses.

3.13 Intellectual Property.

3.13.1 Company (a) owns and has independently developed, or (b) has the valid right or license to all Intellectual Property used in the conduct of the Company Business (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”). Such Company IP Rights include all rights necessary for such conduct of the Company Business. As used in this Section 3.13, “Company-Owned IP Rights” means Company IP Rights which are owned by Company; and “Company-Licensed IP Rights” means Company IP Rights which are not Company-Owned IP Rights.

3.13.2 Neither the execution, delivery and performance of this Agreement, the Certificate of Merger, or the consummation of the Merger and the other transactions contemplated by this Agreement and/or by Company Ancillary Agreements will, in accordance with their terms: (a) constitute a material breach of or default under any instrument, contract, license or other agreement governing any Company IP Right to which Company is a party (collectively, the “Company IP Rights Agreements”); (b) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company IP Right; or (c) materially impair the right of Company or the Surviving Corporation to use, possess, sell or license any Company IP Right or portion thereof. There are no royalties, honoraria, fees or other payments payable by Company to any third Person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, sale, marketing, advertising or disposition of any Company IP Rights by Company to the extent necessary for the conduct of the Company Business and none will become payable as a result of the consummation of the transactions contemplated by this Agreement, in and of themselves.

3.13.3 Neither the use, development, manufacture, marketing, license, sale, furnishing or intended use of any product or service currently licensed, utilized, sold, provided or furnished by Company or currently under development by Company violates any license or agreement between Company and any third party or infringes or misappropriates any right in the Intellectual Property of any other party. There is no pending or, to the knowledge of the Company, threatened, claim or litigation contesting the validity, ownership or right of Company to exercise any Company IP Right nor, to the knowledge of Company, is there any legitimate basis for any such claim, nor has Company received any notice asserting that any Company IP Right or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to the knowledge of Company, is there any legitimate basis for any such assertion.

3.13.4 To the Company’s knowledge, no current or former employee, consultant or independent contractor of Company: (a) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, non-disclosure agreement, noncompetition agreement or any other contract or agreement with any other party by virtue of such employee’s, consultant’s, or independent contractor’s being employed by, or performing services for, Company or using trade secrets or proprietary information of others without permission; (b) is party to any contract with any prior employer or other party that prohibits or otherwise restricts such employee in any material respect from performing his current employment duties at the Company, or (c) has developed any technology, software or other copyrightable, patentable, or otherwise proprietary work for Company that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. To the knowledge of the Company, the employment of any employee of Company or the use by Company of the services of any consultant or independent contractor does not subject Company to any liability to any third party for improperly soliciting such employee or consultant, or independent contractor to work for Company, whether such liability is based on contractual or other legal obligations to such third party.

3.13.5 Company has taken commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of Company material confidential information and to preserve and maintain the Company’s interests and proprietary rights in Company IP Rights. All current and former officers, employees and consultants of Company having access to proprietary information or inventions of Company, its customers or business partners, have executed and delivered to Company an agreement regarding the protection of such proprietary information and the assignment of Company’s inventions to Company (in the case of proprietary information of Company’s customer and business partners, to the extent required by such customers and business partners); and copies of all such agreements have been delivered to Parent’s counsel. Company has secured valid written assignments from all of Company’s consultants, contractors and employees who were involved in, or who contributed to, the creation or development of any Company-Owned IP Rights, of the rights to such contributions that may be owned by such Persons or that Company does not already own by operation of law. No current or former employee, officer, director, consultant or independent contractor of Company has any right, license, claim or interest whatsoever in or with respect to any Company IP Rights.

3.13.6 Schedule 3.13.6 of the Company Disclosure Letter contains a true and complete list of (a) all worldwide registrations made by or on behalf of Company of any patents, copyrights, mask works, trademarks, service marks, rights in Internet or World Wide Web domain names or URLs with any governmental or quasi-governmental authority, including Internet domain name registrars; and (b) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to federal, state and foreign laws by Company to secure, perfect or protect its interest in Company-Owned IP Rights, including all patent applications, copyright applications, and applications for registration of trademarks and service marks. All registered trademarks, service marks, rights in Internet or World Wide Web domain names or URLs, and copyrights held by Company are valid, enforceable and subsisting; all issues patents are subsisting and, to Company’s knowledge, are enforceable and valid; and all patent applications are subsisting.

3.13.7 Schedule 3.13.7 of the Company Disclosure Letter contains a true and complete list of (a) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which any Person is authorized to use any Company IP Rights, and (b) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use any third party Intellectual Property. To Company’s knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Company IP Rights by any third party, including any employee or former employee of Company. Company has not agreed to indemnify any Person for any infringement of any Intellectual Property of any third party by any product or service that has been sold, licensed to third parties, leased to third parties, supplied, marketed, distributed, or provided by Company.

3.13.8 No government funding; facilities of a university, college, other educational institution or research center; or funding from third parties (other than funds received in consideration for capital stock of

Company) was used in the development of the computer software programs or applications owned by Company. No current or former employee, consultant or independent contractor of Company who contributed to the creation or development of any Company-Owned IP Rights, has performed services for the government, university, college, or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Company.

3.14 Compliance with Laws.

3.14.1 Company has materially complied, and is now and at the Closing Date will be in material compliance, with all Applicable Law, unless failure to comply would not have a Material Adverse Effect on the Company. Company holds all valid licenses and other governmental permits that are necessary and/or legally required to be held by it to conduct its business as presently conducted unless the failure to so hold such licenses and other permits would not have a Material Adverse Effect on the Company.

3.14.2 All materials and products distributed or marketed by Company have at all times made all disclosures to users or customers required by Applicable Law in all material respects, and none of such disclosures made or contained in any such materials and products has been inaccurate, misleading or deceptive in any material respect.

3.14.3 Company holds all material permits, governmental licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities that are necessary for Company to conduct its present business without any material violation of Applicable Law other than Environmental Permits which are addressed in Section 3.21 (“Governmental Permits”), and all such Governmental Permits are in full force and effect. Company has not received any notice or other communication from any Governmental Authority that alleges (a) any actual or possible violation of law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

3.14.4 Neither Company nor, to the Company’s knowledge, any director, officer, agent or employee of Company has, for or on behalf of Company, (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other payment in violation of Applicable Law.

3.14.5 The Company does not sell or solicit, directly or indirectly, any products to any entity or enterprise located in those countries which are identified in Part 746 (Embargoes and Other Special Controls) of the U.S. Export Administration Regulations (“EAR”), in the Sanctions Program of the U.S. Department of Commerce, by the U.S. Foreign Assets Control Regulations (“OFAC”), or on the U.S. Department of State (“DOS”) Defense Trade Controls Embargo Reference Chart. None of the Company’s products are controlled under or subject to the International Traffic in Arms Regulations (“ITAR”). Section 3.14.5 of the Company Disclosure Letter includes a true, correct and complete list of all ECCNs, and any export licenses or CCATs (as applicable) for all products currently sold by, and all technologies of, the Company Business. Without limiting Section 3.14.1, the Company has at all times been, and is currently, in material compliance with all U.S. and foreign customs and import laws and regulations, and has paid all fees, duties, levies and other amounts required to be paid pursuant thereto.

3.14.6 The Company’s auditors and the auditing committee of the board of directors of the Company (or Persons fulfilling the equivalent function) are not aware of (i) any significant deficiency in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data (the “Internal Controls”) nor any material weaknesses in the Internal Controls; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

3.14.7 Since January 1, 2002, there has been no change in the Company’s Internal Controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Company is in full compliance with its ethics policy, if any, and no waivers contrary to the ethics policy, exist.

3.15 Certain Transactions and Agreements. To the Company’s knowledge, none of the Company’s officers or employees, nor any member of their immediate families, has any direct or indirect ownership interest in any firm or corporation that competes with, does business with, or has any contractual arrangement with, Company (except with respect to any interest in less than one percent (1%) of the stock of any corporation whose stock is publicly traded). To the Company’s knowledge, none of the officers, directors, or employees of Company, nor any member of their immediate families, is a party to, or otherwise directly or, with respect to the Company’s officers or employees, indirectly interested in, any contract or other arrangement with Company, except for normal compensation and benefits for services as an officer, director or employee thereof. To the Company’s knowledge, none of the officers or directors of Company or any member of their immediate families, nor any employee, has any interest in any property, real or personal, tangible or intangible (including, but not limited to, any Company IP Rights or any other Intellectual Property), that is used in, or that pertains to, the business of Company, except for the rights of a stockholder.

3.16 Employees, ERISA and Other Compliance; Independent Contractors.

3.16.1 Company is in compliance in all material respects with all applicable laws, agreements and contracts relating to employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including, but not limited to, employee compensation matters, and has correctly classified employees as exempt employees and non-exempt employees under the Fair Labor Standards Act. A list of all employees, officers and consultants of Company and their current title and/or job description, current compensation rates, bonuses paid during the last fiscal year, and accrued vacation and sick leave for all employees is set forth in Schedule 3.16.1 of the Company Disclosure Letter. Except as set forth in Schedule 3.16.1 of the Company Disclosure Letter, Company does not have any employment contracts or consulting agreements currently in effect that are not terminable at will (other than agreements with the primary purpose of providing for the confidentiality of proprietary information or assignment of inventions).

3.16.2 Company (a) is not now, nor has it ever been, subject to a union organizing effort, (b) is not subject to any collective bargaining agreement with respect to any of its employees, (c) is not subject to any other contract, written or oral, with any trade or labor union, employees’ association or similar organization, and (d) has no current labor disputes. The Company does not have knowledge (a) of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby will have a Material Adverse Effect on its labor relations, or (b) that any of the Key Employees intends to leave the Company’s employ. All of Company’s employees are legally permitted to be employed by Company in the United States of America in their current job capacities.

3.16.3 Schedule 3.16.3 of the Company Disclosure Letter lists (i) all “employee benefit plans” within the meaning of Section 3(3) of ERISA, and (ii) all other employee benefit, bonus or other incentive compensation, stock option, stock purchase, stock appreciation, severance pay, lay-off or reduction in force, change in control, sick pay, vacation pay, salary continuation, retainer, leave of absence, educational assistance, service award, employee discount, fringe benefit plans, arrangements, policies or practices, to which the Company contributes to or has any obligation to or liability for (collectively, the “Employee Plans”). Each Employee Plan may and provides that it may be amended or terminated at any time and, except for benefits protected under Section 411(d) of the Code or Section 204(g) of ERISA, all benefits payable to current or terminated employees or any beneficiary may be amended or terminated by the Company at any time without material liability. None of the Employee Plans is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (a “Defined Benefit Plan”) or is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) and the Company has never (i) sponsored, maintained or contributed to, or been obligated to contribute to, a Defined Benefit Plan or (ii) contributed to, or been obligated to contribute to, a Multiemployer Plan. The Company does not maintain or contribute to any welfare benefit plan that provides health benefits to an employee after the employee’s termination of employment or retirement except as required under Section 4980B of the Code and Sections 601 through 608 of ERISA (“COBRA”) or other applicable legal requirements. All expenses and liabilities relating to all of the Employee Plans described in Schedule 3.16.3 of the Company Disclosure Letter have been, and will on the Closing be, fully and properly accrued in compliance with GAAP and such Employee Plans have no unfunded liabilities not reflected on the Company Financial Statements in compliance with GAAP as of the date of the Company’s Financial Statements.

3.16.4 Each independent contractor that currently performs or has in the past performed services for the Company are subject to written agreements with the Company, copies of which have been provided to counsel for Parent. All such independent contractors have been fully paid all amounts due and owing to them by the Company through the Agreement Date, and there are no disputes or controversies between any such independent contractor and the Company whatsoever, including without limitation, disputes regarding amounts owned or ownership of Intellectual Property. All such written agreements are in full force and effect, and neither the Company nor any such independent contractor is in breach thereof.

3.17 Corporate Documents. Company has provided to Parent copies of documents and information identified in the Company Disclosure Letter or in any schedule thereto or in any other Exhibit or Schedule called for by this Agreement which are complete and correct in all material respects.

3.18 No Brokers; Fees. Neither Company nor any affiliate of Company is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and Parent will not incur any liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement, the Merger or any act or omission of Company or any of its employees, officers, directors, stockholders, agents or affiliates. Section 3.18 of the Company Disclosure Letter describes all of the Transaction Expenses the Company expects to incur (including all such expenses incurred to date).

3.19 Books and Records. The books, records and accounts of Company: (a) are in all material respects true, complete and correct; (b) have been maintained in accordance with good business practices on a basis consistent with prior years; (c) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of Company’s assets; and (d) accurately and fairly reflect the basis for the Company Financial Statements. Company has provided to Parent: (a) Company’s minute book containing records of all proceedings, consents, actions and meetings of Company’s Board of Directors, committees of the Board of Directors and Company Stockholders; and (b) Company’s stock ledger and journal reflecting all stock issuances and transfers, and all grants of other Company securities.

3.20 Insurance. Company maintains with third parties policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and retained amounts, and against such risks and losses, as the Company believes are reasonable, including without limitation all legally required workers’ compensation insurance and casualty, fire and general liability insurance. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and Company is otherwise in compliance with the terms of such policies and bonds and all such policies are in full force and effect. The Company does not have any knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.21 Environmental Matters.

3.21.1 Company is in material compliance with all applicable Environmental Laws (as defined below), which compliance includes the possession by Company of all material permits and other governmental authorizations required under applicable Environmental Laws (“Environmental Permits”), and compliance with the terms and conditions thereof, except to the extent failure to comply would not have a Material Adverse Effect. Company has not received any notice or other communication (in writing or otherwise), whether from a governmental body, citizens group, employee or otherwise, that alleges that Company is not in compliance with any Environmental Law, and, to the Company’s knowledge (without further inquiry), there are no facts that may prevent or interfere in any material respect with the compliance by Company with any current Environmental Law in the future. To Company’s knowledge (without further inquiry), no current or prior owner of any property leased, used, occupied or possessed by Company has received any written notice communication, whether from a governmental body, citizens group, employee or otherwise, that alleges that Company has not complied with, or is not in compliance with, any Environmental Law. All Environmental Permits are identified in Schedule 3.21 of the Company Disclosure Letter.

3.21.2 For purposes of this Section 3.21: (a) ”Environmental Law” means any applicable federal, state or local statute, law regulation or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of any Material of Environmental Concern, as amended to date, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Material of Environmental Concern; and (b) ”Material of Environmental Concern” includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law.

3.22 Board Actions. The Board of Directors of Company at a meeting duly held at or about the Agreement Date, has unanimously determined that the Merger is in the best interests of the Company stockholders and is on terms that are fair to such Company stockholders, and has resolved to recommend the Merger to the Company stockholders.

3.23 Products.

3.23.1 Each of the products produced, developed or sold by the Company is, and at all times up to and including the sale thereof by the Company has been in compliance in all material respects with all applicable federal, state, and local laws and regulations. Each of the products sold by the Company, when sold, conformed in all material respects to (x) the affirmations of fact made on the container of, or label affixed to, such product or (y) any written warranty extended by Company to a customer with respect to such product, in each case, subject to returns, repairs, defects and allowances consistent with past practice.

3.24 Customers. No customer of the Company (“Customer”) has canceled or otherwise terminated a purchase order or other contract with the Company. To the Company’s knowledge, no Customer has any intention or plans to terminate, cancel or otherwise adversely modify its relationship with the Company or to decrease or limit its purchase of the services or products of the Company.

3.25 Accounts Receivable. The accounts receivable shown on the Balance Sheet and the accounts receivable accrued as of the Closing Date on the books of the Company in the ordinary course of business in accordance with GAAP are: (a) valid obligations arising from sales actually made or services actually performed by Company in the ordinary course, and (b) not subject to setoffs, adverse claims, counterclaims, assessments, defaults, prepayments, defenses, and conditions precedent; and (b) true and correct statements of the accounts for merchandise actually sold and delivered to, or for services actually performed for and accepted by, such account debtors.

3.26 Inventory. All of the items in the Company’s Inventory are (a) valued on the Company Financial Statements at the lower of cost or market, on a first-in, first-out method (net of allowance for obsolete or slow moving Inventory) in accordance with GAAP; and (b) subject to amounts reserved therefor on the Company Financial Statements, of good and merchantable quality in all material respects, fit for the purpose for which they are intended, and saleable and useable in the ordinary course of business; (c) free of defects and damage; and (d) in quantities adequate and not excessive in relation to the circumstances of the Company and in accordance with the Company’s past inventory stocking practices. All of the items in Company’s Inventory meet the Company’s current standards and specifications.

3.27 Cash Balance. As of April 26, 2005, the Company had a cash balance of $16,423,358.07.

3.28 Disclosure. Neither this Agreement, nor the Company Disclosure Letter delivered by Company to Parent under this Agreement, taken together, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub hereby represent and warrant to Company that, except as set forth in the letter addressed to Company from Parent and dated as of the Agreement Date (including all schedules thereto) which has been delivered by Parent to Company concurrently herewith (the “Parent Disclosure Letter”), each of the representations, warranties and statements contained in the following sections of this Article 4 is true and correct as of the Agreement Date and will be true and correct on and as of the Closing Date. For all purposes of this Agreement, the statements contained in the Parent Disclosure Letter and its schedules shall also be deemed to be representations and warranties made and given by Parent and Sub under Article 4 of this Agreement.

4.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted. Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the corporate power and authority to own, operate and lease its properties and to carry on its business. Parent owns all of the issued and outstanding capital stock of Sub. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction where the properties owned, leased or operated by it or the nature its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate have a Material Adverse Effect on Parent. Parent has made available to Company true and complete copies of the Certificate of Incorporation and Bylaws of Sub, as currently in full force and effect.

4.2 Power, Authorization and Validity.

4.2.1 Power and Authority. Parent has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements and documents to which Parent is or will be a party that are required to be executed pursuant to this Agreement (the “Parent Ancillary Agreements”). The execution, delivery and performance of this Agreement and the Parent Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate and stockholder action on the part of Parent. Sub has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement and all agreements and documents to which it is or will be a party that are required to be executed pursuant to this Agreement (the “Sub Ancillary Agreements”). The execution, delivery and performance of this Agreement and the Sub Ancillary Agreements have been duly and validly approved and authorized by all necessary corporate and stockholder action on the part of Sub.

4.2.2 No Consents. No consent, approval, permit, order or authorization from, or registration, declaration or filing with, any Governmental Authority is necessary or required to be made or obtained by Parent or Sub to enable Parent and Sub to lawfully execute and deliver, enter into, and to perform their respective obligations under, this Agreement, the Parent Ancillary Agreements or the Sub Ancillary Agreements, and for Parent and Sub to consummate the Merger, except for: (a) the filing of the Certificate of Merger with the Delaware Secretary of State; (b) the filing by Parent of such reports and information with the SEC under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (c) such other filings as may be required by the Nasdaq Stock Market with respect to the Merger and the other transactions contemplated by this Agreement; and (d) such other filings, if any, as may be required in order for Parent to comply with applicable federal and state securities laws, (e) such filings and notifications as may be required to be made by the Parent in connection with the Merger under the HSR Act and applicable foreign antitrust laws and the expiration or early termination of applicable waiting periods under the HSR Act and applicable foreign antitrust laws and (f) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to the Company or Parent and would not prevent, materially alter or delay any of the transactions contemplated by the Agreement.

4.2.3 Enforceability. This Agreement has been duly executed and delivered by Parent and Sub. This Agreement and the Parent Ancillary Agreements are, or when executed by Parent will be, valid and binding obligations of Parent enforceable against Parent in accordance with their respective terms, subject only to the effect of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and the Sub Ancillary Agreements are, or when executed by Sub will be, valid and binding obligations of Sub enforceable against Sub in accordance with their respective terms, subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally, (b) rules of law and equity governing specific performance, injunctive relief and other equitable remedies, (c) filing of the Certificate of Merger with the Delaware Secretary of State and (d) such filings and notifications as may be required to be made by the Parent in connection with the Merger under the HSR Act and applicable foreign antitrust laws and the expiration or early termination of applicable waiting periods under the HSR Act and applicable foreign antitrust laws.

4.2.4 No Conflict. Neither the execution and delivery of this Agreement nor any of the Parent Ancillary Agreements or Sub Ancillary Agreements by Parent or Sub, nor the consummation of the Merger or any of the other transactions contemplated hereby or thereby, will conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under, (i) any provision of the Certificate of Incorporation or Bylaws of Parent or the Certificate of Incorporation or Bylaws of Sub, as currently in effect, (ii) any federal, state, local judgment, writ, decree or order naming Parent or Sub, or, to the Parent’s knowledge, any foreign judgment, writ, decree or order naming Parent or Sub, (iii) any statute, rule or regulation applicable to Parent, Sub or any of their respective material assets or properties, or (iv) any material instrument, obligation or agreement to which Parent or Sub is a party or by which its properties or assets are bound, or result in the creation of any lien, charge or other encumbrance upon any of the properties of Parent or Sub under the terms of any note, bond, mortgage or indenture or any other material instrument, obligation or agreement.

4.3 Finders or Brokers. None of Parent, Sub, the other Subsidiaries of Parent, the Boards of Directors (or any committee thereof) of Parent and Sub or any member of such Boards of Directors (or committee) has employed any agent, investment banker, broker, finder or intermediary in connection with the transactions contemplated hereby who might be entitled to a fee or any commission in connection with the Merger or the other transactions contemplated hereby.

4.4 SEC Documents/Financial Statements. Parent has made available to Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Parent since January 1, 2002 (collectively, the “Parent SEC Documents”). In addition, Parent has made available to Company all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to Company all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the “Parent Financial Statements”) were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements, included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

4.5 Parent Shares. All shares of Parent Common Stock which may be issued pursuant to the Merger will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and nonassessable, free and clear of any Encumbrances created by Parent (including restrictions on rights of disposition other than restrictions created under applicable securities laws) and not subject to any preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Parent or any Contract to which Parent is a party or by which it is bound.

ARTICLE 5

COVENANTS OF COMPANY

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 11, the Company covenants and agrees with Parent as follows:

5.1 Advise of Changes. Company will promptly advise Parent in writing of (a) (i) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Company contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate, (ii) any breach of any covenant or obligation of Company pursuant to this Agreement or any Company Ancillary Agreement, (b) Material Adverse Change in Company, (c) any material deterioration in the relationship with any key customer, advertiser, supplier or business partner of which Company becomes aware, or (d) any claim, action, suit, arbitration, mediation, proceeding or, to the Company’s knowledge, investigation by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against it, or known by Company to be threatened against Company or any of its officers, directors, employees or stockholders in their capacity as such, in the case of each of (a), (b), (c) and (d) above, such that the conditions set forth in Section 10.1, 10.2 or 10.3 would not be satisfied.

5.2 Conduct of Business. Except as set forth on Schedule 5.2 of the Company Disclosure Letter or as expressly contemplated by this Agreement, Company will continue to conduct its business in a manner consistent in all material respects with its past practices (including its working capital and cash management practices, the collection of receivables, the payment of accounts payable and the maintenance of inventories) and the Interim Company Budget and maintain its business relationships in the ordinary and usual course, and, except as specifically contemplated by the Interim Company Budget, Company will not, without the prior written consent of Parent:

(a) incur any indebtedness for borrowed money (other than in connection with the financing of ordinary course trade payables or as otherwise provided herein) or guarantee any such indebtedness of another Person;

(b) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of Company’s business, consistent with its past practices;

(c) enter into any Contract that involves payments of more than $50,000 either from or to Company (or payments from and to Company which exceed $50,000 in the aggregate) or that involves the performance of obligations over a period of three (3) months or more from the date of execution thereof, or take any other action not in the ordinary course of Company’s business, consistent with its past practices;

(d) grant any Encumbrance on any of its assets, other than purchase money Encumbrances in connection with purchase orders;

(e) sell, transfer or dispose of any of its assets except in the ordinary course of Company’s business, consistent with its past practice;

(f) enter into any material lease or contract for the purchase or sale of any property, whether real or personal, tangible or intangible;

(g) except as required by Applicable Law, pay any bonus, increased salary, severance or special remuneration to any officer, director, employee or consultant or enter into any employment agreement (other than at-will employment offer letters entered into in the ordinary course of business), consulting agreement (other than in the ordinary course of business and otherwise in compliance with this Section 5.2) or severance agreement with any such Person or create or amend any other Employee Plan;

(h) except as required by GAAP, materially change any of its accounting methods;

(i) declare, set aside or pay any cash or stock dividend or other distribution in respect of its capital stock, redeem, repurchase or otherwise acquire any of its capital stock or other securities (except for the repurchase of stock from employees, directors, consultants or contractors of Company in connection with the termination of their services to Company at the original purchase price of such stock or other securities), pay or distribute any cash or property to any stockholder or security holder of Company or make any other cash payment to any stockholder or security holder of Company; provided, however, that immediately prior to the Effective Time, the Company may distribute the Preclosing Dividend to the Company Stockholders in accordance with Section 2.5 hereof and Section 2 of the Fourth Article of the Company Charter;

(j) enter into any agreement of a nature required to be disclosed on Schedule 3.11 of the Company Disclosure Letter, or amend or terminate (except pursuant to its terms) any Company Material Agreement to which Company is a party;

(k) terminate, or modify the terms of, the Company’s agreements with any of the independent contractors which are in effect as of the date hereof;

(l) waive or release any material right or claim;

(m) issue, sell, create or authorize any shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, except for (i) the exercise of options, (ii) the exercise of warrants outstanding as of the Agreement Date, (iii) the issuance of shares of Company Common Stock upon the conversion of the Company Preferred Stock and (iv) issuance of options to new and existing employees of the Company in accordance with existing guidelines of the Company relating to grants to new and existing employees;

(n) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

(o) merge, consolidate or reorganize with, acquire, or enter into any other business combination with, any corporation, partnership, limited liability company or other entity (other than Parent or Sub);

(p) amend its Certificate of Incorporation or Bylaws (other than as may be necessary to facilitate this Agreement or the transactions contemplated hereby);

(q) license any of its technology or Intellectual Property, or acquire any Intellectual Property (or any license thereto) from any third party other than in the ordinary course of business consistent with past practices;

(r) materially change any insurance coverage;

(s) agree to any audit assessment by any taxing authority or file any federal or state income or franchise tax return unless copies of such returns have first been delivered to Parent for its review at a reasonable time prior to filing;

(t) modify or change the purchase prices of any capital stock of Company;

(u) except as reflected on the Balance Sheet and covered by an adequate reserve therefore, make any sale or acceleration of accounts receivable, or accrue liabilities not in the ordinary course or write off any notes or accounts receivable or portions thereof as uncollectible;

(v) discharge any lien or pay any obligation or liability (whether absolute, accrued, contingent or otherwise) other than current liabilities shown on the Balance Sheet, and current liabilities incurred thereafter;

(w) increase or decrease the Company’s Inventory quantities outside of the ordinary course or past practice;

(x) make any gifts or sell, transfer or exchange any property for less than the fair value thereof; or

(y) agree to do any of the things described in the preceding clauses 5.2(a) through 5.2(x).

5.3 Regulatory Approvals. Company will promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority which may be reasonably required, or which Parent may reasonably request, in connection with the consummation of the Merger or any other transactions contemplated by this Agreement or any Company Ancillary Agreement, including, without limitation, the filing within five (5) business days of the Agreement Date, a pre-merger notification in accordance with the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any antitrust notification in any other jurisdiction to the extent such notification is required or appropriate (as determined by Parent) under Applicable Law. Company will use all commercially reasonable efforts to obtain, and to cooperate with Parent to promptly obtain, all such authorizations, approvals and consents

5.4 Necessary Consents. Company will promptly obtain such written consents and authorizations of third parties and give notices to those third parties set forth on Schedule 9.7 of the Company Disclosure Letter and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable Parent to carry on Company’s Business immediately after the Effective Time and to keep in effect and avoid the breach, violation of, termination of, or adverse change to, any material Contract to which Company is a party or is bound or by which any of its assets is bound.

5.5 Litigation. Company will notify Parent in writing promptly after learning of any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against it, or known by Company to be threatened against Company or any of its officers, directors, employees or stockholders in their capacity as such.

5.6 No Other Negotiations. Company will not, and will not authorize, encourage or knowingly permit any director, officer, employee, stockholder, affiliate or agent of Company or any attorney, investment banker or other Person on Company’s behalf to, directly or indirectly: (i) solicit, initiate, encourage or knowingly induce the making, submission or announcement of any offer or proposal from any Person concerning any Alternative Transaction (as defined below) or take any other action that could reasonably be expected to lead to an Alternative Transaction or a proposal therefor; (ii) consider any inquiry, offer or proposal received from any party concerning any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that Company is not interested in any Alternative Transaction); (iii) furnish any information regarding Company to any Person (other than Parent) in connection with or in response to any inquiry, offer or proposal for or regarding any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that Company is not interested in any Alternative Transaction); (iv) participate in any discussions or negotiations with any Person (other than Parent) with respect to any Alternative Transaction (other than to respond to such inquiry, offer or proposal by indicating that Company is not interested in any Alternative Transaction); (v) cooperate with, knowingly facilitate or encourage any effort or attempt by any Person (other than Parent) to effect any Alternative Transaction; or (vi) execute, enter into or become bound by any letter of intent, agreement, commitment or understanding between Company and any Person (other than Parent) that is related to, provides for or concerns any Alternative Transaction. Company will promptly notify Parent orally and in writing of any inquiries or proposals received by Company or its directors or officers, or, to its knowledge, employees, stockholders, affiliates or agents regarding any Alternative Transaction and will identify the party making the inquiry or proposal and the nature and terms of any inquiry or proposal. Any violation of the restrictions set forth in this Section 5.6 by any director, officer or employee of Company or any attorney, investment banker or other director or representative of Company shall be deemed a breach of this Section 5.6 by Company to the extent any action resulting in such violation was taken at the direction of the Company or with the Company’s advance knowledge. As used herein, the term “Alternative Transaction” means any commitment, agreement or transaction involving or providing for the possible disposition of all or any substantial portion of Company’s business, assets or capital stock, whether by way of merger, consolidation, sale of assets, sale of stock, stock exchange, tender offer and/or any other form of business combination.

5.7 Access to Information. Subject to the terms and conditions of this Agreement and the Non-Disclosure Agreement, Company will allow Parent and its agents reasonable access at reasonable times to the files, books, records, technology, contracts, personnel and offices of Company, including, but not limited to, any and all information relating to Company’s taxes, commitments, contracts, leases, licenses, liabilities, financial condition and real, personal and intangible property. Company will use its commercially reasonable best efforts to cause its accountants to cooperate with Parent and its agents in making available all financial information reasonably requested by Parent, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

5.8 Satisfaction of Conditions Precedent. Company will use best efforts to satisfy or cause to be satisfied all the conditions precedent which are set forth in Article 10, and Company will use best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated as soon as practicable following the Agreement Date in accordance with the terms of this Agreement.

5.9 Company Stockholder Approval.

(a) Promptly after the Agreement Date, Company will take all action necessary in accordance with the Delaware Corporation Law and its Certificate of Incorporation and Bylaws to convene a special meeting of Company Stockholders to be held as promptly as practicable for the purpose of voting upon approval and adoption of this Agreement and approval of the Merger or to secure the written consent of Company Stockholders (such meeting or written consent, the “Company Stockholders’ Approval”). Company will use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and approval of the Merger and will take all other action necessary to secure the vote or consent of its stockholders required by the rules of the Delaware Corporation Law and Company’s Certificate of Incorporation and Bylaws to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, if a meeting of the Company Stockholders is held to seek the Company Stockholders’ Approval, Company may adjourn or postpone a Company stockholders’ meeting to the extent necessary to ensure that there are sufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business at the Company Stockholders’ meeting. Company shall ensure that the Company Stockholders’ meeting is called, noticed, convened, held and conducted, and that all proxies solicited by Company in connection with the Company Stockholders’ meeting are solicited, in compliance with the Delaware Corporation Law, its Certificate of Incorporation and Bylaws and all other applicable legal requirements. Company’s obligation to call, give notice of, convene, hold and conduct the Company Stockholders’ Approval shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Alternative Transaction, or by any withdrawal, amendment or modification of the recommendation of the Board of Directors of Company with respect to this Agreement or the Merger.

(b) The Board of Directors of Company shall recommend that Company’s stockholders vote in favor of and adopt and approve this Agreement and approve the Merger at the Company Stockholders’ meeting or by the written consent of Company Stockholders. Any communication sent to Company Stockholders shall include a statement to the effect that the Board of Directors of Company has recommended that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger at the Company Stockholders’ meeting or by the written consent of Company Stockholders. Neither the Board of Directors of

Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger.

5.10 Retention of Employees. Company will use all commercially reasonable efforts to retain for continued employment by Parent or its affiliate all employees of Company identified by Parent, and Company will promptly notify Parent if any of Company’s officers receive oral or written notice or otherwise become aware that any of such employees intends to leave Company’s employ.

5.11 Noncompetition Agreements. Each of the individuals listed on Schedule 5.11 shall execute and deliver to Parent a noncompetition agreement in the form attached hereto as Exhibit C (“Noncompetition Agreement”).

5.12 Statement of Cash and Transaction Expenses. On the Closing Date, Company shall deliver to Parent a statement of Closing Company Cash and Transaction Expenses which statement shall be subject to the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed by Parent).

ARTICLE 6

PARENT COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time or (b) the termination of this Agreement in accordance with the provisions of Article 11 (or during such other time period as may be specified below) (or in the case of Section 6.6 and Section 6.7 below, after the Effective Time for the period therein provided), Parent covenants and agrees with Company as follows:

6.1 Advise of Changes. Parent will promptly advise Company in writing of any (a) (i) event occurring subsequent to the Agreement Date that would render any representation or warranty of Parent or Sub contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate, (ii) breach of any covenant or obligation of Parent or Sub pursuant to this Agreement, any Parent Ancillary Agreement or any Sub Ancillary Agreement (in each case, such that the conditions set forth in Section 9.1 or 9.2 would not be satisfied), or (a) Material Adverse Change in Parent.

6.2 Regulatory Approvals. Parent will promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority which may be reasonably required, or which Company may reasonably request, in connection with the consummation of the Merger or any other transactions contemplated by this Agreement, any Parent Ancillary Agreement or any Sub Ancillary Agreement, including, without limitation, the filing within five (5) business days of the Agreement Date a pre-merger notification in accordance with the HSR Act and any antitrust notification in any other jurisdiction to the extent such notification is required or appropriate (as determined by Parent) under Applicable Law. Parent will use its commercially reasonable efforts to obtain, and to cooperate with Company to promptly obtain, all such authorizations, approvals and consents. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its affiliates shall be under any obligation to make proposals, execute or carry out agreements, or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent, or any of its affiliates or Company, or the holding separate of the shares of Company Stock or imposing or seeking to impose any limitation on the ability of Parent or any of its Subsidiaries or affiliates to conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Stock.

6.3 Registration Statement.

6.3.1 Registration Statement; Information Statement. Parent will use its reasonable efforts prior to the Closing to register the shares constituting the Stock Consideration (including the shares issuable and issued in the amount equal to the Additional Distribution Amount pursuant to Section 2.5) to permit the resale thereof, as follows:

(a) Parent shall file a registration statement on Form S-4 pursuant to which shares of Parent Common Stock issued in the Merger (including the shares issuable and issued in the amount equal to the Additional Distribution Amount pursuant to Section 2.5) will be registered with the SEC (the “Registration Statement”) within five (5) business days of the Agreement Date. Company hereby covenants and agrees that the information supplied and to be supplied to Parent by Company for inclusion in the Registration Statement shall not contain, either at the time such information is provided to Parent or at the time the Registration Statement is declared effective by the SEC, any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied and to be supplied by Company for inclusion in the information statement/prospectus (the “Information Statement”) to be sent to the stockholders of Company in connection with the Company Stockholder’s meeting held for the purpose of voting upon the approval and adoption of this Agreement and approval of the Merger or the solicitation of the written consent of the stockholders of Company concerning the approval of the Merger (the “Company Stockholder Consents”) shall not, on the date the Information Statement is first mailed to stockholders of Company, on the date the Company Stockholder Consents are required to be returned to Company, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Information Statement not false or misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of the Company Stockholder Consents which has become false or misleading. If at any time prior to the Effective Time any event relating to Company or any of its respective officers, directors or affiliates should be discovered by Company which should be set forth in an amendment to the Registration Statement or a supplement to the Information Statement, Company shall promptly inform Parent.

(b) Parent hereby covenants and agrees that the information supplied and to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light if the circumstances under which they were made, not misleading. The information supplied and to be supplied by Parent for inclusion or incorporation by reference in the Information Statement shall not, on the date the Information Statement is first mailed to stockholders of Company, on the date the Company Stockholders Consents are to be returned to Company, or at the Effective Time, contain any statement which, at such time and in such light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Information Statement not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of the Company Stockholders Consents which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its officers, directors or affiliates should be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Information Statement, Parent shall promptly inform Company.

6.4 Blue Sky Laws. Parent shall use commercially reasonable efforts to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Parent Common Stock in connection with the Merger. The Company shall take such steps to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

6.5 Satisfaction of Conditions Precedent. Parent will use its commercially reasonable efforts to satisfy or cause to be satisfied all of the conditions precedent which are set forth in Article 9, and Parent will use its commercially reasonable efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable following the Agreement Date in accordance with the terms of this

Agreement. Parent shall not take any action that is reasonably likely to result in the delay in the consummation of the transactions contemplated hereby.

6.6 Indemnification of Former Directors and Officers of Company.

(a) Parent shall, and shall cause the Surviving Company to, maintain and perform in the same manner Company’s existing indemnification obligations with respect to present and former directors, officers, employees and agents of Company entitled to indemnification (each a “Company Indemnified Person”) to the extent required under Applicable Law and Company’s Certificate of Incorporation and Bylaws in effect as of the Agreement Date (to the extent consistent with Applicable Law), for a period of not less than six (6) years after the Effective Time.

(b) In furtherance of the obligations set forth in sub-Section (a) above, during the six (6) year period following the Effective Time (i) Parent shall cause the Certificate of Incorporation and Bylaws of the Surviving Company to contain provisions with respect to exculpation and indemnification that are at least as favorable to Company Indemnified Persons as those contained in the Certificate of Incorporation and Bylaws of Company in effect on the Agreement Date, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Persons, and (ii) Parent shall, and shall cause the Surviving Company to, fulfill and honor in all respects the obligations of Company pursuant to the indemnification agreements between Company and Company Indemnified Persons, listed on Schedule 6.6(b) of the Company Disclosure Letter, copies of which have been made available to Parent.

(c) For a period of six (6) years after the Effective Time, Parent agrees to defend, indemnify, and hold harmless Company’s officers and directors with respect to any claim that such person either (i) breached such person’s fiduciary duties to the Company and its shareholders or (ii) did not act in good faith, in a manner the person believed or reasonably believed to be in the best interests of the Company and its shareholders, in either case, in recommending and approving that the Company enter into the April 25, 2005, letter of intent with Parent and this Agreement; provided, however, that any indemnification obligations of Parent pursuant to this Section 6.6(c) shall terminate upon any termination of this Agreement pursuant to Article 12 hereof.

(d) In the event (i) Parent or the Surviving Company consolidates with or merges into any other entity and Parent or the Surviving Company is not the continuing or Surviving Company or entity of such consolidation or merger, or (ii) Parent or the Surviving Company transfers or conveys all or substantially all of Parent’s or Surviving Company’s properties and assets to any entity, then and in each such case, to the extent necessary to effect the purposes of this Section 6.6, proper provision shall be made so that the successors and assigns of Parent or Surviving Company, as the case may be, assume the obligations set forth in this Section 6.6 and none of the actions described in clause (i) or (ii) shall be taken until such provision is made.

(e) The provisions of this Section 6.6 are intended to be for the benefit of, and will be enforceable by, each Company Indemnified Person.

6.7 Employee Matters.

6.7.1 By no later than seven days following the Agreement Date, Parent shall provide Welcome Letters to the employees of the Company who will be employees of Parent or an affiliate thereof following the Effective Time (the “Continuing Employees”), which Welcome letters shall be issued to the persons and contain the terms of employment discussed and agreed between Parent and the Company prior to the Agreement Date.

6.7.2 Immediately following the Effective Time and in any event within seven (7) days following the Effective Time, certain of the Continuing Employees shall be granted options under a Parent Stock Option Plan and in accordance with Parent’s stock option guidelines for the grant of stock options in amounts consistent with option levels discussed and agreed between Parent and the Company prior to the Agreement Date. The shares underlying such option grants shall be registered on a Form S-8 and in conformance with the proposed allocation schedule provided to Company prior to the Agreement Date.

6.7.3 Following the Effective Time, Parent or its affiliates will, or will cause the Surviving Company to, provide to each Continuing Employee employee benefits that are comparable in the aggregate to employee benefits provided to similarly situated employees of Parent; provided, however, that unless and until participation in the benefit plans of Parent and its affiliates as described in the preceding sentence is made available to the Continuing Employees, Parent shall cause the Surviving Company to maintain the Company’s 401K plan and health and welfare benefit plans for the benefit of the Continuing Employees, subject to its right to amend or terminate any such plans in its sole discretion; provided, however, that prior to terminating any such plans, Parent shall take commercially reasonable efforts to replace such benefits prior to such termination. To the extent that Continuing Employees become eligible for and commence participation in the employee pension and welfare benefit plans of Parent (collectively, the “Parent Plans”), such Continuing Employees shall receive full credit for prior service with Company for purposes of (i) eligibility and vesting under the Parent Plans, and (ii) determination of benefits levels under the applicable Parent Plans or policies relating to vacation or severance; provided, however, that no such service shall be credited to the extent it would (A) result in a duplication of benefits or (B) otherwise cause Parent or its affiliates or any Parent Plan to pay for benefits that relate to any time period prior to the Continuing Employees’ commencement of participation in the Parent Plans. With respect to any health plans in which Continuing Employees are eligible to participate after the Effective Time, subject to the terms of the applicable plan, Parent and its affiliates shall undertake commercially reasonable efforts to waive all limitations as to pre-existing conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees (to the extent such exclusion was waived under applicable health plans offered to such employees by Company).

ARTICLE 7

NOVATION

7.1 Novation.

7.1.1 The parties agree that novation agreements should not be necessary, but recognize that, in accordance with certain statutes and regulations, including the Federal Acquisition Regulation (“FAR”) 42.1200 et seq., a Governmental Authority may, through the appropriate contracting officer, require Parent and/or the Surviving Company to enter into a novation agreement or other form of approval for the full transfer and assignment of the contracts between the Company and such Governmental Authority to Parent and/or the Surviving Company and that an application for novation or other approvals will not be made until after the execution of this Agreement and may take a substantial amount of processing time.

7.1.2 Promptly following the execution of this Agreement, if any contracting officer requests novation of contracts between the Company and any Governmental Authority, the parties shall cooperate in an attempt to persuade the contracting officer that a novation is not necessary in light of the nature of this transaction. If unsuccessful in persuading the contracting officer, however, each party shall promptly complete its respective portion of the documentation required for novation of each contract with any Governmental Authority pursuant to FAR Subpart 42.12, including FAR 42.1204(b), 42.1204(e) and 42.1204(f) as well as by reasonable request of the Governmental Authority, and the Parent shall deliver its portion to Company. Company shall promptly submit the required documentation to the appropriate contracting officer and provide a copy thereof to Parent. Each party will thereafter, promptly and in coordination with the other party, respond appropriately to any requests from the contracting officer for additional information or documentation relating to such novation or other approval. Each party shall keep the other fully informed, on a current and timely basis, as to the progress of the novation or other approval process and provide copies of all letters, correspondence, and other material documents to or from the Governmental Authority with respect thereto. If the appropriate contracting officer (i) provides no acknowledgment of or response to the notice of change in ownership and control within thirty (30) days, or (ii) asserts that novation of the contracts for any Governmental Authority is required, but then refuses to permit novation of a contracts for any Governmental Authority under substantially the same terms and conditions as in effect at the time of the Closing in the name of Parent and/or Surviving Company and without material adverse conditions upon either Company or Parent within ninety (90) days and, (A) such decision is no longer appealable by law or regulation, or (B) the parties jointly agree that such decision cannot or should not as a practical matter be further pursued, appealed, or submitted for reconsideration, the parties shall for a period of thirty (30) days consult in good faith on how to proceed.

ARTICLE 8

CLOSING MATTERS

8.1 The Closing. Subject to termination of this Agreement as provided in Article 11, the closing of the transactions to consummate the Merger (the “Closing”) will take place at the offices of Morrison & Foerster LLP, 755 Page Mill Road, Palo Alto, California at 10:00 a.m., Pacific Time on the first business day after all of the conditions to Closing set forth in Articles 9 and 10 have been satisfied and/or waived (other than those that by their terms are to be satisfied or waived at the Closing) in accordance with this Agreement, or at such other place, time or date as Parent and Company may mutually agree (the “Closing Date”). Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by Parent and Company, the Certificate of Merger will be filed with the Delaware Secretary of State.

8.2 Exchange.

8.2.1 At the Effective Time, outstanding shares of Company Stock as of immediately prior to the Effective Time (other than Dissenting Shares for which dissenters rights have been or will be perfected in accordance with the California Law or Delaware Corporation Law) will, by virtue of the Merger and without further action, be cancelled and extinguished, and all such shares will be automatically converted into the right to receive from Parent, and shall be exchangeable for, the number of shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 2.1.2, subject to the provisions of Sections 2.1.3 and 2.3.

(a) Promptly following the Agreement Date, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the shares of Parent Common Stock distributable pursuant to Section 2.1.2 hereof certificates (the “Company Certificates”) representing shares of Company Stock outstanding as of immediately prior to the Effective Time. Prior to the Effective Time, Parent shall make available, subject to Section 2.3 hereof, to the Exchange Agent, certificates evidencing Parent Common Stock equal to the Stock Consideration to be paid in respect of Company Stock outstanding as of immediately prior to the Effective Time. As promptly as reasonably practicable following the Effective Time, and in any event within two (2) business days, Parent shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, (i) a letter of transmittal in substantially the form attached hereto as Exhibit D and (ii) instructions for use in effecting the exchange of Company Certificates and Uncertificated Shares for the shares of Parent Common Stock distributable pursuant to Section 2.1.2 and Section 2.2.

(b) Each holder of Company Stock that, by virtue of the Merger, has been canceled and extinguished and automatically converted into the right to receive the Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of (i) a Company Certificate (or upon delivery of an affidavit of lost certificate and an indemnity in customary and reasonable form (an “Affidavit”)), together with (ii) a properly executed and completed letter of transmittal, the Merger Consideration payable for each share of Company Stock represented by such Company Certificate or Affidavit, as the case may be. For purposes of clarification, in the event a Company Stockholder shall have complied with clauses (i) and (ii) above prior to the Closing Date, Parent shall cause the Exchange Agent to deliver to such Company Stockholder, at the Effective Time, the Merger Consideration payable with respect to the Company Stock represented by such surrendered Company Certificates or Affidavit, as the case may be.

8.2.2 After the Effective Time there will be no further registration of transfers on the stock transfer books of Company or its transfer agent of any shares of capital stock of Company that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates or an Affidavit are presented for any reason, they will be cancelled and exchanged as provided in this Section 8.2.

8.2.3 Until Company Certificates representing shares of Company Stock that are outstanding immediately prior to the Effective Time are surrendered pursuant to Section 8.2.1, such Company Certificates will be deemed, for all purposes, to evidence only ownership of the right to receive shares of Parent Common Stock as determined in accordance with the provisions of Section 2.1.2 and subject to the provisions of Section 2.3.

8.3 Appraisal Rights. If holders of Company Stock are entitled to dissenters’ or appraisal rights pursuant to the California Law or Delaware Corporation Law in connection with the Merger, any shares held by Company Stockholders who exercise and perfect such appraisal rights or rights of dissenting shares (“Dissenting Shares”) will not be converted into a right to receive the shares of Parents Common Stock otherwise distributable to such holders pursuant to Section 2.1.2 hereof, but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California Law or Delaware Corporation Law, as applicable. Company shall give Parent prompt notice (and in no event more than two business days) of any demand received by Company for appraisal of Company Stock. Company agrees that, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), it will not voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal. In the event that any such Company Stockholder fails to make an effective demand for payment or otherwise loses his status as a holder of Dissenting Shares, Parent shall, as of the later of the Effective Time or ten business days from the occurrence of such event, deliver, upon surrender by such stockholder of its Company Certificate(s) in accordance with Section 8.2.1(b), the shares of Parent Common Stock that would have been allocated to such Dissenting Shares under Section 2.1.2 subject to the provisions of Section 2.3.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF COMPANY

Company’s obligation to consummate the Merger are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Company, but only in a writing signed by Company):

9.1 Accuracy of Representations and Warranties. The representations and warranties of Parent and Sub set forth in this Agreement (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing, with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates). At the Closing, Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent and Sub, by an authorized officer of Parent.

9.2 Covenants. Each of Parent and Sub will have performed and complied in all material respects with all of its covenants contained in this Agreement on or before the Closing (to the extent that such covenants require performance by Parent on or before the Closing). At the Closing, Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent and Sub, by an authorized officer of Parent.

9.3 Compliance with Law; No Legal Restraints. There will not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action or proceeding, or any judgment or ruling by any Governmental Authority, that prohibits or renders illegal or imposes material limitations on the Merger or any other material transaction contemplated by this Agreement, any Parent Ancillary Agreement or any Sub Ancillary Agreement.

9.4 Government Consents. There will have been obtained at or prior to the Closing Date such permits or authorizations, and there will have been taken all such other actions required by any Governmental Authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Merger, including, but not limited to, requirements under applicable federal and state securities laws.

9.5 Company Stockholder Approval. This Agreement and the Merger shall have been duly and validly approved, as required by Delaware Corporation Law, California Law, the Company’s Certificate of Incorporation and Bylaws, by the vote of at least (a) a majority of Company Common Stock entitled to vote thereon, voting together as a class, (b) a majority of Company Preferred Stock entitled to vote thereon, voting together as a class, (c) a majority of Company Series E Preferred Stock entitled to vote thereon, voting together as a class, (d) a majority of Company Series A Prime Preferred Stock, Series B Prime Preferred Stock, Series C Prime Preferred Stock and Series D Prime Preferred Stock entitled to vote thereon, voting together as a class, and (e) a majority of Company Stock entitled to vote thereon, voting together as a class (the “Stockholder Approval”).

9.6 Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order, and all permits and other authorizations required (if any) under applicable state blue sky laws for the issuance of the Stock Consideration pursuant to the Merger (including the shares issuable and issued in the amount equal to the Additional Distribution Amount pursuant to Section 2.5), shall have been obtained.

9.7 Opinion of Parent’s Counsel. Company Stockholders will have received from Morrison & Foerster LLP, counsel to Parent, an opinion opining to the matters set forth in Exhibit E.

9.8 No Material Adverse Change. There will not have been any Material Adverse Change in the Parent from the Agreement Date (whether or not resulting from a breach in any representation, warranty or covenant in this Agreement), and, at the Closing, the Company will have received a certificate to such effect executed by Parent’s Chief Financial Officer or another executive officer of Parent.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF PARENT

Parent’s obligation to consummate the Merger are subject to the fulfillment or satisfaction, on and as of the Closing, of each of the following conditions (any one or more of which may be waived by Parent, but only in a writing signed by Parent):

10.1 Accuracy of Representations and Warranties. The representations and warranties of Company set forth in this Agreement (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing, with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that, by their terms, speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing, Parent will have received a certificate to such effect executed by Company’s President or Chief Executive Officer with respect to the representations and warranties given by Company in Article 3 hereof.

10.2 Covenants. Company will have performed and complied in all material respects with all of its covenants contained in this Agreement at or before the Closing (to the extent that such covenants require performance by Company on or before the Closing), and at the Closing Parent will have received a certificate to such effect executed by Company’s President or Chief Executive Officer.

10.3 No Material Adverse Change. There will not have been any Material Adverse Change in the Company from the Agreement Date (whether or not resulting from a breach in any representation, warranty or covenant in this Agreement), and, at the Closing, Parent will have received a certificate to such effect executed by Company’s President or Chief Executive Officer.

10.4 Compliance with Law; No Legal Restraints; No Litigation. Since the Agreement Date, there will not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action or proceeding, or any judgment or ruling by any Governmental Authority, that prohibits or renders illegal or imposes limitations on: (a) the Merger or any other material transaction contemplated by this Agreement or any Company Ancillary Agreement; or (b) Parent’s right (or the right of any Subsidiary of Parent) to own, retain, use or operate any of its products, properties or assets (including securities, properties or assets of Company) on or after consummation of the Merger or seeking a disposition or divestiture of any such products, properties or assets, in each case, as a result of the Merger. No litigation or proceeding will be threatened in writing or pending against Company or Parent (or any of Parent’s Subsidiaries) by a Governmental Authority for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement, or which could be reasonably expected to have a Material Adverse Effect on Company or Parent.

10.5 Government Consents. There will have been obtained at or prior to the Closing Date such permits or authorizations, and there will have been taken all such other actions by any Governmental Authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Merger.

10.6 Opinion of Company’s Counsel. Parent will have received from Heller Ehrman LLP, counsel to Company, an opinion opining to the matters set forth in Exhibit F.

10.7 Consents. Parent shall have received duly executed copies of all third-party consents, approvals, assignments, novations, notices, releases, waivers, authorizations or other certificates set forth in Schedule 10.7 of the Company Disclosure Letter.

10.8 Company Stockholder Approvals.

(a) The Stockholder Approval shall have been obtained. In addition, Company shall have submitted for the requisite stockholder approval under Section 280G(b)(5) of the Code any payments or benefits that could be considered “excess parachute payments” within the meaning of Section 280G of the Code (absent such approval) to the persons listed on Schedule 3.7.2 of the Company Disclosure Letter and shall require each such person to subject his existing benefits and payments that could, absent such stockholder approval, be considered “excess parachute payments” to the stockholder approval requirements of Section 280G(b)(5) of the Code.

(b) This Agreement, the Company Ancillary Agreements and the Merger will have been duly and validly approved, authorized and adopted, as required by applicable law and Company’s Certificate of Incorporation and Bylaws, by the valid and affirmative vote of more than ninety percent (90%) of the outstanding shares of Company Stock (on an as-converted to Company Common Stock basis).

10.9 Employment and Consulting Matters. (a) Each of the Key Employees shall have confirmed in writing the terms of his or her employment with Company in substantially the forms attached hereto as Exhibit G, (b) none of the Key Employees shall have terminated their employment with Company, (c) Norbert Puetz shall have entered into an offer letter for employment or consulting agreement in a form acceptable to the Parent (d) Mark Thomas shall have entered into an offer letter in a form acceptable to the Parent and (e) Larry Coldren shall have entered into a consulting agreement and noncompetition agreement in a form acceptable to the Parent.

10.10 Termination of Company Options. All Company Options and Company Warrants shall have been terminated in full at or prior to the Effective Time.

10.11 Ancillary Agreements. Each Noncompetition Agreement shall be in full force and effect.

10.12 Resignation of Directors and Officers. The directors and officers of Company in office immediately prior to the Effective Time will have resigned as directors and officers of the Company in writing effective as of the Effective Time.

10.13 Consideration Allocation Certificate. Company shall deliver the Consideration Allocation Certificate, which spreadsheet shall be certified as complete and correct by the President or Chief Executive Officer of the Company as of the Closing and which shall separately list, as of the Closing, all Company Stockholders and their respective addresses as reflected in the Company’s stock records, the number of shares of Company Stock held by such persons and the respective certificate numbers, the Merger Consideration and Preclosing Dividend to be paid to each Company Stockholder, a description and the amount of the Transaction Expenses, and the amount of Escrow Cash to be deposited on behalf of each Company Stockholder.

10.14 Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order, and all permits and other authorizations required (if any) under applicable state blue sky laws for the issuance of the Stock Consideration pursuant to the Merger (including the shares issuable and issued in the amount equal to the Additional Distribution Amount pursuant to Section 2.5), shall have been obtained.

10.15 FIRPTA Certificate. The Company shall deliver to Parent a duly and properly executed statement in a form provided to the Company by Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

ARTICLE 11

TERMINATION OF AGREEMENT

11.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Parent and Company.

11.2 Unilateral Termination.

11.2.1 Either Parent or Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger.

11.2.2 Either Parent or Company, by giving written notice to the other, may terminate this Agreement at any time prior to the Effective Time if the Merger shall not have been consummated by midnight Pacific Time on the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 11.2.2 shall not be available to any party whose failure to perform any of its obligations or covenants under this Agreement was a principal cause of or resulted in the failure of the Merger to occur on or before the Termination Date.

11.2.3 Either Parent or Company may terminate this Agreement at any time prior to the Effective Time if the other has committed (or, in the case of a termination by Company, Sub or Parent has committed) a material breach of (a) any of such party’s representations and warranties contained in this Agreement or (b) any of such party’s covenants contained in this Agreement (in either case, such that the conditions in Section 9.1 or 9.2 or Section 10.1 or 10.2, as the case may be, would not be satisfied as of the time of such breach), and has not cured such material breach within the earlier of (i) twenty (20) days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 11.2.3 or (ii) the Termination Date.

11.2.4 Either Parent or Company, by giving written notice to the other, may terminate this Agreement prior to the Effective Time if the required approval of the holders of Company Stock contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 11.2.4 shall not be available to Company where the failure to obtain such approval shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach of this Company of this Agreement.

11.3 No Liability for Termination. Termination of this Agreement by a party (the “Terminating Party”) in accordance with the provisions of this Article 11 will not give rise to any obligation or liability on the part of the Terminating Party on account of such termination; provided, however, that nothing herein shall relieve a party from liability for an intentional breach of this Agreement. The provisions of this Article 11 and Article 13 shall survive any termination of this Agreement.

11.4 Forgiveness of Parent Loan. In the event of a termination of this Agreement effected in compliance with Section 11.2.1 or, if such termination is effected by the Company in compliance with Section 11.2.2 or 11.2.3 hereof, the Parent Loan shall be forgiven in all respects and no further principal, interest or other amounts shall be owing from the Company to Parent thereunder.

ARTICLE 12

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION AND REMEDIES, CONTINUING

COVENANTS

12.1 Survival of Representations. All representations and warranties of Company contained in this Agreement and certificates contemplated hereby will remain operative and in full force and effect, regardless of any investigation made by or on behalf of any of the parties to this Agreement, until the earlier of (a) the termination of this Agreement in accordance with its terms and (b) the twelve month anniversary of the Closing Date. All representations and warranties of Parent and Sub contained in this Agreement and the other agreements, certificates and documents contemplated hereby will remain operative and in full force and effect into perpetuity, regardless of any investigation made by or on behalf of any of the parties to this Agreement. All covenants of the parties shall survive according to their respective terms.

12.2 Agreements to Indemnify.

12.2.1 Each Company Stockholder shall, severally and not jointly, indemnify and hold harmless, Parent and the Surviving Company and their respective officers, directors, agents, representatives, stockholders, stockholders and employees, and each Person, if any, who controls or may control Parent or the Surviving Company within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, liabilities and expenses including reasonable attorneys’ fees, other professionals’ and experts’ reasonable fees, and court or arbitration costs (hereinafter collectively referred to as “Damages”) directly or indirectly incurred, paid or otherwise sustained by a Parent Indemnified Person in connection with or resulting from or arising out of: (a) any breach of, or default in, any of the representations, warranties or covenants given or made by Company in this Agreement, as modified by the Company Disclosure Letter or in any certificate delivered by or on behalf of Company or an officer of Company pursuant hereto; and (b) any Excess Transaction Expenses.

12.2.2 Any Claim made by a Parent Indemnified Person under Section 12.2 must be raised in a writing delivered to the Representatives (as defined in Section 12.4) by no later than the Escrow Release Date and, if raised by such date, such Claim shall survive the Escrow Release Date until final resolution thereof pursuant to the terms of this Agreement.

12.2.3 Parent and Sub shall, jointly and severally, indemnify and hold harmless the Company Stockholders and their respective officers, directors, agents, representatives, stockholders and employees, and each Person, if any, who controls or may control such Company Stockholder within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as a “Company Stockholder Indemnified Person” and collectively as the “Company Stockholder Indemnified Persons”) from and against any and all Damages directly or indirectly incurred, paid or accrued in connection with or resulting from or and arising out of any breach of, or default in, any of the representations, warranties or covenants given or made by Parent or Sub in this Agreement or in any Parent Ancillary Agreement or in any Sub Ancillary Agreement or in any certificate delivered by or on behalf of Parent or Sub pursuant hereto.

12.3 Limitation.

12.3.1 Notwithstanding anything to the contrary set forth herein, the Company Stockholders shall not have any liability under Section 12.2.1(a) unless the aggregate of all Damages thereunder exceeds $400,000 (the “Damage Threshold”), in which case the Parent Indemnified Persons shall be entitled to recover all Damages, including the amount equal to the Damage Threshold.

12.3.2 Notwithstanding anything to the contrary set forth herein, except for fraud by a Company Stockholder, the liability of each such Company Stockholder pursuant to Section 12.2.1 hereof shall not exceed such Company Stockholder’s pro rata portion of the Escrow Cash, based on such Company Stockholder’s Pro Rata Share.

12.3.3 Any Claims made by Parent Indemnified Persons under Section 12.2.1 shall be satisfied through Claims made against the Escrow Cash. If the Merger is consummated, recovery from the Escrow Cash shall be the sole and exclusive remedy for the indemnity and all other obligations under the Agreement except in the case of fraud by Company or a Company Stockholder. The liability of the Company Stockholders with respect to any Claim hereunder shall be reduced by any insurance proceeds actually received by the Parent Indemnified Persons in connection with any Damages.

12.4 Appointment of Representatives.

12.4.1 By voting in favor of the Merger or participating in the Merger and accepting the benefits thereof, each Company Stockholder shall be deemed to have approved the designation of and hereby designates each of Ronald Nelson and Charles Froland as the representatives of the Company Stockholders and as the attorneys-in-fact and agents for and on behalf of each Company Stockholder (together, the “Representatives”) with respect to Claims for Damages from the Escrow Cash under Article 12 and the taking by the Representatives of any and all actions and the making of any decisions required or permitted to be taken by the Representatives under this Agreement, including the exercise of the power to: (a) authorize the release or delivery to Parent of Escrow Cash in satisfaction of Claims by Parent or any other Parent Indemnified Person pursuant to Article 12; (b) agree to, negotiate, enter into settlements and compromises of, demand arbitration of, and comply with orders of courts and awards of arbitrators with respect to, such Claims; (c) arbitrate, resolve, settle or compromise any Claim for recovery of Damages from the Escrow Cash made pursuant to Article 12; and (d) take all actions necessary in the judgment of the Representatives for the accomplishment of the foregoing. The Representatives will have authority and power to act on behalf of each Company Stockholder with respect to the disposition, settlement or other handling of all Claims for recovery of Damages from the Escrow Cash under Article 12. The Company Stockholders will be bound by all actions taken and documents executed by the Representatives in connection with Claims for recovery of Damages from the Escrow Cash under Article 12, and Parent will be entitled to rely on any action or decision of the Representatives. Each of the individuals serving as a Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Cash then on deposit with the Escrow Agent upon not less than ten days prior written notice to Parent. No bond shall be required of the Representatives, and the Representatives shall receive no compensation for their services. Notices or communications to or from the Representatives shall constitute notice to or from each of the Company Stockholders.

12.4.2 In performing the functions specified in this Agreement, the Representatives will not be liable to any Company Stockholder in the absence of fraud, gross negligence or willful misconduct on the part of the

Representatives. The Company Stockholders shall severally and not jointly indemnify the Representatives and hold them harmless against any loss, liability or expense incurred without fraud, gross negligence or willful misconduct on the part of the Representatives and arising out of or in connection with the acceptance or administration of their duties hereunder. Any out-of-pocket costs and expenses reasonably incurred by the Representatives in connection with actions taken by the Representatives pursuant to the terms of this Section 12.4 (including the hiring of legal counsel and the incurring of reasonable legal fees and costs) not to exceed $50,000 (the “Representatives Expenses”) will be paid to Representatives from the Escrow Cash promptly (and in any event within ten business days) following delivery by Representatives to Parent of a written request for payment of such Representatives Expenses (which written request shall include reasonable documentation supporting such Representatives Expenses). In the event that the Representatives reasonably anticipate that the Representatives Expenses will exceed $50,000, the Representatives shall notify the Company Stockholders of the anticipated amount in excess of $50,000 (the “Additional Representatives Expenses”). Upon approval of the Additional Representatives Expenses by the holders of a majority in interest of the Escrow Cash then on deposit with the Escrow Agent (which approval shall not be unreasonably withheld or delayed), the Company Stockholders shall be deemed to have approved such Additional Representatives Expenses. Such Additional Representatives Expenses shall be paid to the Representatives by the Company Stockholders pro ratably according to their respective amounts of Escrow Cash then on deposit with the Escrow Agent.

12.5 Notice of Claim. As used herein, “Claim” means a claim for indemnification of Parent or any other Parent Indemnified Person for Damages under Article 12. Parent shall give a written notice of a Claim executed by an officer of Parent (a “Notice of Claim”) to Representatives, whether for its own Damages or for Damages incurred by any other Parent Indemnified Person. Parent may give a Notice of Claim at any time Parent or any other Parent Indemnified Person suffers Damages or is subject to a claim, demand, suit, action, cause of action or other dispute that may give rise to a Claim. In the event that Parent delivers a Notice of Claim on its own behalf or is requested to deliver a Notice of Claim on behalf of any other Parent Indemnified Person, Parent will do so promptly, and in any event within fifteen (15) days after Parent becomes aware of the existence of any Claim by a Parent Indemnified Person for indemnity under this Article 12. No Notice of Claim may be delivered after the Escrow Release Date.

12.5.1 Until the Escrow Release Date, no delay on the part of Parent in giving Representatives a Notice of Claim will relieve Representatives or any Company Stockholder from any of its obligations under Article 12 unless (and then only to the extent) that Representatives or the Company Stockholders are prejudiced thereby.

12.6 Defense of Third-Party Claims.

12.6.1 Parent shall give Representatives notice of, promptly (and in any event within fifteen (15) days) after Parent becomes aware of the existence of the same, the assertion, whether orally or in writing, against Parent or any other Parent Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against such Parent Indemnified Person (in each such case, a “Third-Party Claim”) that is based upon, or includes assertions that would, if true, constitute an indemnifiable claim pursuant to Section 12.2.1 or 12.2.2 hereof. The Representatives, acting on behalf of the Company Stockholders pursuant to this Section 12.6.1, is referred to as the “Indemnifying Party” for purposes of this Section 12.6. Until the Escrow Release Date, no delay on the part of Parent in giving the Indemnifying Party notice of such Third-Party Claim will relieve the Indemnifying Party from any of its obligations under Article 12 unless (and then only to the extent) that such Indemnifying Party is prejudiced thereby.

12.6.2 The Indemnifying Party shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice if it gives notice of its election to do so to Parent within twenty (20) days of the receipt of the notice from Parent; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of Parent, in its reasonable discretion, for the same counsel to represent both the Parent Indemnified Person and the Indemnifying Party, then the Parent Indemnified Person shall be entitled to retain its own counsel to defend against such Third-Party Claim, in each jurisdiction for which the Parent Indemnified Person determines, in its reasonable, good faith judgment, counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party fails to undertake any such defense as provided above or fails to diligently pursue any such defense, Parent shall be entitled to assume and control the defense of such Third-Party Claim, in which case all costs and expenses incurred by Parent in connection with the defense of such Third-Party Claim (including, but not limited to, reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which indemnity may be sought. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Parent Indemnified Person shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Parent Indemnified Person’s possession or under the Parent Indemnified Person’s control related thereto as is reasonably required by the Indemnifying Party. Similarly, in the event that the Parent Indemnified Person is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Parent Indemnified Person in such defense and make available to the Parent Indemnified Person, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Parent Indemnified Person.

12.6.3 A Third-Party Claim for which indemnification is sought pursuant to Section 12.2.1 may not be settled by Indemnifying Party without the prior written consent of the Parent Indemnified Person (which may not be unreasonably withheld, conditioned or delayed), if the proposed settlement amount is less than the value of the Escrow Cash remaining at the time of the proposed settlement. A Third-Party Claim for which indemnification is sought pursuant to Section 12.2.1 may not be settled by the Indemnifying Party without the prior written consent of the Parent Indemnified Person, which may be withheld in the sole and absolute discretion of such Persons, if the proposed settlement is in excess of the sum of the value of the Escrow Cash not subject to outstanding Notice of Claims remaining at the time of the proposed settlement. Parent may not settle a Third-Party Claim for which indemnification is sought pursuant to Section 12.2.1 or 12.2.2 without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld, conditioned or delayed).

12.6.4 If the Indemnifying Party is controlling the defense of any Third-Party Claim, Parent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents by Parent does not affect any privilege relating to the Indemnifying Party; provided, that the parties will use commercially reasonable efforts to ensure that any such privilege will not apply or will not be violated. If any Parent Indemnified Person is controlling the defense of any Third-Party Claim, the Indemnifying Party shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents by Parent does not affect any privilege relating to the Indemnifying Party; provided, that the parties will use commercially reasonable efforts to ensure that any such privilege will not apply or will not be violated

12.7 Contents of Notice of Claim. Each Notice of Claim by Parent given pursuant to Section 12.5 will contain the following information:

12.7.1 that Parent has incurred, paid or otherwise sustained or reasonably believes it will have to incur, pay or otherwise sustain, Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Parent Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Parent Indemnified Person under Article 12); and

12.7.2 a description, in reasonable detail (to the extent reasonably available to Parent), of the facts, circumstances or events giving rise to the alleged Damages based on Parent’s good faith belief thereof, including the identity and address of any third-party claimant and copies of any formal demand or complaint, the amount of Damages, the date each such item was incurred, paid or otherwise sustained, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

12.8 Resolution of Notice of Claim. Any Notice of Claim delivered by Parent will be resolved as follows:

12.8.1 Uncontested Claims. In the event that, within fifteen (15) business days after a Notice of Claim is received by Representatives, Representatives, at any time on or prior to the Escrow Release Date, do not contest such Notice of Claim in writing to Parent as provided in Section 12.8.2, Representatives and the Company Stockholders will be conclusively deemed to have consented to the recovery by the Parent Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 12, including the forfeiture of the amount of Damages as applied to the Escrow Cash.

12.8.2 Contested Claims. In the event that Representatives, at any time on or prior to the Escrow Release Date give Parent written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the fifteen (15) day period specified in Section 12.8.1 above, then such Contested Claim will be resolved by either (i) a written settlement agreement executed by Parent, on the one hand, and Representatives on the other hand, or (ii) in the absence of such a written settlement agreement, by arbitration (which either Parent, on the one hand, or Representatives on the other hand may initiate at any time) in any court having competent jurisdiction; provided, however, (i) if the amount of Damages is at issue in pending litigation with a third party, arbitration pursuant to this Section 12.8.2 shall not be commenced until such amount of damages is ascertained or both parties agree to commence arbitration, and (ii) the Non-Prevailing Party shall pay its own fees and expenses incurred in connection with the litigation as well as the reasonable fees and expenses incurred by the prevailing party to the arbitration. The Representatives shall be the “Non-Prevailing Party” in the arbitration if it is awarded less than one-half (1/2) of the amount in dispute, and the Parent Indemnified Person shall be the “Non-Prevailing Party” in the arbitration if the Representatives are awarded more than one-half (1/2) of the amount in dispute.

12.9 Distribution Upon Termination of Escrow Period. Within five (5) business days following the Escrow Release Date, Parent shall deliver to each Company Stockholder their respective portion of the Escrow Cash in excess of the sum of (i) the Escrow Cash necessary to satisfy any then unsatisfied, unresolved or contested Claims for Damages specified in any Notice of Claim delivered pursuant to Section 12.5 before the Escrow Release Date; and (y) the Escrow Cash necessary to pay any then outstanding but unpaid Representatives Expenses for which a request for payment has been delivered pursuant to Section 12.4. As soon as each such Claim has been finally resolved, Parent shall deliver to each Company Stockholder their respective portion of the then remaining Escrow Cash not applied to the satisfaction of such Claim or to the payment of the then outstanding but unpaid Representatives Expenses for which a request for payment has been delivered pursuant to Section 12.4.

12.10 Access. After the Effective Time, Parent shall cause the Surviving Company to provide reasonable access to the books and records of Company to Representatives, if so requested, to: (i) facilitate a legitimate business or legal reason arising from such Company Stockholder’s ownership of capital stock in Company prior to the Effective Time; and (ii) to the extent necessary for Representatives to defend any dispute or litigation with respect to any Parent Indemnified Person’s Claim for Damages under Article 12, or other bona fide purpose relating to the indemnification obligations of the Company Stockholders under Article 12; provided, however, that any such access shall not unreasonably interfere with the conduct of Parent’s or the Surviving Company’s business. The Surviving Company’s obligation in this Section 12.10 shall be limited to those books and records of Company, or the portions thereof, that were in existence at the Effective Time and that are in the Surviving Company’s possession or under its control at the time of request for access thereto, it being understood that, following the Escrow Release Date, the Surviving Company shall not be restricted in any way from disposing of books and records in the ordinary course of business, consistent with its general record retention policies.

ARTICLE 13

GENERAL PROVISIONS

13.1 Governing Law. The internal laws of the State of California, irrespective of its choice of law principles, will govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto.

13.2 Assignment; Binding Upon Successors and Assigns. Neither party hereto may assign or delegate, in whole or in part, by operation of law or otherwise, any of its rights or obligations hereunder without the prior written consent of the other party hereto. Any assignment in violation of this provision shall be void. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

13.3 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

13.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument. This Agreement will become binding when one or more counterparts hereof, individually or taken together, will bear the signatures of all parties reflected hereon as signatories.

13.5 Other Remedies. Except as otherwise provided in Article 12, any and all remedies herein expressly conferred upon a party hereunder will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other. Parent and Company agree that the indemnification and arbitration provisions set forth in Article 12 shall, after the Effective Time, be each such Person’s sole and exclusive remedy with respect to any inaccuracy, misrepresentation, breach of, or default in, any of the representations, warranties, covenants or agreements of any such party in this Agreement; provided, however, that the foregoing shall not limit the parties’ respective rights to seek specific performance or other injunctive relief, or damages in connection with a claim of fraudulent conduct or fraudulent misrepresentation. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

13.6 Amendment and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 13.6 at any time before or after approval of this Agreement by the Company Stockholders, but, after such approval, no amendment will be made which by applicable law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of Company and Parent, by action taken by its Board of Directors (or any duly authorized committee thereof), may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension will be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof will not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

13.7 Expenses. Each party will bear its respective legal, auditors’, investment bankers’ and financial or other advisors’ fees incurred with respect to this Agreement, the Merger and the transactions contemplated hereby (“Transaction Expenses”). Notwithstanding the foregoing, the Transaction Expenses of the Company shall be paid pro rata by each of the Company Stockholders by virtue of: (i) a reduction in the Closing Liquidation Amount; and (ii) Parent’s rights to indemnity for Excess Transaction Expenses as provided in Section 12.2 hereof. Any Transaction Expenses that Company incurs prior to Closing and Parent becomes obligated to pay as a result of the Merger in excess of those Transaction Expenses that reduce the Closing

Liquidation Amount as provided herein shall be deemed “Excess Transaction Expenses” for purposes of Section 12.2 hereof.

13.8 Notices. All notices and other communications required or permitted under this Agreement will be in writing and will be either hand delivered in person, sent by facsimile, sent by certified or registered first class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications will be effective upon receipt if hand delivered on the date of confirmation of receipt of transmission if sent by facsimile, five days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 13.8:

If to Parent:

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

Attention:        General Counsel

Fax Number: 408-546-4350

with copies to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018

Attention: Michael C. Phillips, Esq.

Fax Number: (650) 494-0792

If to Company:

Agility Communications, Inc.

475 Pine Avenue

Goleta, CA 93117

Attention: Ronald Nelson

Fax Number: (805) 690-1850

with a copy to:

Heller Ehrman LLP

275 Middlefield Road

Menlo Park, CA 94025-3506

Attention: Elias J. Blawie, Esq.

Fax Number: (650) 324-0638

If to Representatives:

Ronald Nelson

475 Pine Avenue

Goleta, CA 93117

Fax Number: (805) 690-1850

Charles Froland

Performance Equity Management

Two Pickwick Plaza, Suite 310

Greenwich, CT 06830

Fax Number: (203) 742-2340

If to a Company Stockholder: at the most recent address of such Company Stockholder reflected in the stock records maintained by Company, or to such other address as a party may have furnished to the other parties in writing pursuant to this Section 13.8.

13.9 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

13.10 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have any power or authority to bind or commit any other party. No party will hold itself out as having any authority or relationship in contravention of this Section 13.10.

13.11 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

13.12 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, Company Stockholder or partner of any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement; except that Section 6.6 is intended to benefit Company Indemnified Persons, Section 6.7 is intended to benefit the employees of the Company, Section 12.2.3 is intended to benefit the Company Stockholder Indemnified Persons, Section 12.4 is intended to benefit the Representatives and the remainder of Article 12 is intended to benefit the Parent Indemnified Persons.

13.13 Public Announcement. Immediately following the execution of this Agreement, Parent and Company shall issue a mutually approved press release regarding the execution of this Agreement. After the release of such press release, neither Parent nor Company nor any other party to this Agreement will issue a press release or make any other public disclosure regarding this Agreement and the transactions contemplated hereby without the prior mutual consent of Parent and Company; provided, however, that Parent may issue such press releases, and make such other disclosures regarding the Merger, as it determines are required under applicable securities laws or regulatory rules. Prior to the publication of such initial and mutually agreed press release, no party hereto will make any public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law), the Company will use its reasonable efforts to prevent any trading in Parent Common Stock by its officers, directors, employees, stockholders and agents.

13.14 Company Disclosure Letter. The Company Disclosure Letter shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Article 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Article 3 and any other representation or warranty if the applicability of such information is reasonably apparent on its face.

13.15 Confidentiality. Company and Parent each confirm that they have entered into the Non-Disclosure Agreement dated July 1, 2004 (the “Non-Disclosure Agreement”) and that they are each bound by, and will abide by, the provisions of such Non-Disclosure Agreement. If this Agreement is terminated, the Non-Disclosure

Agreement shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party will be returned by the receiving party to the disclosing party or be destroyed, as provided in the Non-Disclosure Agreement.

13.16 Entire Agreement. This Agreement and the Exhibits hereto constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Non-Disclosure Agreement referenced in Section 13.15. The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

13.17 Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement shall be submitted to arbitration under the auspices of JAMS in Santa Clara in accordance with its rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. Except as otherwise provided herein, each party will bear its own costs in respect of any disputes arising under this Agreement.

13.18 Waiver Of Jury Trial. EACH OF PARENT, COMPANY AND SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

JDS UNIPHASE CORPORATION		AGILITY COMMUNICATIONS, INC.

By:	/s/ Christopher S. Dewees	By:	/s/ Ron Nelson

Name:	Christopher S. Dewees	Name:	Ron Nelson

Title:	Senior Vice President and General Counsel	Title:	President and CEO

JDSU ACQUISITION VIII, INC.

By:	/s/ Christopher S. Dewees

Name:	Christopher S. Dewees

Title:	President

REPRESENTATIVES

/s/ Ronald Nelson
Ronald Nelson

/s/ Charles Froland

Charles Froland

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX B

APPRAISAL RIGHTS UNDER DELAWARE LAW AND CALIFORNIA LAW

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

(APPRAISAL RIGHTS)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

**************

CHAPTER 13 OF THE CALIFORNIA CORPORATIONS CODE (DISSENTERS’ RIGHTS)

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

(b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

(b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

(c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

(d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

(e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

(a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees.

(b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

(c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

(d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

(b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

(c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

ANNEX C

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION

OF

AGILITY COMMUNICATIONS, INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President and Chief Executive Officer of Agility Communications, Inc., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on December 7, 1998 under the name Iridicom, Inc.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends Section 2 of Article Fourth of this corporation’s Certificate of Incorporation to include a new Section 2(c) to read in its entirety as follows:

“(c) Notwithstanding the foregoing, in the event that the Company’s Board of Directors declares any dividend immediately prior to and in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among the Company, JDS Uniphase Corporation, JDSU Acquisition VIII, Inc., and certain other parties dated September 6, 2005 (the “Merger Agreement”) (a “Pre-Merger Dividend”), any such dividend shall be paid in accordance with the requirements set forth in this Section 2(c):

(i) Each holder of outstanding shares of Preferred Stock shall be entitled to receive a Pre-Merger Dividend in an amount per share, for each series of Preferred Stock that is eligible to receive any Merger Consideration, equal to the product of (A) the Aggregate Dividend Amount, multiplied by (B) the Preferred Stock Payment Ratio for such series of Preferred Stock, and the resulting product multiplied by (C) a fraction, the numerator of which is one and the denominator of which is the total number of outstanding shares of such series of Preferred Stock.

(ii) For purposes of this Section 2(c) the following definitions

(A) “Aggregate Dividend Amount” shall mean the aggregate value of the assets and funds of the Pre-Merger Dividend as declared by the Company’s Board of Directors.

(B) “Merger Consideration” is as defined in the Merger Agreement.

(C) “Preferred Stock Payment Ratio” is as defined in the Merger Agreement.

4. The foregoing Certificate of Amendment has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed at Santa Barbara, California, on [                                    ].

Ronald Nelson, President

C-1

ANNEX D

CERTIFICATE OF MERGER

MERGING

JDSU ACQUISITION VIII, INC.,

a Delaware corporation

WITH AND

INTO

AGILITY COMMUNICATIONS, INC.,

a Delaware corporation

(PURSUANT TO SECTION 251 OF

THE GENERAL CORPORATION LAW OF DELAWARE)

Agility Communications, Inc. hereby certifies as follows:

(1) The name and state of incorporation of the constituent corporations are:

(a) Agility Communications, Inc., a Delaware corporation; and

(b) JDSU Acquisition VIII, Inc., a Delaware corporation.

(2) An agreement and plan of merger has been approved, adopted, certified, executed and acknowledged by the constituent corporations in accordance with the provisions of subsection (c) of Section 251 of the Delaware General Corporation Law (“DGCL”).

(3) The name of the surviving corporation is Agility Communications, Inc.

(4) The Certificate of Incorporation of Agility Communications, Inc., as amended and attached hereto as Exhibit A, shall be the certificate of incorporation of the surviving corporation.

(5) The executed agreement and plan of merger is on file at the principal place of business of the surviving corporation located at 1768 Automation Parkway, San Jose, CA 95131.

(6) A copy of the agreement and plan of merger will be furnished by the surviving corporation, on request and without cost, to any stockholder of any constituent corporation.

IN WITNESS WHEREOF, Agility Communications, Inc. has caused this Certificate of Merger to be signed by its authorized officer, on this          day of                     , 2005 and does hereby affirm, under penalties of perjury, that the statements contained herein have been examined by him and are true and correct.

AGILITY COMMUNICATIONS, INC., a Delaware corporation

By:
Name:	Ronald Nelson
Title:	President and Chief Executive Officer

D-1

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

AGILITY COMMUNICATIONS, INC.,

a Delaware corporation

1. The name of the corporation is Agility Communications, Inc. (the “Corporation”).

2. The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The nature of the business of the Corporation and the objects or purposes to be transacted, promoted or carried on by it are as follows: To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4. The total number of shares of all classes of stock that the Corporation is authorized to issue is one thousand (1,000) shares of Common Stock with a par value of $0.001 per share.

5. The Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation.

6. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

7. Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

8. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

9. To the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. This Article 9 does not affect the availability of equitable remedies for breach of fiduciary duties.

D-2

ANNEX E

ESCROW AGREEMENT

This Escrow Agreement is made as of this          day of                     , 2005, by and among Greater Bay Trust Company (“Escrow Agent”), JDS Uniphase Corporation, a Delaware corporation (“Parent”), and Ronald Nelson and Charles Froland as representatives (“Representatives”) of the stockholders of Agility Communications, Inc., a Delaware corporation (“Company”). Capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement (as defined below).

WITNESSETH

WHEREAS, Parent, JDSU Acquisition VIII, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), Company and, for the purposes of Article 11 only, the Representatives have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 6, 2005, providing for the merger of the Merger Sub with and into Company (the “Merger”).

WHEREAS, pursuant to Section 2.3 and Article 11 of the Merger Agreement, a copy of which is attached hereto as Annex A (the “Indemnification Provisions”), an escrow fund (the “Escrow Fund”) will be established to compensate Parent for certain Damages.

WHEREAS, Representatives have been constituted as agents for and on behalf of the former stockholders of Company (individually a “Company Stockholder” and collectively the “Company Stockholders”) to undertake certain obligations specified in the Indemnification Provisions.

WHEREAS, the Indemnification Provisions provide for an Escrow Fund consisting of $10,050,000 in cash, such Escrow Fund to be held by Escrow Agent.

WHEREAS, the parties hereto desire to set forth further terms and conditions in addition to those set forth in the Indemnification Provisions relating to the operation of the Escrow Fund.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

1. Escrow Fund. Pursuant to the Indemnification Provisions, Parent shall deposit in escrow with Escrow Agent, as escrow agent, at the Effective Time of the Merger, the Escrow Cash consisting of cash in the amount of $10,050,000 into the Escrow Fund. The Escrow Fund shall be held and distributed by Escrow Agent in accordance with the terms and conditions of the Indemnification Provisions and this Agreement. The percentage interest of each Company Stockholder in the Escrow Fund as of the Effective Time, the address of each Company Stockholder and the taxpayer identification of each Company Stockholder are set forth in Annex B attached hereto.

2. Rights and Obligations of the Parties. Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein and in the Indemnification Provisions (collectively, the “Duties”), in accordance with the terms and conditions of this Agreement and the Indemnification Provisions. Parent, Company and Representatives shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in the Indemnification Provisions, in accordance with the terms and conditions hereof and thereof. In the event that the terms of this Agreement conflict in any way with the provisions of the Indemnification Provisions, the Indemnification Provisions shall control.

3. Escrow Period. Escrow Agent shall hold the Escrow Fund until the twelve month anniversary of the Closing Date (the “Escrow Release Date”); provided, however, that a portion of the Escrow Fund which (as set forth in a Notice of Claim of Parent to be delivered pursuant to Article 11 of the Merger Agreement) is necessary to satisfy any unsatisfied Claims specified in any Notice of Claim delivered to Escrow Agent and Representatives prior to the Escrow Release Date with respect to facts and circumstances existing prior to the Escrow Release Date, shall remain in the Escrow Fund until such Claims have been resolved pursuant to Article 11 of the Merger Agreement. Parent shall deliver to Escrow Agent an officer’s certificate specifying the Effective Time. Any amounts remaining in the Escrow Fund after the Escrow Release Date that are not in dispute relating to the indemnification provisions of the Company Stockholders arising under the Merger Agreement and this Escrow Agreement shall be distributed to the Company Stockholders within five (5) business days following the Escrow Release Date in the percentage interests set forth on Annex B, subject to Representatives’ right to reimbursement for unpaid out-of-pocket costs and expenses reasonably incurred by the Representative not to exceed $50,000 in connection with actions taken by the Representatives pursuant to the terms of Article 11 of the Merger Agreement. As soon as all such disputed Claims have been resolved and Representatives have been reimbursed, Escrow Agent shall deliver to the Company Stockholders the remaining cash in the Escrow Fund not required to satisfy such claims and expenses in the percentage interests set forth on Annex B.

4. Duties of Escrow Agent. In addition to the Duties set forth in the Indemnification Provisions, Escrow Agent shall hold and safeguard the Escrow Fund during the term of this Agreement, shall treat such Escrow Fund as a trust fund in accordance with the terms of this Agreement and Indemnification Provisions and not as the property of Parent, and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

5. Exculpatory Provisions.

(a) Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in the Indemnification Provisions and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. Escrow Agent shall not be liable for forgeries or false impersonations. Escrow Agent shall not be liable for any act done or omitted hereunder as escrow agent except for gross negligence or willful misconduct. Escrow Agent shall, in no case or event be liable for any representations or warranties of Company or Parent or for punitive, incidental or consequential damages. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of Escrow Agent.

(b) Escrow Agent is hereby expressly authorized to disregard any and all orders given by any of the parties hereto or by any other person, excepting only orders, judgments or decrees as a result of the arbitration provided for in Sections 11.8.2 and 12.17 of the Merger Agreement, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case Escrow Agent obeys or complies with any such order, judgment or decree of any court, Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(c) Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for thereunder.

(d) Escrow Agent shall not be liable for the outlawing of any rights under any statute of limitations with respect to the Agreement or any documents deposited with Escrow Agent.

6. Alteration of Duties. The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

7. Resignation and Removal of Escrow Agent. Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) days’ prior written notice to each of Parent and Representatives, such resignation to be effective thirty (30) days following the date such notice is given. In addition, Parent and Representatives may jointly remove Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or of the State of California having (or if such bank or trust company is a member of a bank company, its bank holding company has) a combined capital and surplus of not less than Fifty Million United States Dollars (US $50,000,000.00), shall be appointed by Parent with the approval of the Representatives, which approval shall not be unreasonably withheld. Parent shall pay all fees associated with appointing a successor escrow agent. Any such successor escrow agent shall deliver to Parent and Representatives a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the escrow agent hereunder and shall be entitled to receive the Escrow Fund.

8. Further Instruments. If Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

9. Controversies. If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, Escrow Agent will not be required to determine the controversy or to take any action regarding it. Escrow Agent may hold all documents and funds and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in Escrow Agent’s discretion, Escrow Agent may require, despite what may be set forth elsewhere in this Agreement. In such event, Escrow Agent will not be liable for interest or damage. Furthermore, Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. Escrow Agent is authorized to deposit with the clerk of the court all documents and funds held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by Escrow Agent due to the interpleader action and which the parties jointly and severally agree to pay. Upon initiating such action, Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

10. Escrow Fees and Expenses; Other Expenses. All fees and expenses of the Escrow Agent shall be recovered as a Claim hereunder out of the Escrow Fund. Representatives shall present to Escrow Agent, on the Escrow Release Date a certificate setting forth the amount of the out-of-pocket costs and expenses, if any, owed by each Company Stockholder to Representatives, and signed by Parent (which signature shall not be unreasonably withheld or delayed). Upon Escrow Agent’s receipt of such certificate, Escrow Agent shall disburse to Representatives cash from the Escrow Fund equal to such costs and expenses (not to exceed an aggregate of $50,000), prior to the distribution of the remainder of the Escrow Fund to the Company Stockholders pursuant to Section 3 hereof.

11. Indemnification. In consideration of Escrow Agent’s acceptance of this appointment, Parent and the Representatives, on behalf of the Company Stockholders of Company and not individually, jointly and severally, agree to indemnify and hold Escrow Agent harmless as to any liability incurred by it to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the terms hereof and of the Indemnification Provisions, and to reimburse Escrow Agent for all its costs and expenses, including, among other things, counsel fees and expenses, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity need be paid in case of Escrow Agent’s negligence, willful misconduct or breach of this Agreement.

12. General.

(a) All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

To Parent:

JDS Uniphase Corporation

Attention:

Facsimile No.:

Telephone No.:

With a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Attention: Michael C. Phillips, Esq.

Telephone No.: (650) 813-5620

Facsimile No.: (650) 494-0792

To Representatives:

Ronald Nelson

475 Pine Avenue

Goleta, CA 93117

Fax Number: (805) 690-1850

Charles Froland

Performance Equity Management

Two Pickwick Plaza, Suite 310

Greenwich, CT 06830

Fax Number: (203) 742-2340

To the Escrow Agent:

GREATER BAY TRUST COMPANY

P O Box 1740

Palo Alto, CA 94302-1740

Attention: Debbie Reed

Telephone: (650) 614-5719

Facsimile: (650) 473-1326

or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to Escrow Agent shall be effective only upon receipt.

(b) The Notice of Claim as defined in Article 11 of the Merger Agreement may be signed by the President, any Vice President or the Chief Financial Officer of Parent.

(c) The captions in this Escrow Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Escrow Agreement.

(d) This Escrow Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement. This Agreement may be delivered by facsimile.

(e) No party may, without the prior express written consent of each other party, assign this Escrow Agreement in whole or in part. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

(f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within the State of California. The parties to this Escrow Agreement hereby agree to submit to personal jurisdiction in the State of California.

13. Investment of Escrow Cash. Escrow Agent shall invest the Escrow Fund in a US Bank money market account, which is insured by the Federal Deposit Insurance Corporation to One Hundred Thousand United

States Dollars (US$100,000.00). All interest or any other income earned with respect to such investment shall be retained by Escrow Agent as part of Escrow Fund until distributed in accordance with other provisions of this Agreement. For tax reporting purposes, all such income shall be allocated to the Company Stockholders in accordance with their pro rata percentage interests set forth in Annex B.

14. Tax Reporting Matters. Parent and Representatives on behalf of the Company Stockholders, agree to provide Escrow Agent with certified tax identification numbers for each of them by furnishing appropriate Forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that Escrow Agent may reasonably request (collectively, “Tax Reporting Documentation”) to Escrow Agent within thirty (30) days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to Escrow Agent, Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of the Escrow Fund or any interest or other income earned on the investment of monies or other property held by Escrow Agent pursuant to this Agreement. Escrow Agent need not make any distribution of all or any portion of the Escrow Fund to any person until such person has furnished to Escrow Agent such Tax Reporting Documentation as Escrow Agent may reasonably require.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

JDS UNIPHASE CORPORATION

By:

Name:

Title:

REPRESENTATIVES

Ronald Nelson

Charles Froland

GREATER BAY TRUST COMPANY

By:

Name:

Title:

****SIGNATURE PAGE TO ESCROW AGREEMENT****

Annex A

SECTION 2.3 AND ARTICLE 11 OF THE MERGER AGREEMENT

Annex B

STOCKHOLDERS

Stockholder	% of Total	No. of Shares

[Name Address SSN]	%	________

[Name Address SSN]	%	________

[Name Address SSN]	%	________

[Name Address SSN]	%	________

[Name Address SSN]	%	________

[Name Address SSN]	%	________

Annex C

FEE SCHEDULE

GREATER BAY TRUST COMPANY

P O BOX 1740, PALO ALTO, CA 94302-1740

ATTN:    DEBBIE REED

PHONE: (650) 614-5719          FAX: (650) 473-1326

ESCROW FEE SCHEDULE

2.	CASH ESCROW

Minimum Fee $ 3,000.00 per year (or part of year)

Plus reimbursement for costs advanced (Fed Ex charges, wire fees, etc.)

Plus $ 25.00 for each disbursement, 1099-INT, or 1099-DIV

Plus $ 75.00 for each asset purchase or sale (excluding money market funds)

The taxation of escrow payments is extremely complicated. Greater Bay Trust Company files 1099-INT and 1099-DIV forms on income earned in the escrow but we do not file 1099-MISC forms, 1099-OID forms, or 1099-B forms.

ANNEX F

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”) is made and entered into as of September 6, 2005 by and between JDS Uniphase Corporation, a Delaware corporation (“Parent”) and the undersigned stockholder (the “Company Stockholder”) of Agility Communications, Inc., a Delaware corporation (“Company”).

RECITALS

A. Concurrent with the execution of this Agreement, Parent, Company, JDSU Acquisition VIII, Inc., a Delaware corporation that is a wholly-owned subsidiary of Parent (“Merger Sub”) and certain other parties are entering into an Agreement and Plan of Merger (the “Merger Agreement”) which provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Pursuant to the Merger, shares of Common Stock of Company, $0.0001 par value per share (“Company Common Stock”) and shares of Preferred Stock of Company, $0.0001 par value per share (“Company Preferred Stock”), will be converted into the right to receive shares of Parent and certain cash consideration on the basis described in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

B. Company Stockholder is the record holder of such number of outstanding shares of Company Stock as is indicated on the signature page of this Agreement.

C. As a material inducement to enter into the Merger Agreement, Parent desires Company Stockholder to agree, and Company Stockholder is willing to agree, to vote the Shares (as defined below), and such other shares of capital stock of Company over which Company Stockholder has voting power, so as to facilitate consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions set forth herein, the parties hereto agree as follows:

1. AGREEMENT TO VOTE SHARES

1.1. Definitions. For the purposes of this Agreement:

(a) Shares. The term “Shares” shall mean all issued and outstanding shares of Company Stock owned of record or beneficially by Company Stockholder or over which Company Stockholder exercises voting power, in each case, as of the record date (the “Record Date”) for persons entitled (i) to receive notice of, and to vote at, the meeting of the stockholders of Company called for the purpose of voting on matters referred to in Section 1.2, or (ii) to take action by written consent of the stockholders of Company with respect to the matters referred to in Section 1.2, including, in each case, all other securities of Company (including all options, warrants, convertible securities and other rights to acquire shares of Company Stock) beneficially owned by Company Stockholder as of the date of this Agreement; and all additional securities of Company (including all options, warrants and other rights to acquire shares of Company Stock and all additional shares of Company Common Stock and Company Preferred Stock issued or issuable upon exercise of options, warrants and other rights to acquire shares of Company Stock) of which Company Stockholder acquires ownership during the period from the date of this Agreement through the earlier of termination of this Agreement pursuant to Section 3 or the Effective Date. Company Stockholder agrees that any shares of capital stock of Company that Company Stockholder purchases or with respect to which Company Stockholder otherwise acquires beneficial ownership or over which Company Stockholder exercises voting power after the execution of this Agreement and prior to the date of termination of this Agreement pursuant to Section 3 shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares on the date hereof.

(b) Transfer. Company Stockholder shall be deemed to have effected a “Transfer” of a security if Company Stockholder directly or indirectly: (i) sells, pledges, encumbers, transfers or disposes of, or grants an option with respect to, such security or any interest therein; or (ii) enters into an agreement or commitment providing for the sale, pledge, encumbrance, transfer or disposition of, or grant of an option with respect to, such security or any interest therein.

1.2 Agreement to Vote Shares. Company Stockholder hereby covenants and agrees that, during the period commencing on the date hereof and continuing until termination of this Agreement pursuant to Section 3, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of Company, however called, or in connection with any written consent of the stockholders of Company, Company Stockholder will appear at the meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) the Shares:

(a) in favor of (i) the approval and adoption of the Merger Agreement; (ii) any waiver or amendment of any notice requirements relating to the Merger or any of the transactions contemplated by the Merger Agreement contained in the Company’s bylaws, certificate of incorporation or in any other agreement to which Company Stockholder is bound; (iii) any amendment to the Company’s certificate of incorporation in furtherance of the actions contemplated by the Merger Agreement; and (iv) the approval of the Merger and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof;

(b) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Alternative Transaction (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company or Company Stockholder under the Merger Agreement or of Company Stockholder under this Agreement.

Company Stockholder further agrees not to enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in this Section 1.2.

1.3. Transfer and Other Restrictions.

(a) Prior to the termination of this Agreement, Company Stockholder agrees not to, directly or indirectly:

    (i) except pursuant to the terms of the Merger Agreement, offer for sale, Transfer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, Transfer or other disposition of, any or all of the Shares or any interest therein except as provided in Section 1.2;

    (ii) except as provided in this Agreement, grant any proxy or power of attorney with respect to the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares; or

    (iii) take any other action that would make any representation or warranty of Company Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Company Stockholder from performing its obligations under this Agreement;

provided, however, that the foregoing requirements of this Section 1.3(a) shall not prohibit any Transfer to any person or entity where as a pre-condition to such Transfer the transferee agrees to be bound by all of the terms and conditions of this Voting Agreement and delivers a duly executed copy of this Voting Agreement to Parent to evidence such agreement.

(b) To the extent Company Stockholder is, as of the date hereof, party to a contract or agreement that requires Company Stockholder to Transfer Shares to another person or entity (excluding a contract or agreement pledging Shares to Company), Company Stockholder will not effect any such Transfer unless and until the transferee agrees to be bound by and executes an agreement in the form of this Agreement with respect to the Shares to be Transferred. Nothing herein shall prohibit Company Stockholder from exercising (in accordance with the terms of the option or warrant, as applicable) any option or warrant Company Stockholder may hold; provided that the securities acquired upon such exercise shall be deemed Shares.

1.4 Irrevocable Proxy. Concurrently with the execution of this Agreement, Company Stockholder agrees to deliver to Parent a proxy, in the form attached hereto as Exhibit A, which shall be irrevocable, with respect to the Shares, subject to the other terms of this Agreement.

2. REPRESENTATIONS AND WARRANTIES OF COMPANY STOCKHOLDER

2.1 Company Stockholder is the record and beneficial owner of, or Company Stockholder exercises voting power over, the shares of Company Common Stock or Company Preferred Stock indicated on the signature page of this Agreement, which, on and as of the date hereof, are free and clear of any encumbrances that would adversely affect the ability of Company Stockholder to carry out the terms of this Agreement. The number of Shares set forth on the signature page hereto are the only Shares beneficially owned by such Company Stockholder and, except as set forth on such signature page, Company Stockholder holds no options to purchase or rights to subscribe for or otherwise acquire any securities of Company and has no other interest in or voting rights with respect to any securities of Company.

2.2 Company Stockholder has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Company Stockholder and the consummation by Company Stockholder of the transactions contemplated by this Agreement have been duly authorized by all necessary action. This Agreement has been duly executed and delivered by Company Stockholder and, assuming due execution and delivery by Parent, constitutes a valid and binding obligation of Company Stockholder, enforceable against Company Stockholder in accordance with its terms, except (i) as the same may be limited by applicable bankruptcy, insolvency, moratorium or similar laws of general application relating to or affecting creditors’ rights, and (ii) for the limitations imposed by general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation which would result in the creation of any encumbrance upon any of the Shares owned by Company Stockholder under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree or other instrument binding on Company Stockholder or any Shares owned by Company Stockholder. The execution and delivery of this Agreement by Company Stockholder do not, and the performance of this Agreement by Company Stockholder will not, require any written, oral or other agreement, contract or legally binding commitment of any third party. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform this Agreement.

3. TERMINATION

This Agreement shall terminate and shall have no further force or effect as of the first to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article 10 thereof.

4. FIDUCIARY DUTIES

This Agreement is intended to bind Company Stockholder only in its capacity as a stockholder of the Company, and shall not prohibit Company Stockholder from acting in its capacity as an officer or director of the Company in the manner required by Company Stockholder’s fiduciary duties as an officer or director of the Company.

5. MISCELLANEOUS

5.1 Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or enforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement and is separable from every other part of such provision.

5.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other. Any purported assignment in violation of this Section 4.2 shall be void.

5.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

5.4 Specific Performance; Injunctive Relief. Company Stockholder agrees that in the event of any breach or threatened breach by Company Stockholder of any covenant, obligation or other provision contained in this Agreement, Parent would be irreparably harmed and that there will be no adequate remedy at law for such breach and that therefore Parent shall be entitled (in addition to any other remedy that may be available to it), to the extent permitted by applicable law, without the necessity of proving actual damages or posting bond, to (a) a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other provision and (b) an injunction restraining such breach or threatened breach.

5.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given upon delivery either by commercial delivery service, or sent via facsimile (receipt confirmed), to the parties at the following address or facsimile numbers (or at such other address or facsimile numbers for a party as shall be specified by like notice):

If to Parent:

JDS Uniphase Corporation

1768 Automation Parkway

San Jose, California 95131

Attention: General Counsel

Fax Number: 408-546-4350

with a copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California 94304

Attn: Michael C. Phillips, Esq.

Facsimile: (650) 494-0792

If to Company Stockholder, to the address for notice set forth on the last page hereof.

with a copy to:

__________________________

__________________________

__________________________

Attn:

Facsimile:

Any party hereto may by notice so given provide and change its address for future notices hereunder. Notice shall conclusively be deemed to have been given when personally delivered or when deposited in the mail in the manner set forth above.

5.6 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the State of California, excluding that body of law relating to conflict of laws.

5.7 Entire Agreement. This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

5.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

5.9 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

*  *  *  *  *

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed by their duly authorized respective officers as of the date first above written.

JDS UNIPHASE CORPORATION

By:

Name:
Title:

COMPANY STOCKHOLDER

Signature:

Printed Name:

Company Stockholder’s Address for Notice:

Outstanding Shares of Company Common Stock Beneficially Owned by Company Stockholder:

Outstanding Shares of Company Preferred Stock Beneficially Owned by Company Stockholder:

Shares of Company Stock underlying outstanding options, warrants or other convertible securities to purchase shares of Company Stock Beneficially Owned by Company Stockholder:

EXHIBIT A

IRREVOCABLE PROXY

Dated:                     , 2005

The undersigned stockholder (“Company Stockholder”) of Agility Communications, Inc., a Delaware corporation (“Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes the members of the Board of Directors of JDS Uniphase Corporation, a Delaware corporation (“Parent”) and each such member of the Board of Directors of Parent (collectively the “Proxyholders”), the agents, attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned’s rights with respect to the shares of capital stock of Company which are listed below and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof and prior to the date this proxy terminates (collectively the “Shares”), to vote the Shares as follows: The Proxyholders named above are empowered at any time prior to termination of this proxy to exercise all voting and other rights (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of Company stockholders, and in every written consent in lieu of such a meeting, or otherwise, (i) in favor of (A) the approval and adoption of the Agreement and Plan of Merger (the “Merger Agreement”) among Parent, the Company, JDSU Acquisition VIII, Inc., a Delaware corporation that is a wholly-owned subsidiary of Parent (“Merger Sub”) and certain other parties and the approval of the Merger of Merger Sub with and into the Company (the “Merger”) and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; (B) any waiver or amendment of any notice requirements relating to the Merger or any of the transactions contemplated by the Merger Agreement contained in the Company’s bylaws, certificate of incorporation or in any other agreement to which Company Stockholder is bound; (C) any amendment to the Company’s certificate of incorporation in furtherance of the actions contemplated by the Merger Agreement; and (D) the approval of the Merger and the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof; and (ii) against the approval of any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Alternative Transaction (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Company or Company Stockholder under the Merger Agreement or of Company Stockholder under the Voting Agreement by and between Parent and Company Stockholder dated as of even date hereof (the “Voting Agreement”).

The Proxyholders may not exercise this proxy on any other matter. Company Stockholder may vote the Shares on all such other matters. The proxy granted by Company Stockholder to the Proxyholders hereby is granted as of the date of this Irrevocable Proxy in order to secure the obligations of Company Stockholder set forth in the Voting Agreement, and is irrevocable and coupled with an interest in such obligations and in the interests in Company to be acquired pursuant to the Merger Agreement. This proxy is granted in consideration of Parent’s willingness to enter into and consummate the transactions set forth in the Merger Agreement.

This proxy will terminate upon the termination of the Voting Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given until such time as this proxy shall be terminated in accordance with its terms. Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned. The undersigned authorizes the Proxyholders to file this proxy and any substitution or revocation of substitution with the Secretary of Company and with any Inspector of Elections at any meeting of the stockholders of Company.

This proxy is irrevocable and shall survive the insolvency, incapacity, death or liquidation of the undersigned.

Signature

Printed Name

Shares of Company Common Stock beneficially owned:

Shares of Company Preferred Stock beneficially owned:

Shares of Company Stock underlying outstanding options, warrants or other convertible securities to purchase shares of Company Stock beneficially owned:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Article 8 of the Registrant’s Amended and Restated Certificate of Incorporation (incorporated by reference herein) provides for indemnification of directors, officers and other persons as follows:

8.1 Limitation of Directors’ Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of the State of Delaware, or (d) for any transaction from which the director derived any improper personal benefit.

8.2 Indemnification of Corporate Agents. To the fullest extent permitted by applicable law, the Corporation is also authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law of the State of Delaware, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders, and others.

8.3 Repeal or Modification. Any repeal or modification of the foregoing provisions of this Article 8 shall not adversely affect any right of indemnification or limitation of liability of an agent of the Corporation relating to the acts or omissions occurring prior to such repeal or modification.

Article IX of the Registrant’s By-Laws (incorporated by reference herein) provides that:

Section 1. Right to Indemnification.

Each person who was or is a party or is threatened to be made a party to or is involved (as a party, witness, or otherwise), in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a “Proceeding”), by reason of the fact that he, or a person of whom he is the legal representative, is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, whether the basis of the Proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent (hereafter an “Agent”), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended or interpreted (but, in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the corporation to provide broader indemnification rights than were permitted prior thereto) against all expenses, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement, and any interest, assessments, or other charges imposed thereon, and any federal, state, local, or foreign taxes imposed on any Agent as a result of the actual or deemed receipt of any payments under this Article) reasonably incurred or suffered by such person in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing for any of the foregoing in, any Proceeding (hereinafter “Expenses”); provided, however, that except as to actions to enforce indemnification rights pursuant to Section 3 of this Article, the corporation shall indemnify any Agent seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if the Proceeding (or part thereof) was authorized by the Board of Directors of the corporation. The right to indemnification conferred in this Article shall be a contract right.

Section 2. Authority to Advance Expenses.

Expenses incurred by an officer or director (acting in his capacity as such) in defending a Proceeding shall be paid by the corporation in advance of the final disposition of such Proceeding, provided, however, that if required by the Delaware General Corporation Law, as amended, such Expenses shall be advanced only upon delivery to the corporation of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this Article or otherwise. Expenses incurred by other Agents of the corporation (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board of Directors deems appropriate. Any obligation to reimburse the corporation for Expense advances shall be unsecured and no interest shall be charged thereon.

Section 3. Right of Claimant to Bring Suit.

If a claim under Section 1 or 2 of this Article is not paid in full by the corporation within 120 days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense (including attorneys’ fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation) that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 4. Provisions Nonexclusive.

The rights conferred on any person by this Article shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. To the extent that any provision of the Certificate, agreement, or vote of the stockholders or disinterested directors is inconsistent with these bylaws, the provision, agreement, or vote shall take precedence.

Section 5. Authority to Insure.

The corporation may purchase and maintain insurance to protect itself and any Agent against any Expense, whether or not the corporation would have the power to indemnify the Agent against such Expense under applicable law or the provisions of this Article.

Section 6. Survival of Rights.

The rights provided by this Article shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 7. Settlement of Claims.

The corporation shall not be liable to indemnify any Agent under this Article (a) for any amounts paid in settlement of any action or claim effected without the corporation’s written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award if the corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 8. Effect of Amendment.

Any amendment, repeal, or modification of this Article shall not adversely affect any right or protection of any Agent existing at the time of such amendment, repeal, or modification.

Section 9. Subrogation.

In the event of payment under this Article, the corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Agent, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the corporation effectively to bring suit to enforce such rights.

Section 10. No Duplication of Payments.

The corporation shall not be liable under this Article to make any payment in connection with any claim made against the Agent to the extent the Agent has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise indemnifiable hereunder.

The directors and officers of the Registrant are covered by a policy of liability insurance indemnifying them against certain liabilities, including liabilities arising under the Securities Act, which might be incurred by them in their capacities as directors and officers.

See also the undertakings set out in item 22 herein.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) See Exhibit Index.

(b) Not Applicable.

(c) Not Applicable.

ITEM 22. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statements; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

(4) every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(5) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(6) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, California on October 24, 2005.

JDS Uniphase Corporation

By:	/S/ KEVIN J. KENNEDY
Kevin J. Kennedy Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, Kevin J. Kennedy, Ph.D., Chief Executive Officer and David Vellequette, Senior Vice President and Chief Financial Officer, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Registration Statement on Form S-4 (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on and on the dates indicated.

Signature	Title	Date

/S/ KEVIN J. KENNEDY Kevin J. Kennedy, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	October 24, 2005

/S/ DAVID VELLEQUETTE David Vellequette	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 24, 2005

* Richard E. Belluzzo	Director	October 24, 2005

* Bruce D. Day	Director	October 24, 2005

* Robert E. Enos	Director	October 24, 2005

* Peter A. Guglielmi	Director	October 24, 2005

* Martin A. Kaplan	Director	October 24, 2005

* Richard T. Liebhaber	Director	October 24, 2005

* Casimir S. Skrzypczak	Director	October 24, 2005

*By:	/S/ KEVIN J. KENNEDY
Kevin J. Kennedy Attorney-in-Fact

EXHIBIT INDEX

Exhibit

2.1	Agreement and Plan of Merger, dated as of September 6, 2005, by and among the Registrant, JDSU Acquisition VIII, Inc., Agility Communications, Inc., and for purposes of Article 12 only, Ronald Nelson and Charles Froland (included as Annex A to the proxy statement and prospectus filed as part of this Registration Statement).

3.1(1)	Restated Certificate of Incorporation.

3.2(2)	Certificate of Designation of the Series A Preferred Stock.

3.3(3)	Certificate of Designation of the Series B Preferred Stock.

3.4(4)	Certificate of Designation of the Special Voting Stock.

3.5(12)	Amended and Restated Bylaws of JDS Uniphase Corporation.

4.1(5)	Exchangeable Share Provisions attaching to the Exchangeable Shares of JDS Uniphase Canada Ltd. (Formerly 3506967 Canada Inc.).

4.2(6)	Voting and Exchange Trust Agreement between JDS Uniphase, JDS Uniphase Canada Ltd. and CIBC Mellon Trust Company.

4.3(7)	Exchangeable Share Support Agreement between JDS Uniphase, JDS Uniphase Canada Ltd. and JDS Uniphase Nova Scotia Company.

4.4(8)	Registration Rights Agreement between JDS Uniphase, JDS Uniphase Canada Ltd. and The Furukawa Electric Co., Ltd.

4.5(9)	Fifth Amended and Restated Rights Agreement between JDS Uniphase and American Stock Transfer & Trust Company.

4.6(10)	Amended and Restated Rights Agreement between JDS Uniphase Canada Ltd. and CIBC Mellon Trust Company (Amended and Restated as of February 6, 2003).

4.7(11)	Indenture dated October 31, 2003.

5.1*	Opinion of Morrison & Foerster LLP, together with consent.

9.1	Form of Voting Agreement (included as Annex E to the proxy statement and prospectus which is a part of this Registration Statement).

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Morrison & Foerster LLP (included as part of its opinions filed as Exhibits 5.1 and 8.1).

24.1*	Power of Attorney (See Page II-5 of this Registration Statement)

99.1	Form of Proxy of Agility Communications, Inc.

*	previously filed.
(1)	Incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K/A filed February 13, 2001.
(2)	Incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed June 24, 1998.
(3)	Incorporated by reference to Exhibit 3(i)(d) of the Company’s Annual Report on Form 10-K filed September 28, 1998.
(4)	Incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3 filed July 14, 1999.
(5)	Incorporated by reference to the Company’s definitive Proxy Statement on Schedule 14A filed June 2, 1999.
(6)	Incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K filed September 1, 1999.

(7)	Incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K filed September 1, 1999.
(8)	Incorporated by reference to Exhibit 4.5 of the Company’s Annual Report on Form 10-K filed September 1, 1999.
(9)	Incorporated by reference to Exhibit 1 of the Company’s Registration Statement on Form 8-A12G/A filed February 18, 2003.
(10)	Incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K filed September 24, 2003.
(11)	Incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-3 filed November 14, 2003.
(12)	Incorporated by reference to Exhibit 3.5 of the Company’s Annual Report on Form 10-K filed September 16, 2004.